impuestos11% F CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the periods ending on June 30, 2024, and 2023 and December 31, 2023

INDEPENDENT AUDITOR’S REVIEW REPORT (A free translation from the original in Spanish) Santiago, July 30, 2024 To the Shareholders and Directors Banco Santander - Chile Results of the review of interim consolidated financial information We have reviewed the accompanying interim consolidated financial statements of Banco Santander - Chile and subsidiaries, which comprise the interim consolidated statement of financial position as of June 30, 2024, and the related interim consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2024 and 2023, the related interim consolidated statements of cash flows and changes in equity for the six-month periods then ended, and the related notes to the interim consolidated financial statements (collectively referred to as interim consolidated financial information). Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial information so that it is in conformity with accounting standards and instructions issued by the Financial Market Commission. Basis for the review results We conducted our reviews in accordance with Generally Accepted Auditing Standards in Chile applicable to reviews of interim financial information. A review of interim financial information consists mainly of applying analytical procedures and making inquiries with those responsible for accounting and financial matters. A review of interim financial information is substantially less in scope than an audit performed in accordance with Chilean Generally Accepted Auditing Standards, the objective of which is the expression of an opinion on the interim financial information as a whole. Consequently, we do not express such an opinion. According to the ethical requirements relevant to our review, we are required to be independent of Banco Santander - Chile and subsidiaries and to comply with the other ethical responsibilities in accordance with such requirements. We believe that the results of the review procedures provide a reasonable basis for our conclusion. Management’s responsibility for the interim consolidated financial information Management of Banco Santander - Chile is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with accounting standards and instructions issued by the Financial Market Commission. This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of interim consolidated financial information that is free from material misstatement, whether due to fraud or error.

Santiago, July 30, 2024 Banco Santander - Chile 2 Other matters - Statement of financial position as of December 31, 2023 On February 20, 2024, we issued an unqualified opinion on the consolidated financial statements as of December 31, 2023 and 2022 of Banco Santander - Chile and subsidiaries, which include the consolidated statement of financial position as of December 31, 2023 presented in the accompanying consolidated interim financial statements, together with the related notes. Fernando Orihuela B. RUT: 22.216.857-0

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 2 CONTENT CONSOLIDATED INTERIM FINANCIAL STATEMENTS CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION ....................................................................................................................... ……………….3 INTERIM CONSOLIDATED INCOME STATEMENTS .................................................................................................................................................... ……………….5 INTERIM STATEMENTS OF OTHER CONSOLIDATED COMPREHENSIVE INCOME ............................................................................................... ……………….7 CONSOLIDATED INTERIM CASH FLOW STATEMENTS ............................................................................................................................................. ……………….8 CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY ............................................................................................................................ ………… 11 NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS NOTE 01 - BACKGROUND OF THE INSTITUTION ................................................................................................................................................................................ 12 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS ........................................................................................................................................................ 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED .............................................. 44 NOTE 04 - ACCOUNTING CHANGES .................................................................................................................................................................................................... 47 NOTE 05 – SIGNIFICANT EVENTS ... 48 NOTE 06 - BUSINESS SEGMENTS ... 50 NOTE 07 - CASH AND CASH EQUIVALENTS ........................................................................................................................................................................................ 53 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS ................................................................................. 54 NOTE 09 - NON-MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS ..................................................... 56 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS ................................................................................. 57 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ....................................................................................................... 58 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES ............................................................................................................ 62 NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST ......................................................................................................................................................................... 72 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES................................................................................................................................................ 93 NOTE 15 - INTANGIBLE ASSETS ... 95 NOTE 16 - FIXED ASSETS ... 97 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS ...................................................................................................................................... 99 NOTE 18 - CURRENT AND DEFERRED TAXES .................................................................................................................................................................................... 102 NOTE 19 - OTHER ASSETS ... 107 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE .............. 108 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS ......................................................................................... 109 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST ................................................................................................................................................................. 111 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS .............................................................................................................................................................. 121 NOTE 24 - PROVISIONS FOR CONTINGENCIES ................................................................................................................................................................................. 123 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF ISSUED REGULATORY CAPITAL FINANCIAL INSTRUMENTS ............ 124 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK .......................................................................................................................................................................... 125 NOTE 27 - OTHER LIABILITIES ... 127 NOTE 28 - EQUITY ... 128 NOTE 29 - CONTINGENCIES AND COMMITMENTS .......................................................................................................................................................................... 133 NOTE 30 - INTEREST INCOME AND EXPENSES ................................................................................................................................................................................. 136 NOTE 31 - READJUSTMENT INCOME AND EXPENSE ........................................................................................................................................................................ 138 NOTE 32- COMMISSION INCOME AND EXPENSES ........................................................................................................................................................................... 140 NOTE 33 - NET FINANCIAL INCOME .................................................................................................................................................................................................. 145 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES .............................................................................................................................................................. 147 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS ................................................................... 148 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES ................................................................................................................................................................ 149 NOTE 37 –EXPENSES FROM OBLIGATIONS TO EMPLOYEES ........................................................................................................................................................... 150 NOTE 38 –ADMINISTRATIVE EXPENSES ........................................................................................................................................................................................... ..153 NOTE 39 - DEPRECIATION AND AMORTIZATION ............................................................................................................................................................................. 154 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS ..................................................................................................................................................................... 155 NOTE 41 - CREDIT LOSS EXPENSES ................................................................................................................................................................................................... 156 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS .............................................................................................................................................................. 161 NOTE 43 - RELATED PARTIES ... 162 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES .................................................................................................................................. 169 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES ................................................................................. 179 NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY ................................................................................................................. 181 NOTE 47 - RISK MANAGEMENT AND REPORTING ............................................................................................................................................................................ 182 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS ................................................................................................... 215 NOTE 49 - SUBSEQUENT EVENTS ...................................................................................................................................................................................................... 221

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 3 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of June 30, 2024 and December 31, 2023 As of Jue 30, 2024 As of December 31, 2023 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 2,038,249 2,723,282 Cash in collection process 7 693,606 812,524 Financial assets held for trading at fair value through profit or loss 8 11,489,451 10,217,794 Financial derivatives contracts 8 11,363,981 10,119,486 Debt financial instruments 8 125,470 98,308 Other - - Non-trading financial assets mandatorily measured at fair value 9 - - Financial assets designated at fair value through profit or loss 10 - - Financial assets at fair value through other comprehensive income 11 2,601,443 4,641,282 Debt financial instruments 11 2,562,785 4,536,025 Other 11 38,658 105,257 Financial derivative contracts for hedge accounting 12 680,107 605,529 Financial assets at amortized cost 13 47,014,371 47,834,678 Rights under repurchase and securities lending agreements 13 67,372 - Debt financial instruments 13 7,609,556 8,176,895 Interbank loans 13 1,953 68,326 Loans and receivables from clients - Commercial 13 16,646,509 17,401,425 Loans and receivables - Mortgage 13 17,316,817 16,925,058 Loans and receivables from clients - Consumer 13 5,372,164 5,262,974 Investment in companies 14 57,528 55,284 Intangible assets 15 90,373 97,551 Fixed assets 16 200,396 198,744 Assets with leasing rights 17 133,927 153,528 Current taxes 18 72 146 Deferred taxes 18 444,565 428,549 Other assets 19 2,764,128 3,046,607 Non-current assets and disposal groups for sale 20 53,806 42,390 TOTAL ASSETS 68,262,022 70,857,888 The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 4 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of June 30, 2024 and December 31, 2023 As of June 30, 2024 As of December 31, 2023 LIABILITIES Note Ch$mn Ch$mn Cash in collection process 7 625,813 775,082 Financial liabilities held for trading at fair value through profit or loss 21 11,329,936 9,521,575 Financial derivatives contracts 21 11,329,936 9,521,575 Other 21 - - Financial liabilities designated at fair value through profit or loss 10 - - Financial derivative contracts for hedge accounting 12 943,843 2,466,767 Financial liabilities at amortized cost 22 45,470,062 48,622,169 Deposits and other demand liabilities 22 13,230,749 13,537,826 Time deposits and other term equivalents 22 16,067,191 16,137,942 Obligations under repurchase and securities lending agreements 22 534,938 282,584 Interbank borrowing 22 6,966,385 10,366,499 Debt financial instruments issued 22 8,483,557 8,001,045 Other financial liabilities 22 187,242 296,273 Obligations under leasing contracts 17 86,641 104,516 Financial instruments of regulatory capital issued 23 2,519,094 2,422,659 Provisions for contingencies 24 83,838 108,781 Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital 25 208,210 154,033 Special provisions for credit risk 26 340,062 339,334 Current taxes 18 37,091 163,878 Deferred taxes 18 - 3,547 Other liabilities 27 2,320,941 1,683,654 Liabilities included in disposal groups for sale 20 - - TOTAL LIABILITIES 63,965,531 66,365,995 EQUITY Capital 28 891,303 891,303 Reserves 28 3,232,505 3,115,239 Other accrued comprehensive income 28 (98,860) (5,242) Items that will not be reclassified to profit or loss 1,353 1,369 Items that may be reclassified to profit or loss (100,213) (6,611) Retained earnings (expense) from prior years 39,679 23,487 Profit for the period 28 337,976 496,404 Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital 28 (208,210) (154,033) Equity holders of the Bank 28 4,194,393 4,367,158 Non-controlling interest 28 102,098 124,735 TOTAL EQUITY 4,296,491 4,491,893 TOTAL LIABILITIES AND EQUITY 68,262,022 70,857,888 The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending June 30, 2024 and 2023

		For the 6-month period ended June 30,		For the quarter ended June 30,	
		2024	2023	2024	2023
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interest income	30	1,863,672	1,872,235	882,797	948,735
Interest expense	30	(1,188,946)	(1,572,313)	(518,798)	(824,157)
Net interest income	**30**	**674,726**	**299,922**	**363,999**	**124,578**
Readjustment income	31	210,807	326,601	147,766	178,137
Readjustment expenses	31	(65,084)	(95,531)	(53,754)	(48,603)
Net readjustment income	**31**	**145,723**	**231,070**	**94,012**	**129,534**
Commission income	32	464,122	414,852	234,375	205,676
Commission expense	32	(202,099)	(148,996)	(99,267)	(69,755)
Net commission income	**32**	**262,023**	**265,856**	**135,108**	**135,921**
Financial result per:					
Assets and liabilities for trading	33	(10,006)	127,094	(8,322)	(6,147)
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(45,320)	(35,382)	316	1,179
Exchange, readjustments and hedge accounting of foreign currencies	33	163,707	70,626	65,520	89,935
Reclassifying of financial assets due to changes in business model	33	-	-	-	–
Other financial results	33	-	-	-	–
Net financial result	**33**	**108,381**	**162,338**	**57,514**	**84,967**
Results from investments in companies	34	4,210	4,197	2,833	2,655
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(543)	2,195	(573)	(734)
Other operating income	36	6,817	2,123	886	1,579
TOTAL OPERATING INCOME		**1,201,337**	**967,701**	**653,779**	**478,500**
Expenses from obligations to employees	37	(193,240)	(211,141)	(102,220)	(113,927)
Administrative expenses	38	(185,013)	(149,385)	(92,751)	(72,088)
Depreciation and amortization	39	(71,183)	(70,979)	(34,909)	(34,932)
Impairment of non-financial assets	40	-	-	-	-
Other operational expenses	36	(56,151)	(7,463)	(15,952)	(695)
TOTAL OPERATIONAL COSTS		**(505,587)**	**(438,968)**	**(245,832)**	**(221,642)**
OPERATING INCOME BEFORE CREDIT LOSS		**695,750**	**528,733**	**407,947**	**256,858**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 5

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 6 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending June 30, 2024 and 2023 For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 Note Ch$mn Ch$mn Note Ch$mn Credit loss expenses due to: Provisions for credit risk due from banks and loans and receivables from clients 41 (327,615) (277,209) (165,958) (145,170) Special provisions for credit risk 41 (332) 65 (1,657) 1,419 Recovery of impaired loans 41 70,906 46,618 39,923 26,305 Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income 41 (235) (1,061) (330) 108 Credit loss expenses 41 (257,276) (231,587) (128,022) (117,338) OPERATIONAL RESULT 438,474 297,146 279,925 139,520 Results from continuing operations before taxes 438,474 297,146 279,925 139,520 Income tax 18 (94,779) (24,524) (59,274) (6,686) Results from continuing operations after taxes 343,695 272,622 220,651 132,834 Results from discontinued operations before taxes 18 - - - - Discontinued operations tax - - - - Results from discontinued operations after taxes - - - - CONSOLIDATED PROFIT FOR THE PERIOD 28 343,695 272,622 220,651 132,834 Attributable to: Equity holders of the Bank 28 337,976 262,870 217,725 127,187 Non-controlling interest 28 5,719 9,752 2,926 5,647 Earnings per share attributable to equity holders of the Bank: Base earnings 28 1,79 1,40 1,16 0,68 Diluted earnings 28 1,79 1,40 1,16 0,68 The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 7 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending June 30, 2024 and 2023 For the 6-month period ended June 30, For the quarter ended June 30, 31-12-2021 2024 2023 2024 Note Ch$mn Ch$mn Note Ch$mn CONSOLIDATED PROFIT FOR THE PERIOD 343,695 272,622 220,651 132,834 Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans - - - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income (44) 11 (67) 1,568 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 (44) 11 (67) 1,568 Income tax on other comprehensive results that will not be reclassified to profit or loss 18 12 (3) 18 (423) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 (32) 8 (49) 1,145 ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in the fair value of financial assets at fair value through other comprehensive income 28 (11,059) 18,778 (8,476) 13,029 Translation differences by foreign entities 28 - - - - Hedge accounting of net investments in foreign entities 28 - - - - Cash flow hedge accounting 28 (116,118) 137,519 (7,552) 215,849 Undesignated elements of hedge accounting instruments 28 - - - - Other 28 (1,045) (4,011) (991) (3,974) OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 (128,222) 152,286 (17,019) 224,904 Income taxes on other comprehensive income that may be reclassified to profit or loss 18 34,615 (41,117) 4,590 (60,724) TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 (93,607) 111,169 (12,429) 164,180 TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 (93,639) 111,177 (12,478) 165,325 CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 250,056 383,799 208,173 298,159 Attributable to: Equity holders of the Bank 244,358 373,976 205,269 291,382 Non-controlling interest 5,698 9,823 2,904 6,777 The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 8 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2024 and 2023 As of June 30, 2024 2023 Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD 438,474 297,146 Non-cash charges (credits) to profit or loss: (633,533) (467,343) Depreciation and amortization 39 71,183 70,979 Impairment of non-financial assets 40 - - Provisions for asset risks 41 328,182 278,205 Fair value adjustments transferred to profit or loss (46,458) (39,235) Results from investments in companies 34 (4,210) (4,197) Results from the sale of goods received in payment or awarded in a judicial auction 35 (2,329) (3,944) Provisions for assets received in payment 35 466 72 Profit/loss on sale of shareholding in other companies - - Profit on sale of fixed assets 35 (3,381) (2,284) Penalty of assets received in lieu of payment 35 6,788 11,023 Interest and adjustment net income 31-32 (820,449) (530,992) Net commission income 32 (262,023) (265,856) Other non-cash charges (credits) to profit or loss 3,919 (5,638) Income tax 18 94,779 24,524 Increase/decrease in operating assets and liabilities (410,065) 842,068 Decrease (increase) in loans and receivables from clients 218,507 (517,454) Decrease (increase) in financial investments 2,513,417 (861,543) Decrease (increase) in repurchase agreements (assets) (67,372) - Decrease (increase) in interbank loans 66,374 7,165 Decrease (increase) in assets received or awarded in payment (5,103) (1,170) Increase (decrease) in creditors in current accounts (50,086) (803,604) Increase (decrease) in deposits and time deposits (70,751) 1,913,599 Increase (decrease) in liabilities to domestic banks 252,418 (5,358) Increase (decrease) in other deposits and sight accounts 58,809 (110,595) Increase (decrease) in liabilities to foreign banks (454,584) 355,509 Increase (decrease) in obligations to the Central Bank of Chile (3,197,949) 203,037 Increase (decrease) in repurchase contracts (liabilities) 252,353 91,064 Increase (decrease) in other financial obligations (109,031) (38,653) Net increase in other assets and liabilities (146,913) 207,396 Interest and readjustments received 2,313,849 2,300,568 Interest and readjustments paid (2,107,000) (2,098,747) Dividends received from investments in companies 966 2,987 Fees and commissions received 324,130 299,925 Fees and commissions paid (202,099) (102,058) Total cash flow provided by (used in) operating activities (605,124) 671,871 The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 9 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2024 and 2023 As of June 30, 2024 2023 Note Ch$mn Ch$mn CASH FLOWS FROM INVESTMENT ACTIVITIES: Purchases of fixed assets 16 (24,644) (16,704) Sales of fixed assets 5,900 3,407 Purchase of intangible assets 15 (20,109) (12,867) Acquisitions of investments in companies – - Total cash flow provided by (used in) investment activities (38,853) (26,164) CASH FLOW FROM FINANCING ACTIVITIES: Attributable to shareholders' interest: Subordinated bond placement – - Redemption of subordinated bonds and interest payments – - Dividends paid (347,483) (485,191) Redemption and payment of interest/letters of credit capital (743) (1,497) Placement of current bonds 729,273 502,117 Redemption and payment of interest/principal on mortgage bonds (4,228) (3,466) Redemption and payment of interest/current bond capital (366,405) (257,141) Placement of bonds without fixed maturity - - Redemption and payment of interest/bonds without fixed maturity capital (16,192) (13,111) Interest payments/capital lease obligations (16,690) (17,174) Attributable to non-controlling interest: – - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest – - Total cash flows used in financing activities (22,468) (275,463) D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD 17,985 (666,445) E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS 11,763 5,500 F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,760,724 1,982,942 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 2,106,041 2,358,686 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on As of June 30, 2024 2023 Note Ch$mn Ch$mn Credit Risk Provision for the Interim Statements of Cash Flows 328,182 278,205 Recovery of impaired loans (70,906) (46,618) Net provision for loan loss 41 257,276 231,587

Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 10 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2024 and 2023 Changes other than cash Reconciliation of liabilities arising from financing activities 12-31-2023 Cash Flow Acquisition Foreign Currency Movement UF Movement Fair Value Changes 06-30-2024 Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated Bonds 1,813,939 - - - 48,459 - 1,862,398 Senior bonds 7,925,385 362,868 - - 124,603 - 8,412,856 Mortgage bonds 74,431 (4,228) - - 12 - 70,215 Bonds without fixed maturity 608,721 (16,192) - 64,167 - - 656,696 Letters of credit 1,229 (743) - - - - 486 Dividends paid - (347,483) - - - - (347,483) Obligations under leasing contracts 104,516 (16,690) - - (1,185) - 86,641 Total liabilities from financing activities 10,528,221 (22,468) - 64,167 171,889 - 10,741,809

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended June 30, 2024 and December 31, 2023

	Equity attributable to shareholders									Non-controlling interest (*)	Total Equity
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2023	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	836,990	(247,508)	4,128,808	109,564	4,238,372
Payment of common stock dividends	-	-	-	-	-	-	(485,191)	-	**(485,191)**	-	**(485,191)**
Income reserves from the previous period	-	300,069	-	-	-	-	(300,069)	-	-		-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	94,962	**94,962**	-	**94,962**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(28,243)	(1,487)	**(29,730)**	-	**(29,730)**
Other movements	-	-	-	-	-	-	-	-	-	(49)	**(49)**
Subtotal: Transactions with shareholders during the period	-	**300,069**	-	-	-	-	**(813,503)**	**93,475**	**(419,959)**	**(49)**	**(420,008)**
Profit for the year (period)	-	-	-	-	-	-	-	496,404	496,404	14,410	**510,814**
Other comprehensive income for the year	-	-	-	18,534	203,254	(59,883)	-	-	161,905	810	**162,715**
Subtotal: Comprehensive income for the year	-	-	-	**18,534**	**203,254**	**(59,883)**	-	**496,404**	**658,309**	**15,220**	**673,529**
Closing balance on December 31, 2023	**891,303**	**3,117,463**	**(2,224)**	**(91,596)**	**84,416**	**1,938**	**23,487**	**342,371**	**4,367,158**	**124,735**	**4,491,893**
Distribution of results from previous year	-	-	-	-	-	-	**496,404**	**(496,404)**	-	-	-
Opening balances as of January 1, 2024	**891,303**	**3,117,463**	**(2,224)**	**(91,596)**	**84,416**	**1,938**	**519,891**	**(154,033)**	**4,367,158**	**124,735**	**4,491,893**
Payment of common stock dividends	-	-	-	-	-	-	(347,483)	-	**(347,483)**	-	**(347,483)**
Reserves of income from the previous period	-	117,266	-	-	-	-	(117,266)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(53,864)	**(53,864)**	-	**(53,864)**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(15,463)	(313)	**(15,776)**	-	**(15,776)**
Other movements	-	-	-	-	-	-	-	-	-	(28,335)	(28,335)
Subtotal: Transactions with shareholders during the period	-	**117,266**	-	-	-	-	**(480,212)**	**(54,177)**	**(417,123)**	**(28,335)**	**(445,458)**
Profit for the year (period)	-	-	-	-	-	-	-	337,976	**337,976**	5,719	343,695
Other comprehensive results for the period	-	-	-	(12,119)	(116,118)	34,619	-	-	**(93,618)**	(21)	(93,639)
Subtotal: Comprehensive income for the period	-	-	-	**(12,119)**	**(116,118)**	**34,619**	-	**337,976**	**244,358**	**5,698**	**250,056**
Closing balance as of June 30, 2024	**891,303**	**3,234,729**	**(2,224)**	**(103,715)**	**(31,702)**	**36,557**	**39,679**	**129,766**	**4,194,393**	**102,098**	**4,296,491**

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders Ch$mn	Allocated to reserves Ch$mn	Allocated to dividends Ch$mn	Percentage distribution %	Number of shares	Dividend per share (In Ch$)
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70	188,446,126,794	1,844
Year 2022 (Shareholders Meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2,575

The accompanying notes form an integral part of the Interim Consolidated Financial Statements

Interim Consolidated Financial Statements

June 2024 / Banco Santander-Chile 11

Banco Santander - Chile & Affiliates NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 12 NOTE N°01 - BACKGROUND OF THE INSTITUTION Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program. Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both subsidiaries controlled by Banco Santander Spain. As of June 30, 2024, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding SA and 100% of Teatinos Siglo XXI Inversiones SA, which allows Banco Santander Spain control over 67.18% of the Bank's shares. The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking. The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS a. Preparation Basics These Consolidated Interim Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail. The Bank uses certain currency terms and conventions for these Consolidated Interim Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'. The notes in the Consolidated Interim Financial Statements contain information in addition to that presented in the Consolidated Interim Statements of Financial Position, Consolidated Interim Income Statements, Consolidated Interim Statements of Other Comprehensive Income, Consolidated Interim Statements of Changes in Equity and Consolidated Interim Statements of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable, and comparable manner. b. Basis for Preparation of Consolidated Interim Financial Statements The Consolidated Interim Financial Statements as of June 30, 2024 and 2023 and December 31, 2023, incorporate the individual interim financial statements of the Bank and the companies over which the Bank exercises control (affiliates), and include the adjustments, reclassifications and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 "Consolidated Financial Statements". Control is achieved when the Bank: i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 13 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include: • The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. • The potential voting rights are held by the Bank, other vote holders or other parties. • The rights arising from other contractual agreements. • Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Consolidated Interim Statements of Income and Consolidated Interim Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary. Profit or loss alongside each component of the Consolidated Interim Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated. Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank’s equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank. The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Consolidated Interim Statements of Changes in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Consolidated Interim Statements of Income.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The following table shows the composition of the entities over which the Bank has the capacity to exercise control, and therefore, form part of the consolidation perimeter:

i. Entities controlled by the Bank through participation in equity

	Main Activity	Place of incorporation and operation	% of ownership								
			As of June 30, 2024			As of December 31, 2023			As of June 30, 2023		
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

ii. Entities controlled by the Bank through other considerations.

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.
- Pago NXT Payments Chile Spa: the purpose of the Company is the provision of data processing and transmission services, databases and resources, among other services.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 14

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

i. Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'.

The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

				% Ownership	
Associate name	Main activity	Place of incorporation and operation	As of June 30, 2024	As of December 31, 2023	As of June 30, 2023
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

i. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Consolidated Statement of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 15

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 16 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued c. Non-controlling interest Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statements of Income and separately from the equity in the Consolidated Interim Statements of Financial Position. In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage. d. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects: i. The nature of the products and services. ii. The nature of production processes. iii. The type of customer category for which its products and services are intended. iv. The methods used to distribute their products or provide services. v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external clients and intersegment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss. iii. Its assets equal or exceed 10% of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Consolidated Interim Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 17 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued e. Functional & Presentation Currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21, has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'. f. Foreign Currency Transactions The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounted Ch$942.44 per US$ 1 for June 2024 (C$800.94 per US$ 1 for June 2023 and Ch$874.45 per US$1 for December 2023). For all other currencies, an external price provider is used. The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank. g. Cash and cash equivalents The indirect method is used to prepare the Consolidated Interim Cash Flow Statements, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing. The following items are taken into consideration in the preparation of the Consolidated Interim Cash Flow Statements: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. h. Definitions, classification, and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity. A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments. A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 18 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. ii. Initial recognition The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin. For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets. The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: • To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration. • To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose. • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis. The Bank classifies its financial assets depending on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss. In addition, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 19 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity between 2024 to 2026. This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incrementing Loans program (FCIC) and the demand to constitute larger technical reserves due to increased balances held by the Bank's clients. Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better. The Bank also has both the intention and the ability to hold them to maturity. Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss. Reclassifications Reclassifying occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: (a) Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability. (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. (c) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 20 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued (d) Irrevocable election to measure at fair value with changes in other comprehensive income. Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss. v. Derecognition of financial assets/liabilities A financial asset shall be derecognized when and only when: (a) The contractual rights to the cash flow from the financial asset expire, or (b) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized. In the case of unconditional sales, sales with a repurchase agreement at fair value at the date of the repurchase, sales of financial assets with an acquired call option or sale option issued deeply "out of the money", uses of assets in which the transferor does not retain subordinated financing or grant any type of credit enhancement to the new holders and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statements of Financial Position, simultaneously recognizing any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets with a repurchase agreement for a fixed price or for the sale price plus interest, securities lending contracts in which the borrower has the obligation to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Statements of Financial Position and continues to be measured with the criteria used prior to transfer. A financial liability will be derecognized when, and only when, it has been extinguished, that is, when the obligation specified in the corresponding contract has been paid or cancelled or has expired. In the case of loans, the FMC requirements for deregistration will apply, see letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Consolidated Interim Statement of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of June 30, 2024 and 2023 and December 31, 2023, the Bank has no financial asset/liability that offset.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 21 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued i. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). 2. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 3. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that: a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 4. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks. The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Consolidated Interim Statement of Income. b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Consolidated Interim Income Statements under 'Interest and adjustment income'. c. For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Consolidated Interim Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity. d. Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Consolidated Interim Income Statements in 'Net income from financial operations'.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 22 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable. When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Consolidated Interim Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Consolidated Interim Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Consolidated Interim Statements of Income. Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of June 30, 2024 and 2023 and December 31, 2023, Banco Santander-Chile did not hold embedded derivatives in its portfolio. j. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value. 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability. When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and the different types of risk related to the instrument. When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy. Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost). All derivatives are recorded in the Consolidated Interim Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Consolidated Interim Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss'.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 23 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value. For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income. As of June 30, 2024 and 2023 and December 31, 2023, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives. Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 24 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The main techniques used as of June 30, 2024 and 2023 and December 31, 2023 by the Bank's internal models to determine the fair value of financial instruments are described below: i. The Present Value method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps). Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity. iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations, and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards). Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use. Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Consolidated Interim Financial Statements. k. Fixed asset This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows: i. Fixed assets for own use Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned. Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 25 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank applies the following useful lives for the tangible assets that comprise its assets: At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary. Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years based on the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use. l. Leases At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether: • The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. • The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. • The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used. ITEM Useful Life (Months) Land - Paintings and works of art - Carpets and curtains 36 Computers and Hardware 36 Vehicles 36 ATMs and teleconsultations 60 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 60 Air conditioning systems 84 Other installations 120 Buildings 1,200

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 26 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued a. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities. In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.44%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year. The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted. The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. b. As a lessor When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease. The Bank recognizes lease rentals received on a straight-line income basis over the lease term. c. Third-party financing The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Consolidated Interim Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Consolidated Interim Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term. m. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. n. Intangible assets Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank. To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 27 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized. o. Non-current assets held for sale Non-current assets held for sale and discontinued operations Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if the carrying amount will be recovered mainly through a sale transaction rather than through continued use. To apply the above classification, the asset must meet the following requirements: - It must be available in its current conditions for immediate sale, and a sale must be highly probable. - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. Assets received or awarded in lieu of payment The goods received or awarded in lieu of payment of credits and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Consolidated Interim Income Statements under 'Provision for credit risk'. These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Consolidated Interim Income Statements under 'Other operating expenses'. At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2023, the average cost was estimated at 5.67% of the appraised value (5.80% as of December 31, 2022). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets. These assets are generally estimated to be disposed of within one year from the award date. Under article 84 of the General Banking Law, assets not sold within this period are charged-off through a single instalment.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 28 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued p. Income and expense recognition The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its instalments is 90 days overdue. This means that interest, adjustments, or commissions are not recognized in the Consolidated Interim Income Statement unless effectively received. These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Consolidated Interim Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31). Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations. ii. Commissions, fees and similar items Fee and commission income and expenses are recognized in the Consolidated Interim Income Statements using the criteria set out in IFRS 15, ‘Revenue from contracts with customers. Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties. The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are: • Credit prepayment fees, which include fees related to customer prepayments of credit operations. • Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. • Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations. • Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. • Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. • Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. • Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. • Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). • Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. • Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. • Securitization fees, which include fees for securitization services.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 29 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued • Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. • Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: • Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. • License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. • Other fees for services linked to the credit card system and cards with the provision of funds. • Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards. • Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. • Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc. The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated. iii. Non-financial income and expenses They are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). iv. Commissions in the formalization of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Consolidated Interim Statements of Income over the life of the loan. q. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery. The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis. • Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigants. It also includes residential mortgages in its calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans.

I. Allowances for individual assessments

The individual assessment of commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity.

The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard and Impaired. The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behavior.

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.

Normal and Substandard Portfolio

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Interim Consolidated Financial Statements   June 2024 / Banco Santander-Chile 30

Banco Santander - Chile & Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

All the obligor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more.
ii. The debtor has not been granted loans to refinance its obligations.
iii. At least one of the payments includes the amortization of capital.
iv. Two payments must already be made if the debtor has made partial loan payments in the last six months.
v. If the debtor must make monthly payments, four consecutive instalments must have been paid.
vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 31

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 32 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions: i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigants and includes residential mortgage loans for its calculation. Concerning off-balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment. To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors. The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group-assessed portfolio. These include commercial loans for debtors not individually assessed, residential mortgage loans and consumer loans (including instalment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date. Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method. The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, socio-demographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD) Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans). Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method. Standard method of group portfolio provisioning i. Mortgage portfolio Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.
EL = Expected loss

This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	Segment V: Deeded house price (UF)	
	V<1,000	1,000< V <= 2,000
LTV <= 40% 40% < LTV <= 80%	100	
80% < LTV <=90%	95	96
LTV > 90%	84	89

ii. Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 33

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

a. Commercial leasing operations

For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100.00	100.00

Loss Given Default (LGD) applicable by PVB range and type of asset (%)		
LTV range (*)	**Real estate**	**Non-real estate**
LTV ≤ 40%	0.05	18.2
40% < LTV ≤ 50%	0.05	57.00
50% < LTV ≤ 80%	5.10	68.40
80% < LTV ≤ 90%	23.20	75.10
LTV > 90%	36.20	78.90

(*) LTV= Current value of operation/leased asset value

The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.

b. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at month-end	Days past due at month-end	Type of student loan	
		CAE	CORFO and others
Yes	**0**	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Non-performing portfolio	100.00	100.00
No	**N/A**	41.60	16.50

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 34

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	Type of student loan	
	CAE	CORFO and others
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	Guarantee		
	LTVC ≤ 100%	LTVC > 100%	No collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	LTVC Range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of assignor
Collateral	LTVC ≤ 60%	5.00	3.20
	60% < LTVC ≤ 75%	20.30	12.80
	75% < LTVC ≤ 90%	32.20	20.30
	90% < LTVC	43.00	27.10
No collateral		56.90	35.90

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the LTVC ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 35

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 36 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the: - The collateral’s last valuation, whether in its appraisal or fair value, depending on the type of real collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value. - Possible situations that could be causing temporary increases in the values of the guarantees. - Limits to the amount of coverage established in their respective clauses. In November 2023, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank implemented a calibration of its provisioning models for group assessments. The effects of this calibration implied a lower provision of approximately Ch$13,835 million. III. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Type of loan Credit Translation Factors (CTF) Immediately repayable unrestricted credit lines 10% Contingent loans linked to student loan (CAE) 15% Letters of credit for goods movement operations 20% Other unrestricted credit lines 40% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 50% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans 100% In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans. IV. Guarantees and credit enhancements Guarantees and collateral are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance. For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation standards in place.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 37 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. V. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims. VI. Provisions related to financing with FOGAPE guarantee Covid-19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable. Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions. VII. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB. VIII. Impaired receivables and suspension of accrual For loans assessed on a case-by-case basis, the impaired portfolio comprises loans classified in the impaired portfolio plus categories B3 and B4 of the 'substandard portfolio'. For group assessment, it comprises loans in the impaired portfolio. The Bank ceases to recognize income on an accrual basis in the Consolidated Interim Statement of Income when the loan or one of its instalments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, inflation adjustments or fees in the Consolidated Interim Statement of Financial Position. No income from such loans shall be recognized in the Consolidated Interim Statement of Income unless received. IX. Charge-offs As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire. The charge-offs in question refer to the derecognition in the Consolidated Interim Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 38 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off. Charge-offs should be carried out in the following circumstances, whichever occurs first: a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. b. When an unencumbered claim is 90 days old since it was registered as an asset. c. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. d. When the period of arrears of a transaction reaches the time limit for charge-offs set out below: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Residential mortgage loans 48 months Consumer leasing 6 months Other non-real estate leasing transactions 12 months Real estate leasing (household and business) 36 months X. Recovery of loans previously written off and receivables from clients Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets received or awarded in lieu of payment. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset. r. Impairment of financial assets other than loans and receivables and contingent loans The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables. The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information. This model uses a dual measurement approach in which the impairment provision is measured as follows: • Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. • Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 39 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram: Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit-impaired assets Credit loss expected in 12 months Lifetime credit loss Lifetime credit loss Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator. Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: PD: The probability of default estimates the probability of non-performance over a given time frame. LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time. EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults. The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others. Collateral and other credit enhancements are considered to measure expected credit loss. Determination of a significant increase in risk For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. The judgement and criteria used to establish thresholds are based on several principles. The principles are as follows: • Universal: all financial instruments with a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information. • Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documents must be prepared.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 40 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.). • Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.). Recognition of expected credit loss An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately. For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value. s. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each reporting date of the Consolidated Interim Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss. The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be lower than it’s carrying amount, it is written down from its recoverable amount. The impairment loss is recognized immediately in profit or loss. In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed. t. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Consolidated Interim Statements of Financial Position when all the following requirements are met: i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 41 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs which are not within the Bank's control. The Consolidated Interim Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies u. Income tax and deferred taxes The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published. Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation. For presentation in the Consolidated Interim Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level. v. Employee benefits i. Post-employment benefits – Defined Benefit Plan: According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are: i. Aimed at the Bank's upper management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 42 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include: - Current and past service costs are recognized in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period. - The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Consolidated Statement of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefits obligation recognized in the Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions. When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease. ii. Severance package for years of employment: Severance packages for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known. iii. Cash-settled share-based payments: The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period. w. Use of Estimates Preparing the Consolidated Interim Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates. In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 43 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Consolidated Interim Statements of Financial Position. Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions. The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected. These estimates are based on the best available information and mainly refer to the following: - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) x. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of June 30, 2024 and 2023 and December 31, 2023, the Bank did not hold any instruments that have a dilutive effect on equity. y. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Interim Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits'). The difference between the purchase and sale prices is recorded as financial interest over the contract's life. z. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that are owned by third parties are not included in the Consolidated Interim Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Consolidated Interim Statement of Income. aa. Provision for mandatory dividends As of June 30, 2024, the Bank recognized a liability (provision) for minimum or mandatory dividends. This provision is made under Article 79 of the Chilean Corporation Law, which is consistent with the Bank's internal dividend policy. This requires that at least 30% of net income for the period be distributed to shareholders, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares. As of May 2024, the Board of Directors has agreed to make use of the power granted by the last Ordinary Shareholders' Meeting, to increase the dividend provision to 60% of accumulated earnings. This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in the Consolidated Interim Statement of Change in Equity.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 44 NOTE N°03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED 1. Pronouncements issued and adopted. As of the date of issuance of these Consolidated Interim Financial Statements, the new accounting statements issued by both the FMC and the International Accounting Standards Board, which have been adopted in their entirety by the Bank, are as follows: a. Accounting Standards issued by the Financial Market Commission. There are no new FMC standards that apply to these Consolidated Interim Financial Statements. b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IFRS 16 - Lease liability on a sale and leaseback. This amendment, issued on September 22, 2022, requires a lessee-seller to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any gain or loss that relates to the right of use. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease contract. The amendments are effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Bank has determined there is no impact from this new standard. Amendment to IAS 1 - Non-current liabilities with covenants. This amendment, issued on October 31, 2022, amends the requirements introduced by "Classification of liabilities as current or non-current", on how an entity classifies its debt and other financial liabilities as current or non-current in the following particular circumstance: only the covenants that an entity must comply by the reporting date affects the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that allows users of the financial statements to understand the risk that non-current liabilities with covenants may become repayable within twelve months. The amendments are effective for periods beginning on or after January 1, 2024. The amendments are applied retrospectively in accordance with IAS 8 and early application is permitted. The Bank has determined that there is no impact from this new standard. Amendment to IAS 7 and IFRS 7 - Supplier Financing Agreements. The amendment to IAS 7 Statement of Cash Flow and IFRS 7 Disclosures of Financial Instruments requires an entity to disclose information about supplier financing arrangements to enable users of the Financial Statements to assess the effects of such arrangements on the entity's liabilities and cash flow and on the entity's exposure to liquidity risk. Amendments to IAS 7 apply for annual periods beginning on or after 1 January 2024, and amendments to IFRS 7 apply when amendments to IAS 7 apply. The Bank has determined that there is no impact from this rule.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 45 NOTE N°03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED, continued 2. Pronouncements issued that have not yet been adopted As of the closing date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as interpretations thereof and new FMC standards, which were not mandatory as of June 30, 2024. Although in some cases early application is permitted by the IASB, the Bank has not implemented them as of that date. a. Accounting Standards issued by the Financial Market Commission Regarding transactions with Related Parties that have been carried out a new standard establishes the minimum disclosures of the policies for normal operations and regulates their public dissemination. On January 8, 2024, the Financial Market Commission (FMC) published the regulations that establish the minimum disclosure requirements that must be contained in the customary related party transaction policies and regulations regarding the public dissemination of transactions with related parties which have been carried out. The regulations establish that customary related party transactions of public limited companies and special public limited companies must include the following matters: • Date of approval of the policy by the Board of Directors and date of the last modification to the policy. • Justification of the need to have a policy of habituality considering the case of the company. • Characteristics and conditions that operations must meet to be carried out under the customary policy. • Control mechanisms to which operations carried out under the policy will be subject to. • Person or body responsible for compliance with the control mechanisms set out in the policy. • Disclosure mechanisms. The regulations will come into force beginning September 1, 2024. Therefore, the policies in force should be approved by the boards of directors and made available to the public by August 30, 2024. The Bank is in the process of adopting this regulation. Standard model of provisions for consumer loans. On March 6, 2024, the Financial Market Commission (FMC) published a standardized methodology for the calculation of provisions for consumer loans. The new methodology is based on the identification of three risk factors for the parameter of probability of default: delinquency in the Bank at the end of the month of evaluation, delinquency in the banking system in any of the previous 3 months, and the possession of a residential mortgage loan in the banking system. At the same time, the loss given the default considers the application of two factors: the possession of a residential mortgage loan in the banking system and the type of consumer loan). The standard model of provisions for consumer loans will come into force in January 2025 with effects on the results of that period. The FMC has indicated that the estimated impact of the application of the new model on the industry would amount to about US$454 million. The Bank has estimated higher provisions in the consumer portfolio at about Ch$100 billion. b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 21 to clarify accounting treatment when there is absence of convertibility. This modification, issued on August 15, 2023, contains guidelines for when a currency is interchangeable and how to determine the exchange rate when it is not interchangeable. The modifications include: 1. Specify when a currency is interchangeable with another currency and when it is not. 2. Specify how an entity determines the exchange rate to apply when a currency is not interchangeable. 3. Require disclosure of additional information when a currency is not redeemable. The amendment also includes a new appendix with application guides on interchangeability and a new illustrative example. The modifications are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. At the date of issuance of these Consolidated Interim Financial Statements, this standard has no impact.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 46 NOTE N°03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED THAT HAVE NOT YET BEEN ADOPTED, continued IFRS 18 – Presentation and Disclosures in Financial Statements On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve reporting on financial performance and provide a better basis for analyzing and comparing companies: ● Improved Income Statement Comparability ● Greater transparency of management-defined performance measures ● More useful grouping of information in financial statements IFRS 18 is effective for annual accounting periods beginning on or after January 1, 2027, with advance application permitted. The Bank is in the process of analyzing this regulation. IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards. This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank is in the process of analyzing this regulation. Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are: » Derecognition of financial liabilities settled by electronic transfer This amendment allows an entity to consider that a financial liability (or part thereof) that will be settled in cash using an electronic payment system will be written off before the settlement date if the specified criteria are met. An entity that chooses to apply the option of derecognition of accounts would be obliged to apply it to all settlements made through the same electronic payment system. » Classification of financial assets • Contractual terms that are consistent with a basic loan agreement: The amendment provides guidance on how an entity can assess whether the contractual cash flows of a financial asset are consistent with a basic loan agreement. Examples are added to illustrate the changes. • Assets with "non-recourse" characteristics (which is not secured by any particular asset): the amendment improves the description of the term "non-recourse", according to this, a financial asset has non-recourse characteristics if an entity's ultimate right to receive cash flows is contractually limited to cash flows generated by specific assets. • Contractually linked instruments: the amendment clarifies the characteristics of contractually linked instruments that distinguishes them from other transactions. They also note that not all transactions with multiple debt instruments meet the criteria for transactions with multiple contractually linked instruments and provides an example. » Disclosures • Investments in equity instruments designated at fair value through other comprehensive income: An entity would be required to disclose the gain or loss on fair value presented in other comprehensive income during the period, showing separately the gain or loss on fair value that relates to investments derecognized in the period and the gain or loss on fair value that relates to investments held at the end of the period. • Contractual Terms That Could Change the Timing or Amount of Contractual Cash Flows: Disclosure of contractual terms that could change the timing or amount of contractual cash flows is required if a contingent event occurs (or does not occur) that does not directly relate to changes in the basic risks and costs of the loan. The requirements apply to each class of financial asset measured at amortized cost or fair value through changes in other comprehensive income and to each class of financial liability measured at amortized cost. The modifications are effective for annual periods beginning on or after January 1, 2026. Early application is allowed. The Bank is in the process of analyzing this regulation.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 47 NOTE 04 - ACCOUNTING CHANGES As of the date these Consolidated Financial Statements were issued, there were no accounting changes to disclose.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 48 NOTE N°05 – SIGNIFICANT EVENTS As of June 30, 2024, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Consolidated Interim Financial Statements. Board of Directors On March 26, 2024, at an ordinary meeting of the Board of Directors, it was agreed to convene an Ordinary Shareholders' Meeting for April 17, 2024 in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2023, equivalent to Ch$1.84393687 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings. Based on the above, the Bank decided to increase the minimum dividend provision to 70% of accumulated earnings for 2023. Also, and within the same matter, it will be proposed to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum. At the ordinary Board of Directors meeting held on June 25, 2024 and by virtue of the power granted by the last Ordinary Shareholders' Meeting, it was agreed to increase the dividend provision, going from the minimum base of 30% established in the Corporations Act to 60% of the accumulated profits as of June of this year and to apply that same percentage in the future months of 2024. As of June 30, 2024, the provision for minimum dividends reached Ch$202,785 million. Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the 2023 annual financial statements, the shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This represents a dividend of Ch$1.84393687 pesos for each share for a total of Ch$347,483 million. Likewise, it was approved that the remaining 30% of net profits be allocated, in part, to increase the Accumulated Earnings of previous years by the amount necessary to meet the payment of the next three interest coupons of the bonds without a fixed maturity for Ch$31,655 million and to increase the Bank's Reserves and Other Retained Earnings by Ch$117,266 million. It was also approved to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum. At the Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2024 financial year.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE N°05 – SIGNIFICANT EVENTS, continued

Subsidiaries and Associated Companies

On February 12, 2024, Santander Consumer Finance Limitada announced the signing of a conditional purchase agreement for the automotive loan portfolio of Servicios Financieros Mundo Crédito SpA. On April 1, 2024, the first stage of the agreement was finalized, which includes the purchase of approximately 7,092 operations for approximately Ch$49,455 million, which according to the contract could be subject to subsequent eliminations. As of June 30, 2024, the portfolio acquired from Servicios Financieros Mundo Crédito SpA amounted to Ch$44,557 million with a credit risk loan loss provision of Ch$1,820 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million.

During the months of April and May of this year, the company Bansa Santander S.A. and Santander Investments Chile Limitada made a series of modifications to the existing financing agreements between them, as a result of which the shareholders of Bansa Santander S.A. also granted Santander Investments Chile Limitada the power to appoint one of the three members of its Board of Directors. Therefore, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A., having to exclude this company from its consolidation perimeter. By extension, Banco Santander Chile has also had to carry out the same procedure. At the date of the deconsolidation, Bansa Santander S.A. contributed 0.4% of total assets, 0.7% of equity and 0.4% of consolidated profit to Banco Santander Chile.

On June 18, 2024, Pagonxt Trade S.L., in its capacity as sole shareholder of Pagonxt Trade Chile SpA (special purpose entity "EPE"), agreed to modify the corporate bylaws to change its corporate name to Pago NXT Payments Chile SpA.

Bond Issuance

In 2024, the Bank issued current FMC bonds for UF 11,000,000. Details of the issuances made during the current year are included in Note 22.

Series	Currency	Term Original	Issuance rate Annual	Issuance Date	Issue Amount	Maturity Date
AA14	UF	5 years	3.30%	12-01-2023	3,000,000	12-01-2028
AA15	UF	4 years	3.20%	10-01-2023	5,000,000	10-01-2027
AA16	UF	2.5 years	3.20%	04-01-2024	3,000,000	10-01-2026

Other

In May 2024, the Ministry of Finance published a debt repurchase schedule for Bonds of the General Treasury of the Republic of Chile with the aim of managing debt maturities in the coming years, offering new benchmark bonds to investors to support market liquidity, and retiring non-benchmark bonds. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320 billion of the BTP25, BTU25, BTP26 and BTU26 Bonds that were close to maturity in exchange for BTP27, BTP29 and BTU28 Bonds.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 49

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 50 NOTE N°06 - BUSINESS SEGMENTS The Bank manages and measures the performance of its operations by business segments. Their reporting is based on the Bank's internal information system for management of the segments established by the Bank. Inter-segment transactions are conducted under normal commercial terms and conditions. Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably. A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly. To comply with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organizational adjustments from time to time. These adjustments affect how it is managed or administered to a greater or lesser extent. Accordingly, the present disclosure provides information on how the Bank is managed. During 2024, the Bank maintains the general criteria applied in 2023, adding the opening of Retail (formerly Individuals and SMEs) in Retail and Wealth Management & Insurance. For comparison purposes, the 2023 data has been restated to include these changes. The Bank comprises the following business segments: Retail It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF100,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities, and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring. Wealth Management & Insurance This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture. Middle-Market It includes companies with annual sales ranging from 100,000 UF to 400,000 UF and large companies with annual sales over 400,000 UF without cap (for specialized items in the Metropolitan Region with annual sales over 100,000 UF without a cap). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments and companies in the real estate sector that execute projects to sell to third parties and to all construction companies with annual sales above 100,000 UF without cap. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition to companies in the real estate sector, specialized services are offered for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE N°06 - BUSINESS SEGMENTS, continued

Corporate Investment Banking (CIB)

This segment comprises foreign multinational companies or Chilean multinational companies. This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, and mutual fund and insurance brokerage.

This segment also includes a Treasury Division, which provides sophisticated financial products to Middle-market and CIB customers. These include products such as short-term financing and fundraising, brokerage services, derivatives, securitization, and other tailor-made products. In addition, the Treasury Division may act as a broker for transactions as well as manage a portion of the Bank's investment portfolio.

Corporate Activities ("Other")

This segment includes Financial Management, which performs the global management of the structural exchange rate position, the structural interest rate risk, and liquidity levels. The latter is managed through the implementation of issuances in the market. Likewise, it also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio. This usually means that this segment has a negative contribution to the results.

Furthermore, this segment incorporates all intra-segment results, and all activities not allocated to a segment or product with customers.

The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customized to meet the Bank's management needs. The Bank's earnings stem mostly from income from interest, commissions, and financial transactions. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

The tables below show the Bank's balances by business segment as of June 30, 2024 and 2023.

	As of June 30, 2024							**As of June 30, 2024**			
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	**Net income before taxes**	Income tax	**Net income**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	**Ch$mn**	Ch$mn	**Ch$mn**
Segments											
Retail	31,178,888	13,222,036	765,629	210,776	27,990	(239,766)	(345,658)	(22,979)	**395,992**	(106,918)	**289,074**
Wealth Management & Insurance	779,787	2,386,044	29,795	12,420	1,450	(3,430)	(14,192)	1,850	**27,893**	(7,531)	**20,362**
Middle-Market	5,797,709	3,991,907	156,148	21,044	10,217	(12,237)	(23,215)	(148)	**151,809**	(40,988)	**110,821**
CIB	2,369,608	8,273,864	123,370	26,079	89,473	(4,821)	(44,364)	734	**190,471**	(51,427)	**139,044**
Corporate Activity & others	400,904	1,424,089	(254,493)	(8,296)	(20,749)	2,978	(22,007)	(25,124)	**(327,691)**	112,085	**(215,606)**
Totals	**40,526,896**	**29,297,940**	**820,449**	**262,023**	**108,381**	**(257,276)**	**(449,436)**	**(45,667)**	**438,474**	**(94,779)**	**343,695**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions.

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 51

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE N°06 - BUSINESS SEGMENTS, continued

	As of Dec. 31, 2023		As of June 30, 2023								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	**Net income before taxes**	Income tax	**Net income**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	**Ch$mn**	Ch$mn	**Ch$mn**
Segments											
Retail	31,072,731	13,487,482	720,279	195,395	25,759	(229,967)	(346,889)	12,910	**377,487**	(101,921)	**275,566**
Wealth Management & Insurance	729,012	2,095,310	27,816	10,134	1,530	(1,353)	(14,938)	2,093	**25,282**	(6,826)	**18,456**
Middle-Market	6,026,504	3,808,484	157,745	18,406	10,394	(7,430)	(20,148)	11	**158,978**	(42,924)	**116,054**
CIB	3,089,036	8,275,044	125,160	24,511	97,137	3,488	(42,336)	395	**208,355**	(56,256)	**152,099**
Corporate Activity & others	(105,397)	2,009,448	(500,008)	17,410	27,518	3,675	(7,194)	(14,357)	**(472,956)**	183,403	**(289,553)**
Totals	**40,811,886**	**29,675,768**	**530,992**	**265,856**	**162,338**	**(231,587)**	**(431,505)**	**1,052**	**297,146**	**(24,524)**	**272,622**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions.
(2) Includes deposits, demand liabilities, and other time deposits.
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, and amortization.
(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of June 30, 2024		For the quarter ended June 30, 2024								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	**Net income before taxes**	Income tax	**Net income**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	**Ch$mn**	Ch$mn	**Ch$mn**
Segments											
Retail	31,178,888	13,222,036	387,584	106,953	14,474	(116,365)	(170,726)	(11,229)	**210,691**	(56,887)	**153,804**
Wealth Management & Insurance	779,787	2,386,044	16,250	5,668	730	(1,912)	(6,638)	1,290	**15,388**	(4,155)	**11,233**
Middle-Market	5,797,709	3,991,907	78,091	11,293	5,246	(9,761)	(11,732)	(304)	**72,833**	(19,664)	**53,169**
CIB	2,369,608	8,273,864	62,045	13,571	47,235	(1,841)	(22,817)	290	**98,483**	(26,590)	**71,893**
Corporate Activity & others	400,904	1,424,089	(85,959)	(2,377)	(10,171)	1,857	(17,967)	(2,853)	**(117,470)**	48,022	**(69,448)**
Totals	**40,526,896**	**29,297,940**	**458,011**	**135,108**	**57,514**	**(128,022)**	**(229,880)**	**(12,806)**	**279,925**	**(59,274)**	**220,651**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions.
(2) Includes deposits, demand liabilities, and other time deposits.
(3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, and amortization.
(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of Dec. 31, 2023		For the quarter ended June 30, 2023								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	**Net income before taxes**	Income tax	**Net income**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	**Ch$mn**	Ch$mn	**Ch$mn**
Segments											
Retail	31,072,731	13,487,482	365,080	97,950	13,073	(116,458)	(178,235)	13,668	**195,078**	(52,671)	**142,407**
Wealth Management & Insurance	729,012	2,095,310	14,456	4,770	821	(781)	(7,696)	1,222	**12,792**	(3,454)	**9,338**
Middle-Market	6,026,504	3,808,484	77,652	9,147	4,874	(3,344)	(10,223)	163	**78,269**	(21,133)	**57,136**
CIB	3,089,036	8,275,044	62,993	13,008	41,351	956	(21,011)	195	**97,492**	(26,323)	**71,169**
Corporate Activity & others	(105,397)	2,009,448	(266,069)	11,046	24,848	2,289	(3,782)	(12,443)	**(244,111)**	96,895	**(147,216)**
Totals	**40,811,886**	**29,675,768**	**254,112**	**135,921**	**84,967**	**(117,338)**	**(220,947)**	**2,805**	**139,520**	**(6,686)**	**132,834**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 52

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 53 NOTE N°07 - CASH AND CASH EQUIVALENTS a. The detail of the balances included under cash and deposits in banks is as follows: The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements and technical reserves that the Bank must maintain on average in monthly periods, although these funds are immediately available. b. Operations in the process of settlement: Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of June 30, As of Dec. 31, 2024 2023 Ch$mn Ch$mn Assets Documents held by other banks (document to be cleared) 79,899 85,467 Funds to be received 613,707 727,057 Subtotals 693,606 812,524 Liabilities Funds to be paid 625,813 775,082 Subtotals 625,813 775,082 Operations in the process of settlement 67,793 37,442 As of June 30, As of Dec. 31, 2024 2023 Ch$mn Ch$mn Cash and deposits in banks Cash 1,291,452 1,198,568 Deposits in the Central Bank of Chile 222,380 654,883 Deposits in foreign central banks - - Deposits in domestic banks 1,124 1,128 Deposits foreign banks 523,293 868,703 Subtotal cash and deposits with banks 2,038,249 2,723,282 Cash items in collection process 67,793 37,442 Other cash equivalents - - Total cash and cash equivalents 2,106,042 2,760,724

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 54 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS a) As of June 30, 2024 and December 31, 2023, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: Fair value As of June 30, As of Dec. 31, 2024 2023 Ch$mn Ch$mn Financial derivatives contracts Forwards 964,629 1,262,688 Swaps 10,394,309 8,848,051 Call options 4,115 4,100 Put options 928 4,647 Future - - Other - - Subtotals 11,363,981 10,119,486 Debt financial instruments Instruments of the Chilean Central Bank and Government 125,470 98,308 Other debt financial instruments issued in the country - - Debt financial instruments issued abroad - - Subtotal 125,470 98,308 Other financial instruments Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal - - Total 11,489,451 10,217,794

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 3o, 2024 and December 31, 2023

NOTE 08 – FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS, continued

b) Details of financial derivative contracts as of June 30, 2024, and December 31, 2023, are as follows:

	As of June 30, 2024								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,428,407	11,144,903	12,685,692	4,281,780	532,185	1,064,256	**45,137,223**	**964,629**
Interest rate swaps	-	5,971,545	13,777,998	20,546,808	21,265,690	8,836,466	17,427,232	**87,825,739**	**2,102,606**
Currency and interest rate swaps	-	1,702,777	2,255,671	11,875,040	24,782,441	12,296,555	25,098,861	**78,011,345**	**8,291,703**
Currency call options	-	42,742	44,558	94,522	1,338	-	-	**183,160**	**4,115**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	31,213	14,665	55,089	-	-	-	**100,967**	**928**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**23,176,684**	**27,237,795**	**45,257,151**	**50,331,249**	**21,665,206**	**43,590,349**	**211,258,434**	**11,363,981**

	As of December 31, 2023								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	**49,659,730**	**1,262,688**
Interest rate swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	**84,821,033**	**2,342,464**
Currency and interest rate swaps	-	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	**136,964,933**	**6,505,587**
Currency call options	-	44,358	100,886	84,331	-	-	-	**229,575,00**	**4,100**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	212,940	114,990	54,949	6,558	-	-	**389,437**	**4,647**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**23,988,970**	**36,607,024**	**53,761,624**	**69,305,093**	**27,429,429**	**60,972,568**	**272,064,708**	**10,119,486**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 55

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 56 NOTE 09 - NON-MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 57 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income **Debt financial instruments**	**As of June 30, 2024 Ch$mn**	**As of December 31, 2023 Ch$mn**
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	150,055	2,286,541
Bonds and promissory notes of the General Treasury of the Republic	1,051,333	737,705
Other fiscal debt financial instruments	317	454
Subtotal	**1,201,705**	**3,024,700**
Under repurchase agreement	*381,750*	*362,893*
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	5,951	6,656
Bonds and bills of exchange of domestic companies	-	-
Other debt financial instruments issued in the country	-	-
Subtotal	**5,951**	**6,656**
Under repurchase agreement	-	*77*
Debt financial instruments issued abroad		
Debt financial instruments of foreign central banks	-	-
Debt financial instruments of foreign governments and fiscal entities abroad	1,039,953	1,238,866
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other debt financial instruments issued abroad	315,176	265,803
Subtotal	**1,355,129**	**1,504,669**
Under repurchase agreement	-	-
Other financial instruments		
Loans originated and purchased by the entity		
Interbank loans	-	-
Commercial loans	38,658	105,257
Mortgage loans	-	-
Consumer loans	-	-
Other	-	-
Subtotal	**38,658**	**105,257**
TOTAL	**2,601,443**	**4,641,282**

In the financial debt instruments, in the category "Del Estado y Banco Central de Chile", instruments guaranteeing margins for derivative operations through Comder Contraparte Central S.A. are maintained for an amount of Ch$186,650 million and Ch$224,680 million as of June 30, 2024 and December 31, 2023, respectively.

In debt financial instruments, under the heading "Debt financial instruments issued abroad" there are instruments that guarantee margins for derivative transactions through London Clearing House (LCH) for an amount of Ch$98,956 million and Ch$71,705 million as of June 30, 2024 and December 31, 2023, respectively. In addition, in order to comply with the initial margin specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for an amount of Ch$711,542 million and Ch$564,020 million as of June 30, 2024 and December 31, 2023, respectively.

Provisions for credit risk of debt financial instruments reached Ch$394 million and Ch$787 million as of June 30, 2024 and December 31, 2023, respectively. Provisions for credit risk on commercial loans reached Ch$51 million and Ch$125 million as of June 30, 2024 and December 31, 2023, respectively.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 58

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 59 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of June 30, 2024 and December 31, 2023, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: As of June 30, As of December 31, 2024 2023 Unrealized profit (loss) (101,896) (89,748) Attributable to equity holders (103,715) (91,596) Attributable to non-controlling interest 1,819 1,848 Debt financial instruments generated the following gross realized gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income: As of June 30, 2024 2023 Ch$mn Ch$mn Sales of available-for-sale investments that generate realized profit 984,440 151,804 Profit incurred 1,286 2 Sales of available-for-sale investments that generate realized loss 273,874 40,306 Loss incurred 3,064 4,021 The movement of expected credit loss as of June 30, 2024 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 787 - - 787 Newly acquired assets 1,892 - - 1,892 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (2,284) - - (2,284) Change in measurement without portfolio reclassifying during the period (1) - - (1) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of June 30, 2024 394 - - 394 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 125 - - 125 New assets originated - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (8) - - (8) Change in measurement without portfolio reclassifying during the period (66) - - (66) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of June 30, 2024 51 - - 51

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 60 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The movement of expected credit loss as of December 31, 2023 was as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 877 - - 877 Newly acquired assets 9,051 - - 9,051 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (9,174) - - (9,174) Change in measurement without portfolio reclassifying during the period 33 - - 33 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2023 787 - - 787 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2023 326 - - 326 New assets originated 162 - - 162 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (313) - - (313) Change in measurement without portfolio reclassifying during the period (50) - - (50) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2023 125 - - 125 The Bank assessed those instruments with unrealized loss as of June 30, 2024, and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of June 30, 2024, were not in an unrealized loss position for over one year.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and commercial loans at fair value through accumulated other comprehensive income of unrealized gains and losses as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024			
	Amortized cost Ch$mn	**Fair value Ch$mn**	**Unrealized profit Ch$mn**	**Unrealized loss Ch$mn**
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	150,091	150,055	21	(57)
Bonds and promissory notes of the General Treasury of the Republic	1,154,577	1,051,333	1,655	(104,899)
Other fiscal debt financial instruments	313	317	4	-
Subtotal	**1,304,981**	**1,201,705**	**1,680**	**(104,956)**
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	6,017	5,951	3	(69)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	-	-	-	-
Subtotal	**6,017**	**5,951**	**3**	**(69)**
Debt financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,041,163	1,039,953	371	(1,581)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	316,160	315,176	4,345	(5,329)
Subtotal	**1,357,323**	**1,355,129**	**4,716**	**(6,910)**
Loans originated and purchased by the entity				
Commercial loans	38,691	38,658	-	(33)
Subtotal	**38,691**	**38,658**	-	**(33)**
Total	**2,707,012**	**2,601,443**	**6,399**	**(111,968)**

	As of December 31, 2023			
	Amortized cost Ch$mn	**Fair value Ch$mn**	**Unrealized profit Ch$mn**	**Unrealized loss Ch$mn**
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	2,286,208	2,286,541	417	(84)
Bonds and promissory notes of the General Treasury of the Republic	801,738	737,705	24,466	(88,499)
Other fiscal debt financial instruments	444	454	10	-
Subtotal	**3,088,390**	**3,024,700**	**24,893**	**(88,583)**
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	7,858	6,656	23	(1,225)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	6	7	1	-
Subtotal	**7,864**	**6,663**	**24**	**(1,225)**
Debt financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,264,768	1,238,866	18,330	(44,232)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	260,401	265,803	6,966	(1,564)
Subtotal	**1,525,169**	**1,504,669**	**25,296**	**(45,796)**
Loans originated and purchased by the entity				
Commercial loans	109,613	105,257	-	(4,356)
Subtotal	**109,613**	**105,257**	**-**	**(4,356)**
Total	**4,731,036**	**4,641,289**	**50,213**	**(139,960)**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 61

|Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES

As of June 30, 2024 and December 31, 2023, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of June 30, 2024									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	50,000	-	3,174,520	543,000	376,976	**4,144,496**	54,055	65,499
Currency and interest rate swaps	-	93,930	365,909	2,232,256	3,614,778	917,858	1,776,101	**9,000,832**	380,167	215,065
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**93,930**	**415,909**	**2,232,256**	**6,789,298**	**1,460,858**	**2,153,077**	**13,145,328**	**434,222**	**280,564**
Cash flow hedge derivatives										
Currency forwards	-	75,031	364,142	1,015,479	-	-	-	**1,454,652**	29,556	12,713
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	516,813	797,165	6,203,340	5,980,286	1,125,357	1,394,660	**16,017,621**	216,329	650,566
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**591,844**	**1,161,307**	**7,218,819**	**5,980,286**	**1,125,357**	**1,394,660**	**17,472,273**	**245,885**	**663,279**
Total	-	**685,774**	**1,577,216**	**9,451,075**	**12,769,584**	**2,586,215**	**3,547,737**	**30,617,601**	**680,107**	**943,843**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 62

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

	As of December 31, 2023									
	Notional amount								Fair value	
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Assets Ch$mn	Liabilities Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	**9,821,911**	96,729	1,319,275
Currency and interest rate swaps	-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	**7,543,606**	251,810	174,041
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**100,007**	**3,873,612**	**3,873,940**	**6,294,334**	**847,282**	**2,376,342**	**17,365,517**	**348,539**	**1,493,316**
Cash flow hedge derivatives										
Currency forwards	-	43,242	177,000	2,207,656	8,745	-	-	**2,436,643**	5,539	64,624
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	**15,982,263**	251,451	908,827
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**	**256,990**	**973,451**
Total	**-**	**602,766**	**5,195,191**	**11,367,616**	**12,513,617**	**2,052,625**	**4,052,608**	**35,784,423**	**605,529**	**2,466,767**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 63

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

a. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of June 30, 2024 and December 31, 2023, separated by their term to maturity:

	As of June 30, 2024							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	47,122	115,920	-	-	-	**163,042**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	344,031	**344,031**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	471,220	-	-	**471,220**
Bonds of the General Treasury of the Republic	-	-	-	-	290,000	204,604	12,698	**507,302**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Time deposits	-	-	19,968	570,741	-	-	-	**590,709**
Issued debt instruments:								
Current or senior bonds	-	93,930	298,819	1,138,460	1,481,353	271,499	711,244	**3,995,305**
Subordinated Bonds	-	-	-	-	187,859	-	526,634	**714,493**
Interbank borrowing:								
Interbank loans	-	-	-	407,135	-	-	-	**407,135**
Loans from the Central Bank of Chile	-	-	-	-		-	-	**-**
Total	**-**	**93,930**	**365,909**	**2,232,256**	**2,430,432**	**476,103**	**1,594,607**	**7,193,237**
Hedging instrument:								
Currency and interest rate swaps	-	93,930	365,909	2,232,256	1,655,912	333,103	1,217,631	**5,898,741**
Forwards	-	-	-	-	774,520	143,000	376,976	**1,294,496**
Total	**-**	**93,930**	**365,909**	**2,232,256**	**2,430,432**	**476,103**	**1,594,607**	**7,193,237**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 64

Banco Santander - Chile & Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	-	-	-	-	**-**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	301,803	**301,803**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	655,838	349,780	262,335	**1,267,953**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	50,795	**50,795**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Deposits and other time equivalents:								
Time deposits	-	12,562	27,708	92,160	-	-	-	**132,430**
Issued debt instruments:								
Current or senior bonds	-	-	91,973	882,779	2,262,976	497,502	696,941	**4,432,171**
Subordinated Bonds	-	87,445	-	-	183,946	-	505,998	**777,389**
Interbank borrowing:								
Interbank loans	-	-	-	-	-	-	-	**-**
Loans from the Central Bank of Chile	-	-	3,329,001	2,849,001	-	-	-	**6,178,002**
Total	**-**	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**
Hedging instrument:								
Currency and interest rate swaps	-	87,445	91,973	902,331	2,433,621	497,502	1,205,760	**5,218,632**
Forwards	-	12,562	3,356,709	2,921,609	669,139	349,780	612,112	**7,921,911**
Total	**-**	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**

Interim Consolidated Financial Statements

June 2024 / Banco Santander-Chile 65

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

Cash flow micro-hedging.

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of June 30, 2024 and December 31, 2023, and the period in which the flows will occur:

	As of June 30, 2024							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	500,550	629,423	4,607,446	4,341,359	606,121	850,016	**11,534,915**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	191,905	**191,905**
Deposits and other time equivalents:								
Time deposits	-	51,645	47,122	76,339	-	-	-	**175,106**
Issued debt instruments:								
Current or senior bonds	-	-	-	338,146	-	-	-	**338,146**
Subordinated Bonds	-	39,649	169,987	417,173	819,004	330,747	352,739	**2,129,299**
Interbank borrowing:								
Interbank loans	-	-	314,775	1,779,715	819,923	188,489	-	**3,102,902**
Total	**-**	**591,844**	**1,161,307**	**7,218,819**	**5,980,286**	**1,125,357**	**1,394,660**	**17,472,273**
Hedging instrument								
Currency and interest rate swaps	-	516,813	797,165	6,203,340	5,980,286	1,125,357	1,394,660	**16,017,621**
Forwards	-	75,031	364,142	1,015,479	-	-	-	**1,454,652**
Total	**-**	**591,844**	**1,161,307**	**7,218,819**	**5,980,286**	**1,125,357**	**1,394,660**	**17,472,273**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 66

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	232,909	596,597	3,889,412	4,192,353	766,685	1,077,483	**10,755,439**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Bonds of the General Treasury of the Republic	-	-	-	-	492,370	-	191,905	**684,275**
Deposits and other time equivalents:								
Time deposits	-	-	21,861	392,453	8,744	-	-	**423,058**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	331,104	-	-	**331,104**
Subordinated Bonds	-	269,850	124,236	549,555	893,024	263,768	406,878	**2,507,311**
Interbank borrowing:								
Interbank loans	-	-	578,885	2,662,256	301,688	174,890	-	**3,717,719**
Total	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**
Hedging instrument								
Currency and interest rate swaps	-	459,518	1,144,579	5,286,018	6,210,539	1,205,343	1,676,266	**15,982,263**
Forwards	-	43,241	177,000	2,207,658	8,744	-	-	**2,436,643**
Total	**-**	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**

i. Projection of flows by interest rate risk:

The estimation of the periods in which flows are expected is presented below:

	As of June 30, 2024							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	-	-	558	-	-	-	**558**
Outflows	-	(6,430)	(26,014)	(56,117)	(74,241)	(4,857)	(2,748)	**(170,407)**
Net flows	**-**	**(6,430)**	**(26,014)**	**(55,559)**	**(74,241)**	**(4,857)**	**(2,748)**	**(169,849)**
Hedging instrument								
Inflows	-	-	-	(558)	-	-	-	**(558)**
Outflows (*)	-	6,430	26,014	56,117	74,241	4,857	2,748	**170,407**
Net flows	**-**	**6,430**	**26,014**	**55,559**	**74,241**	**4,857**	**2,748**	**169,849**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 67

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

	As of December 31, 2023							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	**(140,611)**
Net flows	-	**(7,483)**	**(13,555)**	**(68,956)**	**(39,724)**	**(7,913)**	**(2,980)**	**(140,611)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	**140,611**
Net flows	-	**7,483**	**13,555**	**68,956**	**39,724**	**7,913**	**2,980**	**140,611**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

ii. **Projection of cash flows by inflation risk:**

	As of Junee 30, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	144,025	260,613	950,442	679,447	162,583	378,315	**2,575,425**
Outflows	-	-	(68,291)	(99,255)	(49,738)	(2,470)	(47,068)	**(266,822)**
Net flows	-	**144,025**	**192,322**	**851,187**	**629,709**	**160,113**	**331,247**	**2,308,603**
Hedging instrument								
Inflows	-	-	68,291	99,255	49,738	2,470	47,068	**266,822**
Outflows	-	(144,025)	(260,613)	(950,442)	(679,447)	(162,583)	(378,315)	**(2,575,425)**
Net flows	-	**(144,025)**	**(192,322)**	**(851,187)**	**(629,709)**	**(160,113)**	**(331,247)**	**(2,308,603)**

	As of December 31, 2023							
	On Demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	23,515	91,152	302,604	72,206	19,206	33,221	**541,904**
Outflows	-	(78,300)	(379,379)	(784,238)	(552,738)	(49,350)	(39,017)	**(1,883,022)**
Net flows	-	**(54,785)**	**(288,227)**	**(481,634)**	**(480,532)**	**(30,144)**	**(5,796)**	**(1,341,118)**
Hedging instrument								
Inflows	-	78,300	379,379	784,238	552,738	49,350	39,017	**1,883,022**
Outflows	-	(23,515)	(91,152)	(302,604)	(72,206)	(19,206)	(33,221)	**(541,904)**
Net flows	-	**54,785**	**288,227**	**481,634**	**480,532**	**30,144**	**5,796**	**1,341,118**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 68

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of June 30, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(3,902)	(360,918)	(1,233,850)	(5,468)	(2,409)	-	**(1,606,547)**
Net flows	**-**	**(3,902)**	**(360,918)**	**(1,233,850)**	**(5,468)**	**(2,409)**	**-**	**(1,606,547)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	3,902	360,918	1,233,850	5,468	2,409	-	1,606,547
Net flows	**-**	**3,902**	**360,918**	**1,233,850**	**5,468**	**2,409**	**-**	**1,606,547**

	As of December 31, 2023							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**
Net flows	**-**	**(30,629)**	**(168,812)**	**(1,992,343)**	**(22,684)**	**(3,212)**	-	**(2,217,680)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	30,629	168,812	1,992,343	22,684	3,212	-	**2,217,680**
Net flows	**-**	**30,629**	**168,812**	**1,992,343**	**22,684**	**3,212**	**-**	**2,217,680**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 69

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 70 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued b. Effect on other comprehensive income. The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows: As of Hedged item June 30, 2024 December 31, 2023 Ch$mn Ch$mn Interbank borrowing (8,824) (10,675) Time deposits and other term equivalents (506) 516 Issued debt instruments 2,988 (9,684) Debt instruments at FVOCI (2,493) (4,235) Loans and receivables at amortized cost (22,867) 108,494 Total (31,702) 84,416 Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period. c. Effect on results. The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of Hedged item June 30, 2024 December 31, 2023 Ch$mn Ch$mn Bond hedge derivatives (1,985) 817 Interbank loans hedge derivatives - (4,775) Mortgage loans hedge derivatives (17,997) (36,154) Cash flow hedge net income (*) (19,982) (40,112) (*) See Note 28 'Equity', letter f. d. Net investment hedges in foreign operations As of June 30, 2024 and December 31, 2023, the Bank did not present net foreign investment hedges in its accounting hedged portfolio.

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES, continued

e. Fair value macro-hedges

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

			Notional amount					
As of June 30, 2024	On Demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost:								
Mortgage loans	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-	50,000	-	4,358,866	984,755	180,542	**5,574,163**
TOTAL	-	-	**50,000**	-	**4,358,866**	**984,755**	**558,470**	**5,952,091**
Hedging instrument								
Currency and interest rate swaps	-	-	-	-	1,958,866	584,755	558,470	**3,102,091**
Interest rate swaps	-	-	50,000	-	2,400,000	400,000	-	**2,850,000**
TOTAL	-	-	**50,000**	-	**4,358,866**	**984,755**	**558,470**	**5,952,091**

			Notional amount					
As of December 31, 2023	On Demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost:								
Mortgage loans	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-	424,930	50,000	3,191,574	-	180,542	**3,847,046**
TOTAL	-	-	**424,930**	**50,000**	**3,191,574**	-	**558,470**	**4,224,974**
Hedging instrument								
Currency and interest rate swaps	-	-	124,930	-	1,641,574	-	558,470	**2,324,974**
Interest rate swaps	-	-	300,000	50,000	1,550,000	-	-	**1,900,000**
TOTAL	-	-	**424,930**	**50,000**	**3,191,574**	-	**558,470**	**4,224,974**

As of June 30, 2024 and December 31, 2023, Ch$136,920 million and Ch$160,370 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of June 30, 2024 and December 31, 2023, Ch$91,570 million and Ch$68,871 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 71

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 72 NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST The composition and balances as of June 30, 2024 and December 31, 2023, of financial assets at amortized cost are as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements Transactions with domestic banks - - Transactions with foreign banks - - Transactions with other entities in the country 67,429 - Transactions with other entities abroad - - Accrued impairment on rights under repurchase agreements and securities lending agreements (57) - Subtotal 67,372 - Debt financial instruments Instruments of the Chilean Central Bank and Government 7,611,165 8,178,624 Accrued impairment on debt financial instruments (1,609) (1,729) Subtotal 7,609,556 8,176,895 Interbank loans Foreign banks 1,957 68,440 Provisions for loans to foreign banks (4) (114) Subtotal 1,953 68,326 Loans and receivables from clients Commercial loans 17,327,327 18,071,657 Commercial loans 12,864,981 13,236,437 Foreign trade loans 2,065,708 1,942,677 Current account debtors 132,246 143,743 Credit card debtors 132,291 138,217 Factoring transactions 833,654 1,020,573 Commercial leasing transactions 1,165,590 1,238,977 Student loans 42,684 47,084 Other loans and receivables 90,173 303,949 Mortgage loans 17,495,395 17,073,439 Mortgage loans with letters of credit 237 474 Endorsable mortgage loans 692 1,082 Mortgage bond-financed loans 88,224 90,760 Other mutual mortgage loans 17,331,270 16,905,990 Financial leasing transactions for housing - - Other loans and receivables 74,972 75,133 Consumer loans 5,702,217 5,598,350 Consumer loans in instalments 3,761,246 3,708,884 Current account debtors 142,315 150,954 Credit card debtors 1,796,591 1,735,789 Consumer finance leasing transactions 1,745 2,082 Other loans and receivables 320 641 Provisions established for credit risk (1,189,449) (1,153,989) Provisions for commercial loans (680,818) (670,232) Provisions for mortgage loans (178,578) (148,381) Provisions for consumer loans (330,053) (335,376) Subtotal 39,335,490 39,589,457 Total Financial Assets at amortized cost 47,014,371 47,834,678

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 73 NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued a. Rights under repurchase and securities lending agreements. As of June 30, 2024 and December 31, 2023, the Bank presented the following balances for these instruments. As of June 30, 2024 As of December 31, 2023 On demand Up to 1 month From 1 month to 3 months Total On demand Up to 1 month From 1 month to 3 months Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Operations with other entities in Chile Repurchase agreements - - 67,372 67,372 - - - - Securities lending agreements - - - - - - - - Subtotal - - 67,372 67,372 - - - - Totals - - 67,372 67,372 - - - - Provisions for credit risk amounted to Ch$57 million as of June 30, 2024. b. Debt financial instruments As of June 30, 2024 and December 31, 2023, the composition of debt financial instruments is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government Debt financial instruments of the Central Bank of Chile 2,887,200 3,392,609 Bonds and promissory notes of the General Treasury of the Republic 4,723,965 4,786,015 Other fiscal debt financial instruments - - Subtotal 7,611,165 8,178,624 Other debt financial instruments issued in the country Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies - - Other debt financial instruments issued in the country - - Subtotal - - Debt financial instruments issued abroad Debt financial instruments of foreign central banks - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad - - Other debt financial instruments issued abroad - - Subtotal - - Accrued impairment on debt financial instruments (1,609) (1,729) Subtotal (1,609) (1,729) Total 7,609,556 8,176,895 This portfolio has no instruments sold to clients and financial institutions under repurchase agreements. Provisions for credit risk amounted to Ch$1,609 million and Ch$1,729 million as of June 30, 2024 and December 31, 2023, respectively.

Banco Santander - Chile & Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 74 NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued Analysis of changes in the impairment value as of June 30, 2024 and December 31, 2023, is as follows: Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,729 - - 1,729 Change in measurement without portfolio reclassifying during the period (296) - - (296) Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 949 - - 949 Termination due to maturity (773) - - (773) Other changes in provisions - - - - Balance as of June 30, 2024 1,609 - - 1,609 Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 894 - - 894 Change in measurement without portfolio reclassifying during the period 151 - - 151 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 706 - - 706 Termination due to maturity (22) - - (22) Other changes in provisions - - - - Balance as of December 31, 2023 1,729 - - 1,729

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

c. Interbank loans

As of June 30, 2024 and December 31, 2023, the detail of amounts owed to banks is as follows:

Interbank loans As of June 30, 2024 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	1,957	-	-	**1,957**	4	-	-	**4**	**1,953**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**1,957**	-	-	**1,957**	**4**	-	-	**4**	**1,953**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**1,957**	**-**	**-**	**1,957**	**4**	**-**	**-**	**4**	**1,953**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 75

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Interbank loans As of December 31, 2023 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	68,440	-	-	**68,440**	114	-	-	**114**	**68,326**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 76

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

d. Loans and receivables from clients

The balances of loans and receivables from clients as of June 30, 2024 and December 31, 2023, are as follows:

Loans and receivables As of June 30, 2024 (Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,625,011	4,269,636	880,893	681,288	408,153	**12,864,981**	56,886	55,182	20,103	225,495	166,460	**524,126**	6,372	**530,498**	**12,334,483**
Foreign trade loans Chilean exports	1,212,887	12,046	48,613	18,587	1,534	**1,293,667**	16,039	322	5,294	10,868	1,013	**33,536**	-	**33,536**	**1,260,131**
Foreign trade loans Chilean imports	671,249	61,583	20,773	15,116	2,100	**770,821**	16,550	1,679	3,712	9,850	1,335	**33,126**	-	**33,126**	**737,695**
Foreign trade loans between third countries	1,220	-	-	-	-	**1,220**	71	-	-	-	-	**71**	-	**71**	**1,149**
Current account debtors	75,007	39,040	7,756	2,248	8,195	**132,246**	1,433	1,205	924	1,185	5,904	**10,651**	-	**10,651**	**121,595**
Credit card debtors	23,296	94,770	2,416	1,164	10,645	**132,291**	618	2,921	277	497	7,696	**12,009**	-	**12,009**	**120,282**
Factoring transactions	777,766	33,565	10,180	5,883	6,260	**833,654**	8,417	628	1,207	5,079	6,170	**21,501**	-	**21,501**	**812,153**
Commercial leasing transactions	821,574	179,114	103,225	53,169	8,508	**1,165,590**	3,576	3,655	2,106	6,316	6,893	**22,546**	20	**22,566**	**1,143,024**
Student loans	-	32,155	-	-	10,529	**42,684**	-	875	-	-	2,336	**3,211**	-	**3,211**	**39,473**
Other loans and receivables	5,861	65,942	1,143	11,032	6,195	**90,173**	63	1,568	96	9,131	2,791	**13,649**	-	**13,649**	**76,524**
Subtotal	**10,213,871**	**4,787,851**	**1,074,999**	**788,487**	**462,119**	**17,327,327**	**103,653**	**68,035**	**33,719**	**268,421**	**200,598**	**674,426**	**6,392**	**680,818**	**16,646,509**
Mortgage loans															
Loans with mortgage finance	-	200	-	-	37	**237**	-	-	-	-	17	**17**	-	**17**	**220**
Endorsable mortgage mutual loans	-	624	-	-	68	**692**	-	1	-	-	18	**19**	-	**19**	**673**
Mortgage bond-financed loans	-	85,210	-	-	3,014	**88,224**	-	160	-	-	243	**403**	-	**403**	**87,821**
Other mutual mortgage loans	-	16,587,192	-	-	744,078	**17,331,270**	-	33,992	-	-	141,702	**175,694**	-	**175,694**	**17,155,576**
Financial leasing transaction for housing	-	-	-	-	0	**0**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	68,522	-	-	6,450	**74,972**	-	202	-	-	2,243	**2,445**	-	**2,445**	**72,527**
Subtotal	-	**16,741,748**	-	-	**753,647**	**17,495,395**	-	**34,355**	-	-	**144,223**	**144,223**	-	**144,223**	**17,316,817**
Consumer loans															
Consumer loans in instalments	-	3,521,813	-	-	239,433	**3,761,246**	-	116,809	-	-	130,636	**247,445**	-	**247,445**	**3,513,801**
Current account debtors	-	132,884	-	-	9,431	**142,315**	-	6,195	-	-	6,997	**13,192**	-	**13,192**	**129,123**
Credit card debtors	-	1,764,670	-	-	31,921	**1,796,591**	-	45,686	-	-	23,458	**69,144**	-	**69,144**	**1,727,447**
Consumer finance leasing transactions	-	1,703	-	-	42	**1,745**	-	26	-	-	26	**52**	-	**52**	**1,693**
Other loans and receivables	-	13	-	-	307	**320**	-	2	-	-	218	**220**	-	**220**	**100**
Subtotal	-	**5,421,083**	-	-	**281,134**	**5,702,217**	-	**168,718**	-	-	**161,335**	**330,053**	-	**330,053**	**5,372,164**
TOTAL	**10,213,871**	**26,950,682**	**1,074,999**	**788,487**	**1,496,900**	**40,524,939**	**103,653**	**271,108**	**33,719**	**268,421**	**506,156**	**1,183,057**	**6,392**	**1,189,449**	**39,335,490**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
77

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Loans and receivables As of December 31, 2023 (Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,253,814	4,147,369	815,900	630,709	388,645	**13,236,437**	47,897	54,048	22,228	221,489	179,198	**524,860**	10,143	**535,003**	**12,701,434**
Foreign trade loans Chilean exports	1,048,157	10,206	36,345	17,098	1,090	**1,112,896**	14,596	402	2,444	9,329	694	**27,465**	-	**27,465**	**1,085,431**
Foreign trade loans Chilean imports	756,372	48,973	9,926	11,748	1,484	**828,503**	14,241	1,276	1,499	5,446	974	**23,436**	-	**23,436**	**805,067**
Foreign trade loans between third countries	1,278	-	-	-	-	**1,278**	77	-	-	-	-	**77**	-	**77**	**1,201**
Current account debtors	86,922	33,646	12,436	2,630	8,109	**143,743**	1,424	981	957	1,493	6,107	**10,962**	-	**10,962**	**132,781**
Credit card debtors	31,424	92,497	2,640	1,396	10,260	**138,217**	834	2,866	322	664	7,939	**12,625**	-	**12,625**	**125,592**
Factoring transactions	956,600	40,109	14,968	2,998	5,898	**1,020,573**	9,293	738	1,496	1,676	5,898	**19,101**	-	**19,101**	**1,001,472**
Commercial leasing transactions	877,731	176,260	116,374	59,404	9,208	**1,238,977**	4,295	3,940	1,684	7,706	5,482	**23,107**	27	**23,134**	**1,215,843**
Student loans	-	36,755	-	-	10,329	**47,084**	-	1,199	-	-	2,483	**3,682**	-	**3,682**	**43,402**
Other loans and receivables	4,548	281,631	276	12,064	5,430	**303,949**	73	2,701	28	9,389	2,556	**14,747**	-	**14,747**	**289,202**
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Mortgage loans															
Loans with mortgage finance	-	420	-	-	54	**474**	-	1	-	-	15	**16**	-	**16**	**458**
Endorsable mortgage mutual loans	-	967	-	-	115	**1,082**	-	2	-	-	31	**33**	-	**33**	**1,049**
Mortgage bond-financed loans	-	88,135	-	-	2,625	**90,760**	-	147	-	-	210	**357**	-	**357**	**90,403**
Other mutual mortgage loans	-	16,278,272	-	-	627,718	**16,905,990**	-	31,992	-	-	114,002	**145,994**	-	**145,994**	**16,759,996**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	70,145	-	-	4,988	**75,133**	-	208	-	-	1,773	**1,981**	-	**1,981**	**73,152**
Subtotal	**-**	**16,437,939**	**-**	**-**	**635,500**	**17,073,439**	-	**32,350**	**-**	**-**	**116,031**	**148,381**	**-**	**148,381**	**16,925,058**
Consumer loans															
Consumer loans in instalments	-	3,475,418	-	-	233,466	**3,708,884**	-	118,769	-	-	134,795	**253,564**	-	**253,564**	**3,455,320**
Current account debtors	-	142,220	-	-	8,734	**150,954**	-	6,594	-	-	6,435	**13,029**	-	**13,029**	**137,925**
Credit card debtors	-	1,702,555	-	-	33,234	**1,735,789**	-	43,937	-	-	24,389	**68,326**	-	**68,326**	**1,667,463**
Consumer finance leasing transactions	-	2,053	-	-	29	**2,082**	-	23	-	-	20	**43**	-	**43**	**2,039**
Other loans and receivables	-	104	-	-	537	**641**	-	22	-	-	392	**414**	-	**414**	**227**
Subtotal	**-**	**5,322,350**	**-**	**-**	**276,000**	**5,598,350**	**-**	**169,345**	**-**	**-**	**166,031**	**335,376**	**-**	**335,376**	**5,262,974**
TOTAL	**11,016,846**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,743,446**	**92,730**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,819**	**10,170**	**1,153,989**	**39,589,457**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 78

Banco Santander - Chile & Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

e. Contingent loans

Contingent loan balances as of June 30, 2024 and December 31, 2023:

Credit risk exposure from contingent loans As of June 30, 2024 (Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	362,533	6,540	50,109	471	-	**419,653**	2,155	181	3,211	306	-	**5,853**	**413,800**
Letters of credit for goods movement operations	58,689	242	752	-	-	**59,683**	705	6	151	-	-	**862**	**58,821**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**						**-**	**-**
Transactions related to contingent events	895,772	23,514	39,751	9,996	1,131	**970,164**	9,994	553	1,709	5,410	700	**18,366**	**951,798**
Immediately repayable unrestricted credit lines	234,457	836,797	2,476	839	11,575	**1,086,144**	1,268	5,453	181	334	7,613	**14,849**	**1,071,295**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N° 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other loan commitments	133,274	9	-	-	-	**133,283**	1,042	2	-	-	-	**1,044**	**132,239**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Credit risk exposure from contingent loans As of December 31, 2023 (Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Guarantees and sureties	471,645	569	21,758	131	-	**494,103**	2,363	14	2,859	118	-	**5,354**	**488,749**
Letters of credit for goods movement operations	51,410	57	1,032	-	-	**52,499**	696	3	178	-	-	**877**	**51,622**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	745,220	22,668	48,488	7,517	1,241	**825,134**	9,454	508	2,521	4,950	978	**18,411**	**806,723**
Immediately repayable unrestricted credit lines	221,456	781,434	2,240	781	10,251	**1,016,162**	1,197	5,255	204	247	6,843	**13,746**	**1,002,416**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N° 20,027 (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other loan commitments	146,859	166,768	-	-	-	**313,627**	1,290	604	-	-	-	**1,894**	**311,733**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 79

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

f. Breakdown of movement in established provisions – Interbank loans

A breakdown of movements in established provisions – Interbank loans, as of June 30, 2024 and December 31, 2023, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2024 (Ch$mn)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Balance as of January 1, 2024	**114**	-	-	**114**
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated		-	-	-
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(118)	-	-	**(118)**
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of June 30, 2024	**(4)**	-	-	**(4)**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Balance as of January 1, 2023	**36**	-	-	**36**
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	334	-	-	**334**
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(256)	-	-	**(256)**
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2023	**114**	-	-	**114**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 80

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

Breakdown of movement in established provisions - Commercial Loans, as of March 31, 2024 and December 31, 2023, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2024 (Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees.	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2024	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	14,292	51,282	10,947	20,035	50,488	**147,044**	23	**147,067**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(4,217)	-	7,457	-	-	**3,240**	65	**3,305**
Individual Normal to Individual Impaired	(6)	-	-	2	-	**(4)**	-	(4)
Substandard to Individual Impaired	-	-	(8,063)	13,797	-	**5,734**	-	5,734
Substandard to Individual Normal	800	-	(1,705)	-	-	**(905)**	47	(858)
Individual Impaired to Substandard	-	-	150	(356)	-	**(206)**	-	(206)
Individual Impaired to Individual Normal	6	-	-	(3)	-	**3**	-	3
Group normal to Group Impaired	-	(14,798)	-	-	34,025	**19,227**	140	19,367
Group Impaired to Group normal	-	878	-	-	(11,914)	**(11,036)**	9	(11,027)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	1,799	-	(588)	(148)	-	**1,063**	-	1,063
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(1)	(653)	-	-	49	**(605)**	66	(539)
New loans originated	115,188	24,543	-	-	-	**139,731**	21	139,752
New loans due to translation from contingent to loan	353	668	-	-	-	**1,021**	-	1,021
New loans purchased	-	36	-	-	-	**36**	-	36
Sale or assignment of loans	(169)	-	-	-	-	**(169)**	-	(169)
Release due to loan payment	(120,294)	(62,100)	(6,072)	(68,173)	(143,964)	**(400,603)**	(4,149)	(404,752)
Provision application for charge-offs	5	-	28	35,741	65,654	**101,428**	-	101,428
Recovery of impaired loans	-	-	-	-	-	**-**	-	-
Changes in models and methodologies	-	-	-	-	-	**-**	-	-
Exchange rate difference	3,172	167	937	6,028	184	**10,488**	-	10,488
Other changes in provisions	(5)	(139)	(30)	4,306	(5,255)	**(1,123)**	-	(1,123)
Balance as of June 30, 2024	**103,653**	**68,035**	**33,719**	**268,421**	**200,598**	**674,426**	**6,392**	**680,818**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
81

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	24,830	90,379	61,364	221,874	96,613	**495,060**	641	**495,701**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(6,891)	-	11,253	-	-	**4,362**	336	**4,698**
Individual Normal to Individual Impaired	(366)	-	-	366	-	**-**	-	**-**
Substandard to Individual Impaired	-	-	(21,539)	43,413	-	**21,874**	1	**21,875**
Substandard to Individual Normal	2,895	-	(4,939)	-	-	**(2,044)**	215	**(1,829)**
Individual Impaired to Substandard	-	-	1,758	(5,968)	-	**(4,210)**	-	**(4,210)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(33,354)	-	-	77,175	**43,821**	501	**44,322**
Group Impaired to Group normal	-	2,804	-	-	(29,099)	**(26,295)**	48	**(26,247)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	1,413	-	(820)	90	0	**683**	523	**1,206**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(20)	(534)	-	-	0	**(554)**	104	**(450)**
New loans originated	222,233	31,317	-	-	0	**253,550**	110	**253,660**
New loans due to translation from contingent to loan	725	1,393	266	24	37	**2,445**	-	**2,445**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	-	-	-	-	-	**-**	-	**-**
Release due to loan payment	(250,389)	(104,890)	(53,645)	(212,920)	(83,635)	**(705,479)**	(11,733)	**(717,212)**
Provision application for charge-offs	-	-	-	(11,554)	(38,718)	**(50,272)**	-	**(50,272)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	1,215	69	615	1,798	152	**3,849**	-	**3,849**
Other changes in provisions	15	(214)	(75)	(20)	1,976	**1,682**	-	**1,682**
Balance as of December 31, 2023	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
82

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

h. Breakdown of movement in established provisions – Residential Mortgage loans

The breakdown of movement in established provisions – Residential Mortgage loans, as of June 30, 2024 and December 31, 2023, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2024 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal Portfolio	Impaired portfolio	Total
Residential Mortgage loans			
Balance as of January 1, 2024	**32,350**	**116,031**	**148,381**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	26,517	58,816	**85,333**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(4,017)	17,882	13,865
Group impaired to Group normal	470	(4,680)	(4,210)
New loans originated	477		477
New loans purchased	-	-	-
Sale or assignment of loans	-	-	-
Release due to loan payment	(21,442)	(65,546)	(86,988)
Provision application for charge-offs	-	21,720	21,720
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	-	-	-
Balance as of June 30, 2024	**34,355**	**144,223**	**178,578**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal Portfolio	Impaired portfolio	Total
Residential Mortgage loans			
Balance as of January 1, 2023	**29,593**	**76,998**	**106,591**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	56,713	81,071	**137,784**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(7,532)	37,468	**29,936**
Group impaired to Group normal	1,340	(12,653)	**(11,313)**
New loans originated	1,903	-	**1,903**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(48,524)	(54,819)	**(103,343)**
Provision application for charge-offs	(128)	(12,030)	**(12,158)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	(1,015)	(4)	**(1,019)**
Balance as of December 31, 2023	**32,350**	**116,031**	**148,381**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 83

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

i. Breakdown of movement of established provisions - Consumer loans

Breakdown of movement in established provisions - Consumer loans, as of June 30, 2024 and December 31, 2023, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2024 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal portfolio	Impaired portfolio	Total
Consumer loans			
Balance as of January 1, 2024	**169,345**	**166,031**	**335,376**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	165,715	75,707	**241,422**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(40,785)	117,514	**76,729**
Group impaired to Group normal	4,929	(18,799)	**(13,870)**
New loans originated	39,624	-	**39,624**
New loans due to translation from contingent to loan	6,933	-	**6,933**
New loans purchased	1,577	-	**1,577**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(176,710)	(348,623)	**(525,333)**
Provision application for charge-offs	-	179,665	**179,665**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	60	5	**65**
Other changes in provisions	(1,970)	(10,165)	**(12,135)**
Balance as of June 30, 2024	**168,718**	**161,335**	**330,053**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period Group Assessment		
	Normal portfolio	Impaired portfolio	Total
Consumer loans			
Balance as of January 1, 2023	**168,120**	**120,800**	**288,920**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	336,524	189,727	**526,251**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(84,419)	231,425	**147,006**
Group impaired to Group normal	13,658	(30,556)	**(16,898)**
New loans originated	82,396	-	**82,396**
New loans due to translation from contingent to loan	14,261	680	**14,941**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(359,563)	(244,231)	**(603,794)**
Provision application for charge-offs	(2,576)	(101,828)	**(104,404)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	29	5	**34**
Other changes in provisions	915	9	**924**
Balance as of December 31, 2023	**169,345**	**166,031**	**335,376**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 84

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

j. Breakdown of movement in established provisions - Contingent loans

Breakdown of movement in established provisions - Contingent loans, as of June 30, 2024 and December 31, 2023, is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of June 30, 2024 (Ch$mn)	Movement in established provisions by portfolio for the period					Total
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2024	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	1,705	4,954	941	1,469	1,486	**10,555**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(122)	-	215	-	-	**93**
Individual Normal to Individual Impaired	-	-	-	-	-	**-**
Substandard to Individual Impaired	-	-	(1,319)	6,421	-	**5,102**
Substandard to Individual Normal	71	-	(110)	-	-	**(39)**
Individual Impaired to Substandard	-	-	1	(3)	-	**(2)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**
Group Normal to Group Impaired	-	(96)	-	-	5,173	**5,077**
Group Impaired to Group Normal	-	5	-	-	(1,970)	**(1,965)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	(11)	-	(7)	(2)	-	**(20)**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	91	-	-	-	**91**
New contingent loans granted	7,438	1,877	4,416	1,806	3,419	**18,956**
Release due to loan payment	(9,285)	(7,317)	(4,904)	(8,984)	(8,048)	**(38,538)**
Contingent loans from translation to loans	10	139	3	2	242	**396**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	360	147	254	25	190	**976**
Other changes in provisions	-	11	-	-	-	**11**
Balance as of June 30, 2024	**15,164**	**6,192**	**5,254**	**6,049**	**8,315**	**40,975**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2023 (Ch$mn)	Movement in established provisions by portfolio for the period					Total
	Normal portfolio Assessment		Substandard Portfolio	Impaired portfolio Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2023	**15,035**	**6,138**	**8,874**	**4,377**	**3,545**	**37,969**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,108	9,638	6,965	1,784	6,849	**28,344**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(967)	-	1,536	-	-	**569**
Individual Normal to Individual Impaired	(1)	-	-	1	-	**-**
Substandard to Individual Impaired	-	-	(525)	2,172	-	**1,647**
Substandard to Individual Normal	257	-	(384)	-	-	**(127)**
Individual Impaired to Substandard	-	-	43	(186)	-	**(143)**
Individual Impaired to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Impaired	-	(261)	-	-	10,021	**9,760**
Group Impaired to Group Normal	-	39	-	-	(3,077)	**(3,038)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	67	-	(47)	(2)	0	**18**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(81)	-	-	-	**(81)**
New contingent loans granted	17,897	3,690	-	-	-	**21,587**
Release due to loan payment	(21,038)	(13,228)	(10,620)	(2,917)	(9,923)	**(57,726)**
Contingent loans from translation to loans	36	383	8	23	293	**743**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	200	54	(92)	2	114	**278**
Other changes in provisions	404	10	6	62	1	**483**
Balance as of December 31, 2023	**14,998**	**6,382**	**5,764**	**5,315**	**7,823**	**40,282**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 85

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

k. Concentration of loans by economic activity

The concentration of loans by economic activity as of June 30, 2024 and December 31, 2023, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of June 30, 2024 (Ch$mn).	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	-	1,957	**1,957**	-	4	**4**
Commercial loans						
Agriculture and livestock	611,737	1,572	**613,309**	27,397	-	**27,397**
Fruticulture	623,414	-	**623,414**	43,642	3	**43,645**
Forestry	140,249	-	**140,249**	8,331	-	**8,331**
Fishing	346,105	-	**346,105**	11,777	-	**11,777**
Mining	310,187	-	**310,187**	5,314	-	**5,314**
Oil and natural gas	8,153	-	**8,153**	139	-	**139**
Manufacturing						
Food, beverages and tobacco	374,940	680	**375,620**	12,324	-	**12,324**
Textile, leather and footwear	71,724	-	**71,724**	4,378	61	**4,439**
Wood and furniture	86,790	1	**86,791**	2,311	-	**2,311**
Cellulose, paper and printing	61,648	-	**61,648**	3,300	-	**3,300**
Chemicals and petroleum derivatives	86,757	-	**86,757**	2,242	-	**2,242**
Metallic, non-metallic, machinery, or others	337,383	-	**337,383**	16,678	-	**16,678**
Others Manufacturing	224,197	-	**224,197**	11,193	-	**11,193**
Electricity, gas and water	724,613	-	**724,613**	6,066	-	**6,066**
Home Construction	194,576	4	**194,580**	11,470	-	**11,470**
Non-residential construction (office, civil works)	572,634	11,069	**583,703**	24,084	2	**24,086**
Wholesale commerce	1,720,742	13	**1,720,755**	120,628	59	**120,687**
Retail, restaurants and hotels	1,384,464	48,428	**1,432,892**	69,006	4	**69,010**
Transport and storage	719,253	-	**719,253**	26,816	107	**26,923**
Telecommunications	331,722	-	**331,722**	10,980	-	**10,980**
Financial services	494,687	-	**494,687**	5,426	-	**5,426**
Business Services	-	-	**-**	-	-	**-**
Real Estate Services	2,490,117	-	**2,490,117**	48,628	-	**48,628**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	5,348,945	523	**5,349,468**	208,445	7	**208,452**
Personal Services	-	-	**-**	-	-	**-**
Subtotal	**17,265,037**	**62,290**	**17,327,327**	**680,575**	**243**	**680,818**
Residential Mortgage loans	**17,491,875**	**3,520**	**17,495,395**	**178,563**	**15**	**178,578**
Consumer loans	**5,700,781**	**1,436**	**5,702,217**	**329,923**	**130**	**330,053**
Contingent loan exposure	**2,634,095**	**34,832**	**2,668,927**	**40,899**	**75**	**40,974**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2023 (Ch$mn).	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	-	68,440	68,440	-	114	114
Commercial loans						
Agriculture and livestock	623,473	-	**623,473**	31,394	-	**31,394**
Fruticulture	646,609	1,876	**648,485**	37,637	4	**37,641**
Forestry	139,523	-	**139,523**	9,361	-	**9,361**
Fishing	313,396	-	**313,396**	10,953	-	**10,953**
Mining	241,799	-	**241,799**	4,950	-	**4,950**
Oil and natural gas	3,536	-	**3,536**	115	-	**115**
Manufacturing						
Food, beverages and tobacco	341,837	-	**341,837**	12,671	-	**12,671**
Textile, leather and footwear	77,092	749	**77,841**	4,714	67	**4,781**
Wood and furniture	88,188	-	**88,188**	2,258	-	**2,258**
Pulp, paper and printing	75,732	2	**75,734**	3,514	-	**3,514**
Chemicals and oil products	112,504	-	**112,504**	2,342	-	**2,342**
Metallic, non-metallic, machinery, or other	354,907	-	**354,907**	17,372	-	**17,372**
Others Manufacturing	233,382	88	**233,470**	11,528	-	**11,528**
Electricity, gas and water	926,342	-	**926,342**	6,963	-	**6,963**
Home construction	216,613	-	**216,613**	14,659	-	**14,659**
Non-housing construction (office, civil works)	549,205	1,155	**550,360**	31,160	506	**31,666**
Wholesale commerce	1,689,351	11,436	**1,700,787**	118,030	50	**118,080**
Retail trade, restaurants and hotels	1,663,719	1,164	**1,664,883**	62,482	6	**62,488**
Transport and storage	712,522	44,985	**757,507**	29,081	100	**29,181**
Telecommunications	406,382	71	**406,453**	6,688	6	**6,694**
Financial services	510,794	-	**510,794**	5,006	-	**5,006**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,623,778	4,691	**2,628,469**	49,956	10	**49,966**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	5,453,197	1,559	**5,454,756**	196,629	20	**196,649**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**18,003,881**	**67,776**	**18,071,657**	**669,463**	**769**	**670,232**
Residential Mortgage loans	**17,069,639**	**3,800**	**17,073,439**	**148,374**	**7**	**148,381**
Consumer loans	**5,596,882**	**1,468**	**5,598,350**	**335,241**	**135**	**335,376**
Contingent loan exposure	**2,585,936**	**115,589**	**2,701,525**	**40,048**	**234**	**40,282**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of June 30, 2024 and December 31, 2023, are as follows:

As of June 30, 2024 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn) Days past due at the end of the period						Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,511,043	35,899	21,320	10,747	20,904	**1,599,913**	2,424	817	870	575	7,568	**12,254**
40% < LTV <= 80%	12,982,060	356,551	224,255	88,300	227,934	**13,879,100**	32,785	10,112	10,588	5,523	81,594	**140,602**
80% < LTV <= 90%	1,662,663	39,879	23,865	11,212	26,739	**1,764,358**	6,784	1,616	1,284	970	10,400	**21,054**
LTV > 90%	235,898	5,228	2,666	3,300	4,932	**252,024**	1,658	296	250	261	2,203	**4,668**
Total	**16,391,664**	**437,557**	**272,106**	**113,559**	**280,509**	**17,495,395**	**43,651**	**12,841**	**12,992**	**7,329**	**101,765**	**178,578**

As of December 31, 2023 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn) Days past due at the end of the period						Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,448,210	34,125	17,376	3,300	23,037	**1,526,048**	2,282	781	707	151	7,636	**11,557**
40% < LTV <= 80%	12,760,843	319,652	190,336	14,712	240,577	**13,526,120**	28,845	9,159	8,743	758	68,877	**116,382**
80% < LTV <= 90%	1,683,903	38,720	24,823	-	33,314	**1,780,760**	5,792	1,516	1,300	-	8,272	**16,880**
LTV > 90%	226,806	5,843	2,366	50	5,446	**240,511**	1,287	308	165	8	1,794	**3,562**
Total	**16,119,762**	**398,340**	**234,901**	**18,062**	**302,374**	**17,073,439**	**38,206**	**11,764**	**10,915**	**917**	**86,579**	**148,381**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 88

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

m. Interbank commercial loans and their provisions established by classification category

The distribution of provisions by classification category for interbank and commercial loans as of June 30, 2024 and December 31, 2023, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of June 30, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																									
	Individual																				Group					
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	1,957	-	-	-	1,957	-	-	-	-	-	-	-	-	-	-	-	-	1,957	-	-	-	1,957	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	**1,957**	-	-	-	**1,957**	-	-	-	-	-	-	-	-	-	-	-	-	**1,957**	-	-	-	**1,957**	-
Established provisions		-	**4**	-	-	-	**4**	-	-	-	-	-	-	-	-	-	-	-	-	**4**	-	-	-	**4**	-
% Established provisions	-	-	**0.20%**	-	-	-	**0.20%**	-	-	-	-	-	-	-	-	-	-	-	-	**0.20%**	-	-	-	**0.20%**	-
Commercial loans																									
Commercial loans	2,602	253,768	1,206,703	1,640,403	2,000,302	1,521,233	**6,625,011**	542,193	133,995	111,646	93,059	**880,893**	221,090	83,394	75,842	103,519	101,331	96,112	**681,288**	**8,187,192**	4,269,636	408,153	**4,677,789**	**12,864,981**	6,372
Foreign trade loans Chilean exports	-	414,959	185,983	319,492	174,986	117,467	**1,212,887**	39,495	3,698	5,420	-	**48,613**	1,160	-	1,450	5,221	5,144	5,612	**18,587**	**1,280,087**	12,046	1,534	**13,580**	**1,293,667**	-
Foreign trade loans Chilean imports	-	-	156,873	184,918	224,340	105,118	**671,249**	9,063	9,410	2,300	-	**20,773**	38	2,711	834	332	3,374	7,827	**15,116**	**707,138**	61,583	2,100	**63,683**	**770,821**	-
Foreign trade loans between third countries	-	-	-	540	-	680	**1,220**	-	-	-	-	-	-	-	-	-	-	-	-	**1,220**	-	-	-	**1,220**	-
Debtors with current accounts	-	4,301	29,808	17,653	12,130	11,115	**75,007**	6,614	644	363	135	**7,756**	597	123	64	187	315	962	**2,248**	**85,011**	39,040	8,195	**47,235**	**132,246**	-
Credit card debtors	-	760	4,497	5,893	6,734	5,412	**23,296**	1,858	247	94	217	**2,416**	306	166	84	84	213	311	**1,164**	**26,876**	94,770	10,645	**105,415**	**132,291**	-
Factoring transactions	-	208,337	334,333	104,117	74,704	56,275	**777,766**	7,734	458	1,813	175	**10,180**	12	-	-	409	3	5,459	**5,883**	**793,829**	33,565	6,260	**39,825**	**833,654**	-
Commercial leasing transactions	2,709	5,885	124,687	206,719	251,909	229,665	**821,574**	50,171	29,904	13,396	9,754	**103,225**	27,134	13,042	8,402	2,575	1,902	114	**53,169**	**977,968**	179,114	8,508	**187,622**	**1,165,590**	20
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32,155	10,529	**42,684**	**42,684**	-
Other loans and receivables	-	968	1,204	2,154	834	701	**5,861**	980	113	50	-	**1,143**	714	67	102	41	109	9,999	**11,032**	**18,036**	65,942	6,195	**72,137**	**90,173**	-
Subtotal	**5,311**	**888,978**	**2,044,088**	**2,481,889**	**2,745,939**	**2,047,666**	**10,213,871**	**658,108**	**178,469**	**135,082**	**103,340**	**1,074,999**	**251,051**	**99,503**	**86,778**	**112,368**	**112,391**	**126,396**	**788,487**	**12,077,357**	**4,787,851**	**462,119**	**5,249,970**	**17,327,327**	**6,392**
Established provisions	**1**	**1,272**	**3,251**	**20,055**	**37,414**	**41,660**	**103,653**	**15,718**	**4,755**	**6,322**	**6,924**	**33,719**	**5,021**	**9,950**	**21,694**	**44,947**	**73,055**	**113,754**	**268,421**	**405,793**	**68,035**	**200,598**	**268,633**	**674,426**	**6,392**
% Established provisions	**0.02%**	**0.14%**	**0.16%**	**0.81%**	**1.36%**	**2.03%**	**1.01%**	**2.39%**	**2.66%**	**4.68%**	**6.70%**	**3.14%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**34.04%**	**3.36%**	**1.42%**	**43.41%**	**5.12%**	**3.89%**	**100.00%**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
89

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								
	Assessment																								
	Individual																				Group			Total	Deductible provision for FOGAPE Covid-19 guarantees
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	19,711	-	48,729	-	-	-	68,440	-	-	-	-	-	-	-	-	-	-	-	-	68,440	-	-	-	68,440	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	**19,711**	-	**48,729**	-	-	-	**68,440**	-	-	-	-	-	-	-	-	-	-	-	-	**68,440**	-	-	-	**68,440**	-
Established provisions	**7**	-	**107**	-	-	-	**114**	-	-	-	-	-	-	-	-	-	-	-	-	**114**	-	-	-	**114**	-
% Established provisions	**0.04%**	-	**0.22%**	-	-	-	**0.17%**	-	-	-	-	-	-	-	-	-	-	-	-	**0.17%**	-	-	-	**0.17%**	-
Commercial loans																									
Commercial loans	2,729	308,941	1,683,417	1,641,416	1,967,238	1,650,073	**7,253,814**	480,902	156,607	91,319	87,072	**815,900**	183,009	65,894	90,768	96,700	100,148	94,190	**630,709**	**8,700,423**	4,147,369	388,645	**4,536,014**	**13,236,437**	10,143
Foreign trade loans Chilean exports	-	293,578	203,815	289,784	147,905	113,075	**1,048,157**	29,554	5,190	1,601	-	**36,345**	1,133	-	3,108	3,697	4,774	4,386	**17,098**	**1,101,600**	10,206	1,090	**11,296**	**1,112,896**	-
Foreign trade loans Chilean imports	-	5,815	198,090	176,967	301,665	73,835	**756,372**	7,348	86	961	1,531	**9,926**	-	4,589	962	419	2,487	3,291	**11,748**	**778,046**	48,973	1,484	**50,457**	**828,503**	-
Foreign trade loans between third countries	-	-	-	529	-	749	**1,278**	-	-	-	-	-	-	-	-	-	-	-	-	**1,278**	-	-	-	**1,278**	-
Debtors with current accounts	-	7,034	37,420	17,740	14,114	10,614	**86,922**	10,792	951	541	152	**12,436**	408	105	249	296	486	1,086	**2,630**	**101,988**	33,646	8,110	**41,756**	**143,744**	-
Credit card debtors	-	1,040	5,426	10,097	7,781	7,080	**31,424**	1,639	648	101	252	**2,640**	294	175	131	100	232	464	**1,396**	**35,460**	92,497	10,260	**102,757**	**138,217**	-
Factoring transactions	2,052	165,588	534,099	119,565	74,940	60,356	**956,600**	14,239	729	-	-	**14,968**	12	538	0	829	667	952	**2,998**	**974,566**	40,109	5,898	**46,007**	**1,020,573**	-
Commercial leasing transactions	3,514	3,228	120,796	237,940	266,581	245,672	**877,731**	72,400	25,905	10,042	8,027	**116,374**	28,802	15,074	9,170	3,362	2,844	152	**59,404**	**1,053,509**	176,260	9,208	**185,468**	**1,238,977**	27
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	36,755	10,329	**47,084**	**47,084**	-
Other loans and receivables	-	429	927	1,615	971	606	**4,548**	230	24	15	7	**276**	922	54	115	1,034	94	9,845	**12,064**	**16,888**	281,631	5,429	**287,060**	**303,948**	-
Subtotal	**8,295**	**785,653**	**2,783,990**	**2,495,653**	**2,781,195**	**2,162,060**	**11,016,846**	**617,104**	**190,140**	**104,580**	**97,041**	**1,008,865**	**214,580**	**86,429**	**104,503**	**106,437**	**111,732**	**114,366**	**738,047**	**12,763,758**	**4,867,446**	**440,453**	**5,307,899**	**18,071,657**	**10,170**
Established provisions	**2**	**1,174**	**4,949**	**16,613**	**34,601**	**35,391**	**92,730**	**13,423**	**4,985**	**4,645**	**7,605**	**30,658**	**4,292**	**8,643**	**26,126**	**42,575**	**72,625**	**102,931**	**257,192**	**380,580**	**68,151**	**211,331**	**279,482**	**660,062**	**10,170**
% Established provisions	**0.02%**	**0.15%**	**0.18%**	**0.67%**	**1.24%**	**1.64%**	**0.84%**	**2.18%**	**2.62%**	**4.44%**	**7.84%**	**3.04%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**34.85%**	**2.98%**	**1.40%**	**47.98%**	**5.27%**	**3.65%**	**100%**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
90

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

n. Loans and their established provisions by the number of days past due

Distribution of credit risk by days past due as of June 30, 2024 and December 31, 2023, are as follows:

Distribution of credit risk by days past due As of June 30, 2024 (Ch$mn)	Loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	1,957	-	-	-	-	**1,957**	4	-	-	-	-	**4**	-	**4**	**1,953**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
>= 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Subtotal	**1,957**	**-**	**-**	**-**	**-**	**1,957**	**4**	**-**	**-**	**-**	**-**	**4**	**-**	**4**	**1,953**
0 days	10,202,546	4,565,888	1,004,098	305,782	84,749	**16,163,063**	103,535	47,606	29,392	83,938	29,530	**294,001**	5,860	**299,861**	**15,863,202**
1 to 29 days	10,920	138,211	27,989	41,781	33,503	**252,404**	92	8,724	1,363	8,624	11,791	**30,594**	123	**30,717**	**221,687**
30 to 59 days	405	59,297	35,342	35,707	44,415	**175,166**	26	7,582	2,372	6,500	16,457	**32,937**	52	**32,989**	**142,177**
60 to 89 days	-	24,455	7,570	23,547	29,908	**85,480**	-	4,123	592	5,619	10,446	**20,780**	51	**20,831**	**64,649**
>= 90 days	-	-	-	381,670	269,544	**651,214**	-	-	-	163,740	132,374	**296,114**	306	**296,420**	**354,794**
Subtotal	**10,213,871**	**4,787,851**	**1,074,999**	**788,487**	**462,119**	**17,327,327**	**103,653**	**68,035**	**33,719**	**268,421**	**200,598**	**674,426**	**6,392**	**680,818**	**16,646,509**
0 days	-	16,179,666	-	-	211,996	**16,391,662**	-	24,376	-	-	19,274	**43,650**	-	**43,650**	**16,348,012**
1 to 29 days	-	352,408	-	-	85,150	**437,558**	-	5,312	-	-	7,529	**12,841**	-	**12,841**	**424,717**
30 to 59 days	-	165,004	-	-	107,103	**272,107**	-	3,684	-	-	9,308	**12,992**	-	**12,992**	**259,115**
60 to 89 days	-	44,670	-	-	68,889	**113,559**	-	983	-	-	6,345	**7,328**	-	**7,328**	**106,231**
>= 90 days	-	-	-	-	280,509	**280,509**	-	-	-	-	101,767	**101,767**	-	**101,767**	**178,742**
Subtotal	**-**	**16,741,748**	**-**	**-**	**753,647**	**17,495,395**	**-**	**34,355**	**-**	**-**	**144,223**	**178,578**	**-**	**178,578**	**17,316,817**
0 days	-	5,141,373	-	-	85,220	**5,226,593**	-	123,916	-	-	39,880	**163,796**	-	**163,796**	**5,062,797**
1 to 29 days	-	161,248	-	-	24,990	**186,238**	-	22,607	-	-	12,311	**34,918**	-	**34,918**	**151,320**
30 to 59 days	-	73,471	-	-	24,724	**98,195**	-	13,250	-	-	12,054	**25,304**	-	**25,304**	**72,891**
60 to 89 days	-	44,991	-	-	27,268	**72,259**	-	8,945	-	-	15,065	**24,010**	-	**24,010**	**48,249**
>= 90 days	-	-	-	-	118,932	**118,932**	-	-	-	-	82,025	**82,025**	-	**82,025**	**36,907**
Subtotal	**-**	**5,421,083**	**-**	**-**	**281,134**	**5,702,217**	**-**	**168,718**	**-**	**-**	**161,335**	**330,053**	**-**	**330,053**	**5,372,164**
Total loans	**10,215,828**	**26,950,682**	**1,074,999**	**788,487**	**1,496,900**	**40,526,896**	**103,657**	**271,108**	**33,719**	**268,421**	**506,156**	**1,183,061**	**6,392**	**1,189,453**	**39,337,443**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 91

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Distribution of credit risk by days past due As of Dec. 31, 2023 (Ch$mn)	Loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	68,440	-	-	-	-	**68,440**	114	-	-	-	-	**114**	-	**114**	**68,326**
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	**68,440**	-	-	-	-	**68,440**	**114**	-	-	-	-	**114**	-	**114**	**68,326**
Commercial loans															
0 days	10,953,466	4,695,123	942,836	221,181	87,741	16,900,347	92,218	52,076	27,187	56,469	30,223	**258,173**	9,493	**267,666**	**16,632,681**
1 to 29 days	39,578	107,390	27,361	26,095	33,807	234,231	204	7,387	1,094	5,415	12,201	**26,301**	132	**26,433**	**207,798**
30 to 59 days	23,443	52,897	20,817	60,097	39,000	196,254	308	6,684	363	26,683	14,462	**48,500**	63	**48,563**	**147,691**
60 to 89 days	359	12,036	17,851	58,500	11,782	100,528	-	2,004	2,014	12,557	4,269	**20,844**	78	**20,922**	**79,606**
> = 90 days	-	-	-	372,174	268,123	640,297	-	-	-	156,068	150,176	**306,244**	404	**306,648**	**333,649**
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Residential Mortgage loans															
0 days	-	15,940,266	-	-	141,590	**16,081,856**	-	23,767	-	-	12,589	**36,356**	-	**36,356**	**16,045,500**
1 to 29 days	-	335,778	-	-	77,865	**413,643**	-	5,128	-	-	6,883	**12,011**	-	**12,011**	**401,632**
30 to 59 days	-	151,511	-	-	92,074	**243,585**	-	3,226	-	-	7,983	**11,209**	-	**11,209**	**232,376**
60 to 89 days	-	10,384	-	-	8,247	**18,631**	-	229	-	-	704	**933**	-	**933**	**17,698**
> = 90 days	-	-	-	-	315,724	**315,724**	-	-	-	-	87,872	**87,872**	-	**87,872**	**227,852**
Subtotal	-	**16,437,939**	-	-	**635,500**	**17,073,439**	-	**32,350**	-	-	**116,031**	**148,381**	-	**148,381**	**16,925,058**
Consumer loans															
0 days	-	5,049,943	-	-	78,863	5,128,806	-	125,191	-	-	40,835	166,026	-	166,026	4,962,780
1 to 29 days	-	156,591	-	-	24,360	180,951	-	22,181	-	-	12,281	34,462	-	34,462	146,489
30 to 59 days	-	70,556	-	-	28,319	98,875	-	12,797	-	-	14,851	27,648	-	27,648	71,227
60 to 89 days	-	45,260	-	-	26,500	71,760	-	9,176	-	-	15,570	24,746	-	24,746	47,014
> = 90 days	-		-	-	117,958	117,958	-	-	-	-	82,494	82,494	-	82,494	35,464
Subtotal	-	5,322,350	-	-	276,000	5,598,350	-	169,345	-	-	166,031	335,376	-	335,376	5,262,974
Total loans	11,085,286	26,627,735	1,008,865	738,047	1,351,953	40,811,886	92,844	269,846	30,658	257,192	493,393	1,143,933	10,170	1,154,103	39,657,783

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
92

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of Ch$57,528 million and Ch$55,284 million as of Jun 30, 2024 and December 31, 2023, as follows:

	Bank's percentage ownership		Investment value	
	As of		As of	
	June 30, 2024 %	December 31, 2023 %	June 30, 2024 Ch$mn	December 31, 2023 Ch$mn
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	5,638	4,863
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	2,650	2,615
Cámara de Compensación de Alto Valor SA	15.00	15.00	1,180	1,199
Administrador Financiero del Transantiago SA	20.00	20.00	3,103	4,285
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,857	1,824
Redbanc SA	33.43	33.43	4,534	4,168
Transbank SA	25.00	25.00	35,208	32,736
Subtotal			**54,170**	**51,690**
Minority investments				
Security Exchanges			3,342	3,575
Other			16	19
Subtotal			**3,358**	**3,594**
Total			**57,528**	**55,284**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

a. Summary of financial information of associates as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024				As of December 31, 2023			
	Assets Ch$mn	Liabilities Ch$mn	Capital Ch$mn	Profit (loss) Ch$mn	Assets Ch$mn	Liabilities Ch$mn	Capital Ch$mn	Profit (loss) Ch$mn
Centro de Compensación Automatizado	19,849	3,159	14,436	2,254	17,362	3,280	9,024	5,058
Sociedad Interbancaria de Depósito de Valores SA	9,051	2	8,267	782	8,938	525	6,695	1,718
Cámara de Compensación de Alto Valor SA	9,574	1,726	7,799	49	9,167	1,343	7,252	572
Administrador Financiero del Transantiago SA	64,234	45,499	17,414	1,321	67,582	47,241	16,725	3,616
Servicios de Infraestructura de Mercado OTC SA	19,579	4,881	14,058	640	32,888	18,578	13,250	1,060
Redbanc SA	28,007	14,444	12,409	1,154	27,330	14,862	11,712	756
Transbank SA	1,386,553	1,245,724	137,956	2,873	1,409,045	1,278,102	111,143	19,800
Total	**1,536,847**	**1,315,435**	**212,339**	**9,073**	**1,572,312**	**1,363,931**	**175,801**	**32,580**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 93

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 94 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued a. Restrictions on the ability of associates to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. b. The movement in investments in companies is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Initial book value 55,284 46,586 Acquisition of investments - - Sale of investments - - Participation in income 4,197 8,404 Dividends received (966) (2,944) Other equity adjustments (*) (987) 3,238 Total 57,528 55,284 (*) This concerns the market value of the investments in other companies in the country, as indicated in the CASB. c. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 95 NOTE 15 - INTANGIBLE ASSETS The composition of this item as of June 30, 2024 and December 31, 2023, is as follows: As of June 30, 2024 Opening net balance January 1, 2024 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 398,797 (308,424) 90,373 Total 97,551 398,797 (308,424) 90,373 As of December 31, 2023 Opening net balance January 1, 2023 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 107,789 378,800 (281,249) 97,551 Total 107,789 378,800 (281,249) 97,551 The movement in intangible assets during the periods of June 30, 2024 and December 31, 2023, are as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2024 378,800 Additions 20,109 Disposals - Reclassifications / Other (112) Balance as of June 30, 2024 398,797 Balances as of January 1, 2023 351,309 Additions 45,067 Disposals (5,415) Reclassifications / Other (12,161) Balance as of December 31, 2023 378,800

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 96 NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization The Bank has no restrictions on intangibles as of June 30, 2024 and December 31, 2023. Moreover, intangible assets have not been pledged as security for fulfilling obligations. On the other hand, no amounts are due from the Bank for intangible assets on the same dates. Accumulated amortization Software Development Computer Programs (Ch$mn) Balance as of January 1, 2024 (281,249) Amortization for the year (27,251) Withdrawals/disposals - Impairment - Reclassifications / Other 76 Balance as of June 30, 2024 (308,424) Balance as of January 1, 2023 (243,520) Amortization for the year (53,393) Withdrawals/disposals 5,415 Impairment (1,912) Reclassifications / Other 12,161 Balance as of December 31, 2023 (281,249)

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 16 - FIXED ASSETS

The composition of the items as of June 30, 2024 and December 31, 2023, is as follows:

	Opening net balance January 1, 2024	As of June 30, 2024		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**92,537**	179,783	(93,495)	**86,288**
Land	**14,632**	14,142	-	**14,142**
Equipment	**66,356**	366,251	(288,520)	**77,731**
Other	**25,219**	99,733	(77,498)	**22,235**
Total	**198,744**	**659,909**	**(459,513)**	**200,396**

	Opening net balance January 1, 2023	As of December 31, 2023		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**97,067**	181,969	(89,432)	**92,537**
Land	**15,022**	14,632	-	**14,632**
Equipment	**46,883**	341,688	(275,332)	**66,356**
Other	**30,392**	101,082	(75,863)	**25,219**
Total	**189,364**	**639,371**	**(440,627)**	**198,744**

The movement in fixed assets on June 30, 2024 and December 31, 2023, are as follows:

i. Gross balance

2024	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2024	**181,969**	**14,632**	**341,688**	**101,082**	**639,371**
Additions	870	-	22,098	1,676	**24,644**
Other changes	(872)	(373)	(2,217)	(2,438)	**(5,900)**
Reclassifications / Other	(2,184)	(117)	4,682	(587)	**1,794**
Balance as of June 30, 2024	**179,783**	**14,142**	**366,251**	**99,733**	**659,909**

2023	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2023	**179,054**	**15,022**	**294,672**	**100,886**	**589,634**
Additions	13,809	-	25,697	17,155	**56,661**
Other changes	(2,795)	(390)	(1,440)	(3,510)	**(8,135)**
Reclassifications / Other	(8,099)	-	22,759	(13,449)	**1,211**
Balance as of December 31, 2023	**181,969**	**14,632**	**341,688**	**101,082**	**639,371**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 97

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 98 NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (89,432) – (275,332) (75,863) (440,627) Depreciation charges for the period (4,643) - (15,212) (3,921) (23,776) Disposals and sales for the period 516 - 2,024 2,286 4,826 Reclassifications / Other 64 - - - 64 Balance as of June 30, 2024 (93,495) - (288,520) (77,498) (459,513) 2023 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (81,987) - (247,789) (70,494) (400,270) Depreciation charges for the period (9,449) - (28,674) (8,778) (46,901) Disposals and sales for the period 2,021 - 1,131 3,409 6,561 Reclassifications / Other (17) - - - (17) Balance as of December 31, 2023 (89,432) - (275,332) (75,863) (440,627) The Bank has no restrictions on fixed assets as of June 30, 2024 and December 31, 2023. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 99 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS The composition of the right-to-use lease assets as of June 30, 2024 and December 31, 2023, is as follows: As of June 30, 2024 Opening net balance Gross Balance Accumulated depreciation Net Balance January 1, 2024 Ch$mn Ch$mn Ch$mn Ch$mn Buildings 100,449 202,488 (120,720) 81,768 Improvements to leased properties 53,079 137,675 (85,516) 52,159 Total 153,528 340,163 (206,236) 133,927 As of December 31, 2023 Opening net balance Gross Balance Accumulated depreciation Net Balance January 1, 2023 Ch$mn Ch$mn Ch$mn Ch$mn Buildings 133,795 215,411 (114,962) 100,449 Improvements to leased properties 48,731 136,911 (83,832) 53,079 Total 182,526 352,322 (198,794) 153,528 a. The movement in the right-to-use lease assets as of June 30, 2024 and December 31, 2023, is as follows: i. Gross balance 2024 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 215,411 136,911 352,322 Additions 723 6,592 7,315 Other changes (14,011) (3,673) (17,684) Reclassifications / Other 365 (2,155) (1,790) Balance as of June 30, 2024 202,488 137,675 340,163 2023 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 231,603 132,308 363,911 Additions 11,720 17,765 29,485 Other changes (27,912) (11,951) (39,863) Reclassifications / Other - (1,211) (1,211) Balance as of December 31, 2023 215,411 136,911 352,322

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 100 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued ii. Accumulated depreciation 2024 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (114,962) (83,832) (198,794) Additions (14,392) (5,764) (20,156) Other changes 8,799 4,080 12,879 Reclassifications / Other (165) - (165) Balance as of June 30, 2024 (120,720) (85,516) (206,236) 2023 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (97,808) (83,577) (181,385) Additions (31,314) (12,154) (43,468) Other changes 14,160 11,882 26,042 Reclassifications / Other – 17 17 Balance as of December 31, 2023 (114,962) (83,832) (198,794) b. Obligations under leasing contracts As of June 30, 2024 and December 31, 2023, lease obligations are as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Obligations under leasing contracts 86,641 104,516 Total 86,641 104,516 c. Expenditure related to assets held under leasing contracts: As of June 30, 2024 2023 Ch$mn Ch$mn Depreciation 20,156 22,581 Interests 3,535 1,588 Short-term leasing 9,064 4,277 Total 32,755 28,446

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 101 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued d. As of June 30, 2024 and December 31, 2023, the maturity of lease obligations, according to their contractual maturity, is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Due within 1 year 17,357 20,716 Due after 1 to 2 years 16,946 19,696 Due after 2 to 3 years 14,924 17,750 Due after 3 to 4 years 10,156 12,949 Due after 4 to 5 years 8,839 9,964 Due after 5 years 18,419 23,441 Total 86,641 104,516 e. Operating Leases - Lessor As of June 30, 2024 and December 31, 2023, the future minimum rents to be received from non-cancellable operating leases are as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Due within 1 year 1,215 1,012 Due after 1 to 2 years 1,517 1,874 Due after 2 to 3 years 1,018 787 Due after 3 to 4 years 759 736 Due after 4 to 5 years 592 522 Due after 5 years 3,377 852 Total 8,478 5,783 f. As of June 30, 2024 and December 31, 2023, the Bank has no finance lease contracts that cannot be unilaterally terminated. g. The Bank has no restrictions on fixed assets as of June 30, 2024 and December 31, 2023. Furthermore, no fixed assets have been pledged as collateral to fulfil obligations. At the same time, no amounts are owed on fixed assets by the Bank in the same period.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 102 NOTE 18 - CURRENT AND DEFERRED TAXES a. Current taxes As of June 30, 2024 and December 31, 2023, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: b. Results from taxes The effect of the tax expense for the periods from January 1 to June 30, 2024 and 2023, consists of the following items: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Income tax expense Current year tax 115,863 86,719 88,912 92,258 Deferred tax credits (charges) Origination and reversal of temporary differences 15,064 (49,616) 6,611 (74,606) Subtotal 130,927 37,103 95,523 17,652 Tax on rejected expenses Article N°21 220 186 111 72 Other (36,368) (12,765) (36,360) (11,038) Net income tax expense 94,779 24,524 59,274 6,686 As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Breakdown of current tax liabilities (assets) Current taxes (assets) (72) (146) Current tax liabilities 37,091 163,878 Total net taxes payable (recoverable) 37,019 163,732 Details of current tax liabilities (assets) (net) Income tax (27%) 116,065 256,257 Minus: Monthly provisional payments (79,635) (89,631) Credit for training expenses (105) (2,242) Credits for donations (196) (1,371) Other 890 719 Total taxes payable (recoverable) 37,019 163,732

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

c. Reconciliation of the effective tax rate

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of June 30, 2024 and 2023, is shown below.

	For the 6-month period ended June 30,			
	2024		2023	
	Tax rate %	Amount Ch$mn	Tax rate %	Amount Ch$mn
Tax calculated on profit before taxes	27.00	118,388	27.00	80,230
Permanent differences (*)	(8.92)	(39,117)	(15.62)	(46,427)
Single tax (rejected expenses)	0.05	220	0.06	186
Other	3.49	15,288	(3.19)	(9,465)
Effective rate and income tax expense	**21.62**	**94,779**	**8.25**	**24,524**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in the tax books.

	For the quarter ended June 30,			
	2024		2023	
	Tax rate %	Amount Ch$mn	Tax rate %	Amount Ch$mn
Tax calculated on profit before taxes	-	75,580	-	37,671
Permanent differences (*)	0.71	(23,841)	(20.97)	(29,257)
Single tax (rejected expenses)	(0.02)	111	0.05	72
Other	(1.47)	7,424	(1.29)	(1,800)
Effective rate and income tax expense	**(0.78)**	**59,274**	**4.79**	**6,686**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in the tax books.

d. Effect of deferred taxes on equity

The breakdown of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended June 30, 2024 and December 31, 2023:

	As of	
	June 30, 2024 Ch$mn	December 31, 2023 Ch$mn
Deferred tax assets (OCI)		
Financial investment instruments	28,045	30,150
Cash flow hedges	17,657	24,599
Total deferred tax assets with effect in other comprehensive income	**45,702**	**54,749**
Deferred tax liabilities		
Financial investment instruments	(538)	(5,919)
Cash flow hedges	(9,098)	(47,391)
Total deferred tax liabilities with effect on others comprehensive income	**(9,636)**	**(53,310)**
Net deferred tax balances in equity	**36,066**	**1,439**
Deferred taxes in equity attributable to equity holders of the bank	36,557	1,938
Deferred tax in equity attributable to non-controlling interests	(491)	(499)

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 103

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 104 NOTE 18 - CURRENT AND DEFERRED TAXES, continued e. Effect of deferred taxes on income As of June 30, 2024 and December 31, 2023, the Bank has recorded the effects of deferred taxes in its Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences: f. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results. As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Deferred tax assets With an effect on other comprehensive income 45,702 54,749 With an effect on income 588,692 660,180 Total deferred tax assets 634,394 714,929 Deferred tax liabilities With an effect on other comprehensive income (9,636) (53,310) With an effect on income (180,193) (236,617) Total deferred tax liabilities (189,829) (289,927) As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Deferred tax assets Interest and readjustments 21,020 19,679 Extraordinary charge-off 36,714 38,421 Goods received in lieu of payment 2,801 1,753 Valuation of fixed assets 5,750 6,426 Provision for loan losses 336,976 328,235 Provision for expenses 66,925 77,149 Derivatives 434 275 Leased assets 81,736 106,230 Subsidiaries tax loss 903 1,108 Right-of-use assets 22,875 27,761 Other 12,558 53,143 Total deferred tax assets 588,692 660,180 Deferred tax liabilities Valuation of investments (268) (473) Anticipated expenses (25,782) (19,829) Derivatives (114,766) (171,601) Lease obligations (22,328) (27,433) Exchange rate adjustments (3,754) (5,854) Other (13,295) (11,427) Total deferred tax liabilities (180,193) (236,617)

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

g. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of	
	June 30, 2024	December 31, 2023
	Ch$mn	Ch$mn
Deferred tax assets before reclassifying	634,394	714,929
Reclassifying (netting)	(189,829)	(286,380)
Deferred tax asset after reclassifying	**444,565**	**428,549**
Deferred tax liabilities before reclassifying	(189,829)	(289,927)
Reclassifying (netting)	189,829	286,380
Deferred tax liabilities after reclassifying	**-**	**(3,547)**

Current taxes	As of	
	June 30, 2024	December 31, 2023
	Ch$mn	Ch$mn
Current tax asset before reclassifying	80,032	93,605
Reclassifying (netting)	(79,960)	(93,459)
Current tax asset after reclassifying	**72**	**146**
Current tax liabilities before reclassifying	(117,051)	(257,337)
Reclassifying (netting)	79,960	93,459
Current tax liabilities after reclassifying	**(37,091)**	**(163,878)**

h. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For disclosure and crediting of provisions and write-offs, banks must include in the tax note to their Interim Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31, No 4 of the Income Tax Law (LIR), as set out in the document annexed to the joint circular.

i. Loans and receivables

	As of June 30, 2024				As of December 31, 2023			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	1,957	**1,957**	-	-	68,440	**68,440**	-	-
Commercial loans	16,041,450	**16,098,321**	339,885	202,592	16,278,307	**16,334,697**	261,073	196,113
Consumer loans	4,790,270	**4,893,009**	4,817	36,345	4,771,232	**4,883,457**	5,398	40,513
Mortgage loans	17,495,395	**17,527,221**	103,395	547	17,073,439	**17,102,303**	83,577	740
Total	**38,329,072**	**38,520,508**	**448,097**	**239,484**	**38,191,418**	**38,388,897**	**350,048**	**237,366**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 105

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

ii. Provision on the overdue portfolio without collateral.

	Balance as of 01-01-2024 Ch$mn	Charge-offs against provision Ch$mn	Established provisions Ch$mn	Released provisions Ch$mn	Balance as of 06-30-2024 Ch$mn
Commercial loans	**196,113**	(97,216)	395,530	(291,835)	**202,592**
Consumer loans	**40,513**	(156,307)	185,957	(33,818)	**36,345**
Mortgage loans	**740**	(10,774)	45,004	(34,423)	**547**
Total	**237,366**	**(264,297)**	**626,491**	**(360,076)**	**239,484**

	Balance as of 01-01-2023 Ch$mn	Charge-offs against provision Ch$mn	Established provisions Ch$mn	Released provisions Ch$mn	Balance as of 12-31-2023 Ch$mn
Commercial loans	**124,060**	(74,137)	396,030	(249,840)	**196,113**
Consumer loans	**11,088**	(137,687)	198,358	(31,246)	**40,513**
Mortgage loans	**459**	(10,603)	45,624	(34,740)	**740**
Total	**135,607**	**(222,427)**	**640,012**	**(315,826)**	**237,366**

iii. Direct charge-offs and recoveries

	As of	
	June 30, 2024 Ch$mn	December 31, 2023 Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(10,815)	(12,931)
Condoned loans that originated a release of provisions	-	-
Recoveries or renegotiations of impaired loans	68,143	102,665
Total	**57,328**	**89,734**

iv. Application of Article 31 No 4 paragraphs I. and IV.

	As of	
	June 30, 2024 Ch$mn	December 31, 2023 Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(1,196)	(1,564)
Total	**(1,196)**	**(1,564)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 106

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 107 NOTE 19 - OTHER ASSETS The composition of the item 'other assets' as of June 30, 2024 and December 31, 2023, is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Other assets Assets to be leased out as lessor (1) 27,300 20,988 Cash guarantees provided for derivative financial transactions (2) 2,045,074 2,238,900 Debtors by financial instrument intermediation 39,075 33,260 Accounts receivable from third parties 197,662 199,746 VAT tax credit receivable 12,865 55,614 Pre-paid expenses (3) 136,570 169,603 Valuation adjustments for macro hedges (4) 136,920 160,370 Assets backing obligations of defined benefit pension plans 336 233 Investments in gold 964 819 Other cash guarantees provided (5) 15,107 2 Pending operations 22,125 13,453 Other assets 130,130 153,619 Total 2,764,128 3,046,607 1) Concerns assets available to be provided through financial leases. 2) This concerns guarantees related to determinate derivative contracts. These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. 3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass program, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty program administered by LATAM Airlines Group SA). 4) Concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro hedge (Note 12). 5) Corresponds to cash collateral with the clearing house for low-value payments which came into effect in 2024.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 108 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of non-current assets and disposable groups and liabilities included in disposable groups as of June 30, 2024 and December 31, 2023, is as follows: As of June 30, 2024 December 31, 2024 Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) Assets received in lieu of payment 21,614 16,511 Assets awarded in a judicial auction 31,623 21,968 Provisions for assets received in lieu of payment or awarded in a judicial auction (1,814) (1,235) Non-current assets held for sale Assets from the recovery of goods sold under financial leasing operations 2,383 5,146 Disposable groups for sale - - Total 53,806 42,390 1) Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.31% (0.24% as of December 31, 2023) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 109 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of June 30, 2024 and December 31, 2023, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: Fair value Liabilities As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Financial derivatives contracts Forwards 1,052,204 1,258,352 Swaps 10,275,221 8,255,283 Call options 287 2,726 Put options 2,224 5,214 Future - - Other - - Subtotal 11,329,936 9,521,575 Other financial instruments Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal - - Total 11,329,936 9,521,575 Banco Santander Chile presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of June 30, 2024 and December 31, 2023, their fair value, and the breakdown by the maturity of the notional or contractual values:

	As of June 30, 2024								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	14,180,210	10,332,963	13,207,094	6,228,640	1,516,490	2,190,262	**47,655,659**	**1,052,204**
Interest rate swaps	-	11,760,840	15,378,851	20,913,552	20,611,649	9,524,317	15,591,930	**93,781,139**	**1,785,164**
Currency and interest rate swaps	-	1,417,807	1,829,840	9,942,361	20,688,355	11,504,188	21,116,181	**66,498,732**	**8,490,057**
Currency call options	-	7,536	5,625	39,920	-	-	-	**53,081**	**287**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	38,576	50,959	190,391	4,083	-	-	**284,009**	**2,224**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**27,404,969**	**27,598,238**	**44,293,318**	**47,532,727**	**22,544,995**	**38,898,373**	**208,272,620**	**11,329,936**

	As of December 31, 2023								
	Notional								
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn	Fair value Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	49,204,922	1,258,352
Interest rate swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	77,966,339	1,940,320
Currency and interest rate swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	142,092,944	6,314,963
Currency call options	-	192,051	81,368	10,799	-	-	-	284,218	2,726
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	6,518	147,329	157,779	36,650	-	-	348,276	5,214
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	**-**	**22,688,788**	**31,546,159**	**57,692,415**	**70,844,937**	**29,695,915**	**57,428,485**	**269,896,699**	**9,521,575**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 110

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 111 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST As of June 30, 2024 and December 31, 2023, the composition of financial liabilities at amortized cost is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Deposits and other demand liabilities Current accounts 10,964,660 11,014,748 Demand deposit accounts 494,115 500,723 Other demand deposits 419,232 352,865 Obligations for payment card provision accounts 58 1,007 Other liabilities on demand 1,352,684 1,668,483 Subtotal 13,230,749 13,537,826 Time deposits and other term equivalents Time deposits 15,856,085 15,939,325 Term savings accounts 203,546 189,757 Other term credit balances 7,560 8,860 Subtotal 16,067,191 16,137,942 Obligations under repurchase and securities lending agreements Transactions with domestic banks 247,806 - Transactions with foreign banks - - Transactions with other entities in the country 287,132 282,584 Transactions with other entities abroad - - Subtotal 534,938 282,584 Interbank borrowing Banks in the country 298,637 46,218 Foreign banks 3,816,829 4,271,414 Central Bank of Chile 2,850,919 6,048,867 Subtotal 6,966,385 10,366,499 Debt financial instruments issued Letters of Credit 486 1,229 Senior bonds 8,412,856 7,925,385 Mortgage bonds 70,215 74,431 Subtotal 8,483,557 8,001,045 Other financial liabilities Other financial obligations to the public sector - - Other financial obligations in the country 186,415 296,273 Other financial obligations abroad 827 - Subtotal 187,242 296,273 Total 45,470,062 48,622,169

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

a. Obligations under repurchase and securities lending agreements.

As of June 30, 2024 and December 31, 2023, the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of June 30, 2024				As of December 31, 2023			
	Demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	Between 1 month and 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks								
Repurchase agreements with other banks	-	-	247,806	**247,806**	-	-	-	-
Repurchase agreements with the Central Bank of Chile	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	**247,806**	**247,806**	-	-	-	-
Transactions with foreign banks								
Repurchase agreements with other banks	-	-	-	-	-	-	-	-
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Transactions with other entities in the country								
Repurchase agreements	-	287,027	105	**287,132**	-	282,483	101	**282,584**
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	**287,027**	**105**	**287,132**	-	**282,483**	**101**	**282,584**
Transactions with other entities abroad								
Repurchase agreements	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Total	-	**287,027**	**247,911**	**534,938**	-	**282,483**	**101**	**282,584**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 112

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

a. Interbank borrowing

The Interim Consolidated Financial Statements as of June 30, 2024 and December 31, 2023, the composition of the item 'Interbank Borrowings' is as follows:

	As of June 30, 2024 Ch$mn	As of December 31, 2024 Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile		
Other liabilities with the Central Bank of Chile	2,850,919	6,048,867
Subtotals	**2,850,919**	**6,048,867**
Loans from domestic financial institutions	**298,637**	**46,218**
Loans from foreign financial institutions		
State Bank of India	723,690	693,432
Wells Fargo Bank NA	544,701	497,833
Bank of America	349,844	362,876
The Bank Of New York Mellon	255,058	222,953
Hong Kong and Shanghai Banking	254,115	126,075
Citibank N,A,	224,022	378,760
Sumitomo Mitsui Banking Corporation	192,712	451,646
International Finance Corporate	187,222	173,417
Zurcher Kantonalbank	138,814	132,363
Standard Chartered Bank Singapore	127,151	290,464
Commerzbank Ag	97,629	170,966
Banco Bilbao Vizcaya Argentaria	94,753	88,060
Saudi National Bank	94,491	87,550
Bayerische Landesbank Ag Munic	78,204	70,242
Bank Of Baroda	76,142	70,521
J,P Morgan Chase New York	56,110	-
Bank Of Montreal	55,583	49,945
Standard Chartered Bank Hong Kong	48,761	4,906
Corporacion Andina De Fomento	48,402	44,674
Caixabank Sa	47,457	-
Bnp Paribas Sa	47,193	-
Lloyds Bank Plc	28,504	-
Banco Santander Singapore	13,605	22,309
Abanca Corporacion Bancaria S,A,	9,518	8,791
Banco Santander Hong Kong	8,776	9,641
Instituto De Credito Oficial	5,503	-
Bank Of China	1,713	1,264
Shanghai Pudong Development Ba	1,089	-
Unicredito Spa	820	-
Standard Chartered Bank	810	1,270
China Merchants Bank	623	182
Kbc Bank Nv	519	-
Bank Of Communications,Co, Ltd	519	71
Banco De La Provincia De Bueno	444	-
Bank Of India	386	47
Landesbank Baden-Wuerttemberg	284	-
Industrial Bank Of Korea	171	-
Australian And New Zeland Banking Group Ltd,	159	354
Hua Nan Commercial Bank	157	211
Banco Do Brasil	145	281
Wachovia Bank Na	130	266
Intesa Sanpaolo Spa	110	-
Joint Stock Commercial Bank For	100	-

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 113

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

b. Interbank borrowing, continued

	As of June 30, 2024 Ch$mn	As of December 31, 2024 Ch$mn
...continued		
Korea Exchange Bank	94	2,416
Taiwan Cooperative Bank (Dong	72	-
Bank Of China, Qingdao	66	-
Icici Bank Limited	58	166
Agricultural Bank Of China	49	1,015
China Construction Bank	41	298
Arab Bank Plc	39	-
Bank For Investment And Devel	37	-
Yapi Ve Kredi Bankasi A,S,	35	21
Bangkok Bank Public Company Limited	28	219
Bper Banca S,P,A,	27	-
Credit Agricole Italia S,P,A,	25	-
Canara Bank	21	-
Svenka Handelsbanken Estocolmo	1	3
The Toronto Dominion Bank	-	136,525
Barclays Bank Plc London	-	134,625
Standard Chartered Bank, New York	-	21,934
Taishin International Bank Co,	-	8,740
Banco Santander Central Hispano	-	1,734
Bank of Tokio Mitsubishi	-	443
Komercni Banka A,S,	-	392
Banca Intesa S,P,A,	-	282
Bbva Bancomer	-	225
Cassa Di Risparmio Di	-	174
E, Sun Commercial Bank Ltd, ,	-	121
The Industrial And Commercial	-	121
Banco De Sabadell, S,A,	-	107
Turkiye Garanti Bankasi	-	70
Rhb Bank Berhad	-	61
Export-Import Bank Of Thailand	-	56
Banco Rio De La Plata S,A,	-	50
Finansbank A,S,	-	38
Citic Industrial Bank	-	37
Shinhan Bank	-	27
Total	**3,816,829**	**4,271,414**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 114

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 115 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid-19 pandemic, the Credit Facility Conditional to Incrementing Loans (FCIC) program was announced. This corresponds to a financial facility open to banks, allowing them to continue funding loans for households and companies. The Bank must leave collateral for these operations, which include bonds of the: the Central Bank of Chile, the government, and private bonds (bank and corporate) and, more recently, commercial loans from the individual assessed portfolio classified as high credit quality. FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), with a limit equal to the local currency reserve requirement. The FCIC consists of an initial facility and an additional one. The first amounts to US$4,800 million. The additional line can reach four times the initial one, that is, US$19,200 million. Its availability depends on two factors: growth of the loan portfolio and targeting loans to smaller companies. Furthermore, the Central Bank created the FCIC 2 for US$16,000 million. The maturity of these obligations is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Due within 1 year 2,850,919 6,048,867 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years - - Total liabilities to the Central Bank of Chile 2,850,919 6,048,867 d. Loans from domestic financial institutions The maturity of these obligations is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Due within 1 year 298,637 46,218 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years - - Total loans from domestic financial institutions 298,637 46,218

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 116 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued e. Obligations abroad As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Due within 1 year 2,796,122 3,793,613 Due after 1 to 2 years 827,938 304,384 Due after 2 to 3 years - - Due after 3 to 4 years 187,265 173,417 Due after 5 years 5,504 - Total loans from foreign financial institutions 3,816,829 4,271,414 f. Debt Financial Instruments Issued and Other Financial Obligations Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows: As of June 30, 2024 As of December 31, 2023 Short-term Long-term Total Short-term Long-term Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Letters of credit 469 17 486 975 254 1,229 Senior bonds 2,880,731 5,532,125 8,412,856 1,849,062 6,076,323 7,925,385 Mortgage bonds - 70,215 70,215 - 74,431 74,431 Issued debt instruments 2,881,200 5,602,357 8,483,557 1,850,037 6,151,008 8,001,045 Other financial liabilities 187,242 - 187,242 296,095 178 296,273 Total 3,068,442 5,602,357 8,670,799 2,146,132 6,151,186 8,297,318

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 117 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued g. Mortgage finance bonds. These bills are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These bonds are indexed to the UF and yield an interest rate of 5.20% as of June 30, 2024 (5.23% as of December 31, 2023). As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Due within 1 year 469 975 Due after 1 to 2 years 17 254 Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Total mortgage finance bonds 486 1,229 h. Senior bonds The details of senior bonds by currency are as follows: As of June 31, 2024 Dec. 31, 2023 Ch$mn Ch$mn Santander Bonds in UF 3,759,266 3,632,979 Santander Bonds in US$ 2,556,664 2,424,045 Santander Bonds in CHF$ 856,449 637,203 Santander Bonds in Ch$ 689,219 619,386 Current bonds in AUD$ 122,776 116,515 Senior bonds in JPY$ 249,782 323,922 Senior bonds in EUR$ 178,700 171,335 Total senior bonds 8,412,856 7,925,385

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued

1. *Issuance of senior bonds:*

During 2024, the Bank has issued bonds for UF 4,222,000, CLP 101,050,000,000 and CHF 225,000,000 detailed as follows:

Serie	Currency	Amount issued	Original Maturity (years)	Annual Issuance rate	Issue Date	Registration Date	Maturity Date
AA7	CLP	7,350,000,000	3.5 años	6.80	02-01-23	01-04-24	08-01-26
AA10	CLP	25,000,000,000	3 años	7.10	03-01-23	03-25-24	03-01-26
AA8	CLP	23,000,000,000	4.5 años	6.70	03-01-23	01-05-24	09-01-27
AA2	CLP	4,000,000,000	6.5 años	6.20	12-01-22	01-11-24	06-01-29
AA9	CLP	41,700,000,000	8 años	6.30	11-01-22	01-05-24	11-01-30
Total CLP		**101,050,000,000**					
AA13	UF	1,795,000	6 años	3.40	09-01-23	01-03-24	09-01-29
AA14	UF	2,427,000	5 años	3.30	12-01-23	02-07-24	12-01-28
Total UF		**4,222,000**					
Bonds CHF	CHF	225,000,000	3 años	2.445	01-11-24	01-25-24	01-25-27
Total CHF		**225,000,000**					

During 2023, the Bank has placed bonds for UF 7,719,000; CLP 424,400,000,000; CLP 403,150,000,000, USD 30,000,000 and JPY 25,500,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Registration Date	Maturity Date
W3	UF	2,724,000	7.5 years	1.60	12-1-18	2-21-23	6-1-26
W5	UF	3,790,000	9 years	1.80	3-1-19	1-19-23	3-1-28
AA13	UF	1,205,000	6 years	3.40	9-1-23	11-23-23	9-1-29
Total UF		**7,719,000**					
U7	CLP	3,000,000,000	5.5 years	7.00	3-1-22	2-24-23	9-1-27
T18	CLP	75,000,000,000	5.5 years	7.50	6-1-22	1-9-23	12-1-27
AA7	CLP	67,650,000,000	3.5 years	6.80	2-24-23	2-24-23	8-1-26
AA1	CLP	100,000,000,000	6.0 years	6.60	3-13-23	3-13-23	12-1-28
AA3	CLP	100,000,000,000	8.0 years	6.20	3-16-23	3-16-23	9-1-30
AA10	CLP	25,000,000,000	3 years	7.10	3-1-23	6-9-23	3-1-26
AA8	CLP	32,500,000,000	4.5 years	6.70	3-1-23	6-13-23	9-1-27
AA2	CLP	18,250,000,000	6.5 years	6.20	12-1-22	12-5-23	6-1-29
AA9	CLP	3,000,000,000	8.0 years	6.30	11-1-22	12-20-23	11-1-30
Total (CLP)		**424,400,000,000**					
Bond USD	USD	30,000,000	1 year	5.84	4-12-23	4-19-23	4-19-24
Total USD		**30,000,000**					
Bond JPY	JPY	10,500,000,000	1 year	0.60	4-24-23	4-28-23	4-28-24
Bond JPY	JPY	7,000,000,000	2 years	0.78	5-24-23	5-30-23	5-30-25
Bond JPY	JPY	8,000,000,000	2 years	0.78	10-20-23	10-27-23	10-27-25
Total JPY		**25,500,000,000**					

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 118

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 119 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued 2. Repurchase of senior bonds The Bank did repurchase bonds as of June 30, 2024. The Bank made the following partial bond repurchases during 2023: 3. Maturities of senior bonds The maturity of senior bonds is as follows: As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Due within 1 year 2,880,731 1,849,062 Due after 1 to 2 years 1,502,180 1,577,424 Due after 2 to 3 years 782,009 1,395,929 Due after 3 to 4 years 618,434 559,331 Due after 4 to 5 years 689,506 573,349 Due after 5 years 1,939,996 1,970,290 Total senior bonds 8,412,856 7,925,385 i. Mortgage bonds. The detail of mortgage bonds by currency is as follows: As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Mortgage bonds in UF 70,215 74,431 Total mortgage bonds 70,215 74,431 1. Mortgage bond issuances. As of June 30, 2024 and December 31, 2023 the Bank did not issue any Mortgage Bonds. Date Type Currency Amount January 24 Senior CLP 1,270,000,000 January 24 Senior UF 2,137,000 January 24 Senior USD 18,368,000 March 24 Senior CLP 310,000,000 March 24 Senior JPY 10,500,000,000 March 24 Senior UF 932,000 June 24 Senior UF 216,000 Date Type Currency Amount 1-13-23 Senior UF 13,100 1-19-23 Senior UF 44,000 1-13-23 Senior UF 45,000 4-26-23 Senior UF 80,000 4-28-23 Senior UF 30,000 5-2-23 Senior CLP 91,000,000,000 7-5-23 Senior UF 50,000 12-1-23 Senior UF 73,000 12-5-23 Senior UF 1,000

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 120 NOTE 22 - FINANCIAL LIABILITIES AT AMORTIZED COST, continued 2. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: j. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarized below: As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Due within 1 year - - Due after 1 to 2 years - 13,997 Due after 2 to 3 years - 14,398 Due after 3 to 4 years - 14,812 Due after 4 to 5 years 40,359 15,240 Due after 5 years 29,856 15,984 Total mortgage bonds 70,215 74,431 74,431 As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Long-term obligations Due after 1 to 2 years - 78 Due after 2 to 3 years - 86 Due after 3 to 4 years - 14 Due after 4 to 5 years - - Due after 5 years - - Long-term financial liabilities subtotal - 178 Short-term obligations Amount payable for credit card transactions 184,652 171,529 Letters of credit approval 827 - Other long-term financial obligations (short-term portion) 1,763 124,566 Short-term financial obligations subtotal 187,242 296,095 Other financial obligations total 187,242 296,273

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 121 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS The balances, as of June 30, 2024 and December 31, 2023, of Regulatory Capital Financial Instruments issued are as follows: Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows: As of June 30, 2024 Short-term Long-term Total Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,862,398 1,862,398 Perpetual bond - 656,696 656,696 Preferred shares - - - Total - 2,519,094 2,519,094 As of December 31, 2023 Short-term Long-term Total Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,813,939 1,813,939 Perpetual bond - 608,720 608,720 Preferred shares - - - Total - 2,422,659 2,422,659 The details of subordinated bonds by currency are as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn CLP - - US$ 189,070 175,234 UF 1,673,328 1,638,705 Subordinated bond total 1,862,398 1,813,939 The entirety of the Perpetual Bond is in US$ currency. As of June 30, 2024 Dec 31, 2023 Ch$mn Ch$mn Financial instruments of regulatory capital issued Subordinated bonds with transitional recognition - - Subordinated Bonds 1,862,398 1,813,939 Perpetual bond 656,696 608,720 Preferred shares - - Subtotal 2,519,094 2,422,659

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 122 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued The movement in the balance of Regulatory Capital Financial Instruments issued as of June 30, 2024 and December 31, 2023, is as follows: Subordinated Bonds Perpetual bond Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,813,939 608,720 2,422,659 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 2,138 - 2,138 Accrued adjustments due to UF and/or exchange rate 32,892 - 32,892 Other movements (Discounts/Hedges/Exchange rate) 13,429 47,976 61,406 Balance as of June 30, 2024 1,862,398 656,696 2,519,094 Subordinated Bonds Perpetual bond Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 1,733,870 590,246 2,324,116 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 3,947 - 3,947 Accrued adjustments due to UF and/or exchange rate 70,550 - 70,550 Other movements (Discounts/Hedges/Exchange rate) 5,572 18,474 24,046 Balance as of December 31, 2023 1,813,939 608,720 2,422,659 During 2024, the Bank has not issued or placed any regulatory capital instruments.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of June 30, 2024 and December 31, 2023, the composition of the balance of provisions for contingencies is as follows:

	As of	
	June 30, 2024 Ch$mn	December 31, 2023 Ch$mn
Provisions for employee benefit obligations	43,537	81,907
Provisions for restructuring plans	56	-
Provisions for lawsuits and litigations	5,859	4,504
Provisions for customer loyalty and merit program obligations	38	38
Operational risk	3,932	2,993
Other provisions for other contingencies	30,416	19,339
Total	**83,838**	**108,781**

The movement in provisions for contingencies as of June 30, 2024 and December 31, 2023, is shown below:

	Provisions						
	For employee benefit obligations Ch$mn	Restructuring plans Ch$mn	Lawsuits and litigation Ch$mn	Provisions for customer loyalty and merit programs Ch$mn	Operational risk Ch$mn	Other Contingency Provisions Ch$mn	Total Ch$mn
Balance as of January 1, 2024	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**
Established provisions	46,105	13,158	1,363	-	1,295	13,376	**75,297**
Provisions implemented	(82,988)	(13,102)	(8)	-	(356)	(2,299)	**(98,753)**
Provision release	(1,544)	-	-	-	-	-	**(1,544)**
Reclassifications	-	-	-	-	-	-	**-**
Other movements	57	-	-	-	-	-	**57**
As of June 30, 2024	**43,537**	**56**	**5,859**	**38**	**3,932**	**30,416**	**83,838**
Balance as of January 1, 2023	**99,424**	**-**	**5,533**	**38**	**5,149**	**62,682**	**172,826**
Established provisions	72,090	-	556	-	1,254	2,133	**76,033**
Provisions implemented	(72,840)	-	(1,585)	-	(3,410)	(45,476)	**(123,311)**
Provision release	(15,474)	-	-	-	-	-	**(15,474)**
Reclassifications	-	-	-	-	-	-	**-**
Other movements	(1,293)	-	-	-	-	-	**(1,293)**
As of December 31, 2023	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 123

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 124 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF ISSUED REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances, as of June 30, 2024 and December 31, 2023, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Provision for payment of common stock dividends 202,785 148,921 Provision for payment of preferred share dividends - - Provision for interest payments on perpetual bond 5,425 5,112 Provision reappreciation of perpetual bond - - Total 208,210 154,033 The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of June 30, 2024 and December 31, 2023, is as follows: Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 148,921 - 5,112 - Established provisions 202,785 - 8,571 - Implementation of provisions (148,920) - (8,259) - Provision release - - - - Reclassifying - - - - Other movements - - - - Balance as of June 30, 2024 202,785 - 5,425 - Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 243,883 - 3,625 - Established provisions 593,430 - 15,157 - Implementation of provisions (688,392) - (13,670) - Provision release - - - - Reclassifying - - - - Other movements - - - - Balance as of December 31, 2023 148,921 - 5,112 -

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 125 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of June 30, 2024 and December 31, 2023, the composition of the balance of special provisions for credit risk is as follows: As of Special provisions for credit risk June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Credit risk provisions for contingent claims Guarantees and sureties 5,853 5,354 Letters of credit for goods movement operations 862 877 Debt purchase commitments in local currencies abroad - - Transactions related to contingent events 18,367 18,411 Immediately repayable unrestricted credit lines 14,849 13,746 Unrestricted credit lines - - Other credit commitments 1,044 1,894 Other contingent loans - - Subtotal 40,975 40,282 Provisions for local risk for operations with debtors domiciled abroad 87 52 Subtotal 87 52 Special provisions for foreign loans - - Subtotal - - Additional provisions for loans Additional provisions for commercial loans 122,000 122,000 Additional provisions for mortgage loans 17,000 17,000 Additional provisions for consumer loans 154,000 154,000 Subtotal 293,000 293,000 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions established for credit risk as a result of supplementary prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 340,062 339,334

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in provisions as of June 30, 2024 and December 31, 2023, is shown below:

Special provisions for credit risk as of June 30, 2024 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2024	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**
Provision establishment	10,033	89	-	-	-	-
Provision application	-	-	-	-	-	-
Provision release	(9,340)	(54)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of June 30, 2024	**40,975**	**87**	**-**	**293,000**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2023 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2023	**37,969**	**550**	**-**	**293,000**	**-**	**-**
Provision establishment	13,938	83	-	-	-	6,000
Provision application	-	-	-	-	-	-
Provision release	(11,625)	(581)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	**40,282**	**52**	**-**	**293,000**	**-**	**6,000**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 126

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 127 NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of June 30, 2024 and December 31, 2023, is as follows: As of June 30, 2024 Dec. 31, 2023 Ch$mn Ch$mn Other liabilities Cash guarantees received for financial derivative transactions (1) 1,736,857 1,081,226 Creditors for intermediation of financial instruments 43,200 36,819 Accounts payable to third parties 362,085 312,882 Valuation adjustments for macro-hedges (2) 91,570 68,781 Revenue liabilities due to income from ordinary activities generated by contracts with customers 2,311 2,679 VAT tax debit payable 18,201 44,861 Pending operations 17,070 18,191 Other liabilities 49,647 118,215 Total 2,320,941 1,683,654 1) This concerns guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. 2) This concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 28 - EQUITY

a. Equity and preferred shares

As of June 30, 2024 and December 31, 2023, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of June 30, 2024 and December 31, 2023, are as follows:

	Shares	
	As of	
	June 30, 2024	Dec. 31, 2023
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of June 30, 2024 and December 31, 2023, the Bank does not hold any of its own shares, nor do the companies that are consolidated.

As of June 30, 2024, the shareholders' distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon (ADRs)*	-	11,869,014,071	**11,869,014,071**	6.30
Banks' custodies for third parties	16,649,334,105	-	**16,649,334,105**	8.84
Pension funds (AFP) on behalf of third parties	20,084,731,974	-	**20,084,731,974**	10.66
Stockbrokers on behalf of third parties	6,078,310,322	-	**6,078,310,322**	3.23
Other minority holders	7,171,735,054	-	**7,171,735,054**	3.81
Totals	**176,577,112,723**	**11,869,014,071**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

As of December 31, 2023, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon (ADRs)*		12,799,964,871	**12,799,964,871**	6.79
Banks' custodies for third parties	19,416,795,808	-	**19,416,795,808**	10.30
Pension funds (AFP) on behalf of third parties	18,392,349,767	-	**18,392,349,767**	9.76
Stockbrokers on behalf of third parties	5,029,151,233	-	**5,029,151,233**	2.67
Other minority holders	6,214,863,847	-	**6,214,863,847**	3.30
Total	**175,646,161,923**	**12,799,964,871**	**188,446,126,794**	**100.00**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 128

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 129 NOTE 28 – EQUITY, continued b. Reserves At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the 2023 Consolidated Financial Statements, shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This represents a dividend of Ch$1.84393687 Chilean pesos per share. Likewise, it was approved that the remaining 30% be used to increase retained earnings from prior years by the amount necessary to meet the payment of the next interest coupons of the perpetual bonds and to increase the Reserves and other retained earnings of the Bank by the remaining amount. As of June 30, 2024 and December 31, 2023, the reserve balance totaled Ch$3,232,505 million and Ch$3,115,239 million, respectively. c. Dividends Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity. d. As of June 30, 2024 and 2023, the composition of diluted profit and basic profit is as follows: As of June 30, 2024 2023 Ch$mn Ch$mn a) Basic earnings per share Profit attributable to equity holders 337,976 262,870 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 1.79 140 Diluted earnings per share from continuing operations (in Ch$) 1.79 1.40 b) Diluted earnings per share Profit attributable to equity holders 337,976 262,870 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 1.79 1.40 Diluted earnings per share from continuing operations (in Ch$) 1.79 1.40 The Bank does not hold any dilutive instruments as of June 30, 2024 and December 31, 2023. e. Provision for interest payments on perpetual bonds. The Bank records interest accrual on the perpetual bond in the line items Provisions for dividends, interest payments and reappreciation of regulatory capital financial instruments issued. As of June 30, 2024 and December 31, 2023, the balance was Ch$5,424 million and Ch$5,112 million, respectively. For further information, please refer to note N 25.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 130 NOTE 28 – EQUITY, continued f. Other comprehensive income from investment instruments and cash flow hedges: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Investment instruments Balances as of January 1, (89,748) (109,392) Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes. 34,317 145,257 Reclassifying and adjustment of the portfolio of Financial Investment Instruments - - Net realized profit (46,465) (125,613) Subtotal (12,148) 19,644 Total (101,896) (89,748) Cash flow hedging Balances as of January 1, 84,416 (118,838) Gain (loss) on valuation adjustment of cash flow hedges before taxes (96,136) 243,366 Reclassifying and adjustments for cash flow hedges before taxes (19,982) (40,112) Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. - - Subtotal (116,118) 203,254 Total (31,702) 84,416 Other comprehensive income before taxes (133,598) (5,332) Income tax related to other comprehensive income components Income tax relating to portfolio of financial investment instruments 27,507 24,231 Income tax relating to cash flow hedges 8,559 (22,792) Total 36,066 1,439 Other comprehensive income, net of tax (97,532) (3,893) Attributable to: Equity holders of the Bank (98,860) (5,242) Non-controlling interest 1,328 1,349 The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 28 - EQUITY, continued

g. Non-controlling interest

This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them. As of June 30, 2024 and December 31, 2023, the balance of shareholders' equity amounts to Ch$4,194,393 million and Ch$4,367,158 million, respectively.

The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

As of June 30, 2024				Other comprehensive income			
	Participation of third parties %	Equity Ch$mn	Results Ch$mn	Financial assets at fair value through other comprehensive income (OCI) Ch$mn	Deferred tax Ch$mn	Total other comprehensive income Ch$mn	Comprehensive income Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	51	6	-	-	-	6
Santander Corredores de Bolsa Limitada	49.00	28,544	1,008	(29)	8	(21)	987
Santander Asesorías Financieras Limitada	0.97	75	40	-	-	-	40
Santander SA Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros SA	49.90	(1,510)	(653)	-	-	-	(653)
Santander Consumer Finance Limitada	49.00	62,887	5,467	-	-	-	5,467
Subtotal		**90,049**	**5,868**	**(29)**	**8**	**(21)**	**5,847**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	8,688	170	-	-	-	170
Multiplica Spa	100,00	2,319	(209)	-	-	-	(209)
Pago NXT Payments Chile SpA	100,00	1,042	(110)	-	-	-	(110)
Subtotal		**12,049**	**(149)**	**-**	**-**	**-**	**(149)**
Total		**102,098**	**5,719**	**(29)**	**8**	**(21)**	**5,698**

As of December 31, 2023				Other comprehensive income			
	Participation of third parties %	Equity Ch$mn	Results Ch$mn	Financial assets at fair value through other comprehensive income (OCI) Ch$mn	Deferred tax Ch$mn	Total other comprehensive income Ch$mn	Comprehensive income Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	45	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.00	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorías Financieras Limitada	0.97	35	31	-	-	-	31
Santander SA Sociedad Securitizadora	0.36	2	(1)	-	-	-	(1)
Klare Corredora de Seguros SA	49.90	(858)	(1,213)	-	-	-	(1,213)
Santander Consumer Finance Limitada	49.00	57,420	8,148	-	-	-	8,148
Subtotal		**84,201**	**9,036**	**1,109**	**(299)**	**810**	**9,846**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,518	1,530	-	-	-	1,530
Bansa Santander SA	100.00	28,336	4,087	-	-	-	4,087
Multiplica Spa	100.00	2,529	(682)				(682)
PagoNXT Trade Chile SpA	100.00	1,151	439	-	-	-	439
Subtotal	100.00	**40,534**	**5,374**	**-**	**-**	**-**	**5,374**
Total		**124,735**	**14,410**	**1,109**	**(299)**	**810**	**15,220**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 131

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 28 - EQUITY, continued

The summarized financial information of the companies included in the consolidation that hold non-controlling interests is as follows, which does not include consolidation adjustments:

		As of							
		June 30, 2024				December 31, 2023			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	34,295	14,185	17,856	2,254	31,758	13,895	9,576	8,287
Santander Corredores de Bolsa Limitada	Subsidiary	116,125	57,868	56,195	2,062	99,325	43,087	52,054	4,184
Santander Asesorías Financieras Limitada	Subsidiary	8,441	718	3,579	4,144	5,023	1,442	354	3,227
Santander SA Sociedad Securitizadora	Subsidiary	782	335	534	(87)	879	345	709	(175)
Klare Corredora de Seguros SA	Subsidiary	1,865	4,892	(1,719)	(1,308)	1,891	3,610	713	(2,432)
Santander Consumer Finance Limitada	Subsidiary	999,131	870,791	117,183	11,157	923,790	806,607	100,555	16,628
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	11,908	3,220	8,518	170	11,273	2,755	6,988	1,530
Bansa Santander SA	SPE*	-	-	-	-	292,937	264,601	24,249	4,087
Multiplica Spa	SPE*	2,714	395	2,528	(209)	3,518	989	3,211	(682)
PagoNXT Trade Chile SpA	SPE*	2,029	987	1,152	(110)	2,290	1,139	712	439
Total		**1,177,290**	**953,391**	**205,826**	**18,073**	**1,372,684**	**1,138,470**	**199,121**	**35,093**

SPE: Entities controlled by the Bank through other considerations.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 132

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 133 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of June 30, 2024, the Bank has provisions for this concept, which amount to of Ch$5,859 million (Ch$4,504 million as of December 31, 2023), which are included in these Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies'. For further information, please refer to Note No 24. Banco Santander To cover the value of legal proceedings in which there are first and second-instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of Ch$5,708 million and Ch$4,363 as of June 30, 2024 and December 31, 2023, respectively. It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defense lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts. Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 12.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of June 30, 2024, this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm. Lawsuit 'Chilena de computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of June 30, 2024, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending. Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 14,955, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits. Santander Consumer Finance Limitada Currently, there are 38 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 134 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued b. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans: Contingent loans As of June 30, 2023 December 31, 2023 Ch$mn Ch$mn Guarantees and sureties 419,654 494,104 Guarantees and sureties in Chilean currency 197,251 193,144 Guarantees and sureties in foreign currency 222,403 300,960 Letters of credit for goods movement transactions 298,419 262,496 Transactions related to contingent events 1,929,199 1,641,510 Transactions related to contingent events in Chilean currency 1,305,550 1,179,242 Transactions related to contingent events in foreign currencies 623,649 462,268 Immediately repayable unrestricted credit lines 10,154,401 9,490,141 Other loan commitments 133,853 314,318 Loan for secondary education Law No 20,027 (CAE) 579 813 Other irrevocable credit commitments 133,274 313,505 Total 12,935,526 12,202,569 c. Third-party and custody operations The Bank holds securities in the normal course of its business as follows: As of June 30, 2023 December 31, 2023 Ch$mn Ch$mn Third-party operations Collections 61,647 80,597 Transferred financial assets managed by the Bank 6,984 8,183 Assets from third parties managed by the Bank 1,633,350 1,325,795 Subtotal 1,701,981 1,414,575 Custody of securities Securities held in custody by a banking subsidiary deposited in another entity 785,612 742,078 Securities held in custody by the bank 13,396,878 8,762,559 Securities issued by the bank 20,458,896 18,151,391 Subtotal 34,641,386 27,656,028 Total 36,343,367 29,070,603 d. Guarantees Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage N° 0030129 in force with Compañía de Zurich Chile Seguros Generales SA, with coverage of US$50,000,000 per claim with an annual cap of US$100,000,000, which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2025.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 135 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued Santander Corredores de Bolsa Limitada As of June 30, 2024, the Company has guarantees deposited with the Santiago Stock Exchange to cover securities lending operations carried out by the Company's own portfolio for a total of Ch$9,348 million (Ch$18,370 million as of December 31, 2023). Furthermore, as of June 30, 2024, the Company holds a guarantee in cash with CCLV Contraparte Central SA, amounting to Ch$10,151 million (Ch$10,172 million as of December 31, 2023). To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq. of Law No 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$1,030 million (Ch$1,038 million as of December 31, 2023). This corresponds to a fixed-term time deposit with Banco Santander maturing on July 22, 2024. As of June 30, 2024, the company has a guarantee for share lending for an amount equal to Ch$3, 580 million (Ch$3,524 million as of December 31, 2023). As of June 30, 2024, the Company has a guaranteed bond No B286958 from Banco Santander Chile, in the amount of USD$300,000 and whose maturity date is April 22, 2025, to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds, which covers participants who acquire quotas of Morgan Stanley Sicav, open-end foreign funds. Santander Corredora de Seguros Limitada As required by Circular No 1,160 of the FMC (ex-SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance broker. The insurance policy for insurance brokers No 10053314, which covers UF 500, and the professional liability policy for insurance brokers No. 10053313, for an amount equivalent to UF 60,000, were contracted with the Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both are valid from April 15, 2024 to April 14, 2025. The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10,000 with the same financial institution, both with maturity dates of December 31, 2024. Klare Corredora de Seguros SA As required by Circular No 1,160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary. The insurance policy for insurance brokers No 10052791, which covers UF 500, and the professional liability policy for insurance brokers No 10052790, for an amount equivalent to UF5,091, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA. Both policies are valid from April 15, 2024 to April 14, 2025.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 136 NOTE 30 - INTEREST INCOME AND EXPENSES This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting. a. As of June 30, 2024, and 2023, the composition of interest income is as follows: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements 506 12 420 (546) Debt financial instruments 133,546 29,229 54,172 13,534 Interbank loans 668 317 245 65 Commercial loans 640,663 622,715 311,978 317,788 Mortgage loans 295,755 248,033 149,940 126,704 Consumer loans 414,316 376,032 208,515 192,529 Other financial instruments 75,043 86,343 36,241 45,762 Subtotal 1,560,497 1,362,681 761,511 695,836 Financial assets at fair value through other comprehensive income Debt financial instruments 85,173 227,780 21,277 120,475 Other financial instruments 2,203 4,899 1,025 2,074 Subtotal 87,376 232,679 22,302 122,549 Results of interest rate-risk hedge accounting 215,799 276,875 98,984 130,350 Total interest income 1,863,672 1,872,235 882,797 948,735 As of Jue 30, 2024 and 2023, the balance of suspended interest income is as follows: As of June 30, 2024 2023 Off-balance sheet - interest income Ch$mn Ch$mn Commercial loans 21,229 16,956 Mortgage loans 6,933 3,867 Consumer loans 3,322 3,019 Total 31,484 23,842

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 137 NOTE 30 - INTEREST INCOME AND EXPENSES, continued b. As of June 30, 2024 and 2023, the composition of interest expense is as follows: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities at amortized cost Deposits and other demand liabilities (6,215) (6,378) (3,172) (3,264) Time deposits and other term equivalents (506,225) (595,664) (231,254) (312,663) Obligations under repurchase and securities lending agreements (12,597) (21,078) (8,632) (11,477) Interbank borrowing (136,419) (99,416) (60,246) (57,074) Debt financial instruments issued (131,494) (108,300) (66,179) (56,368) Other financial liabilities (31,155) (25,174) (11,839) (12,822) Subtotal (824,105) (856,010) (381,322) (453,668) Obligations under leasing contracts (3,535) (1,588) (1,922) (810) Regulatory capital financial instruments issued (33,468) (32,181) (17,009) (16,236) Results of interest rate-risk hedge accounting (327,838) (682,534) (118,545) (353,443) Total interest expenses (1,188,946) (1,572,313) (518,798) (824,157)

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

Includes accrued adjustments for the period for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting.

a. As of June 30, 2024 and 2023, the composition of readjustment income is as follows:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost				
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	35,281	45,809	21,448	24,136
Interbank loans	-	-	-	-
Commercial loans	132,758	170,291	80,881	91,563
Mortgage loans	359,183	440,144	219,308	232,129
Consumer loans	93	150	55	75
Other financial instruments	1,137	1,644	797	284
Subtotal	**528,452**	**658,038**	**322,489**	**348,187**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	6,648	8,520	4,246	3,907
Other financial instruments	210	406	121	211
Subtotal	**6,858**	**8,926**	**4,367**	**4,118**
Results of hedge accounting of the UF readjustment risk	**(324,503)**	**(340,363)**	**(179,090)**	**(174,168)**
Total readjustment income	**210,807**	**326,601**	**147,766**	**178,137**

As of June 30, 2024 and 2023, the balance of suspended readjustment income is as follows:

	As of June 30,	
	2024	2023
Off-balance sheet - readjustment income	Ch$mn	Ch$mn
Commercial loans	24,734	26,168
Mortgage loans	22,918	20,398
Consumer loans	199	225
Total	**47,851**	**46,791**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 138

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 31 - READJUSTMENT INCOME AND EXPENSE, continued

b. As of June 30, 2024, and 2023, the composition of the readjustment expenses, including the results from hedge accounting, is as follows:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Readjustment expenses				
Deposits and other demand liabilities	(1,964)	(2,517)	(1,192)	(1,302)
Time deposits and other term equivalents	(20,686)	(41,903)	(13,835)	(20,287)
Obligations under repurchase and securities lending agreements	-	–	-	–
Interbank borrowing	-	–	-	–
Debt financial instruments issued	(86,160)	(109,307)	(53,177)	(57,009)
Other financial liabilities	(7,696)	(10,436)	(4,401)	(5,556)
Financial instruments of regulatory capital issued	(32,892)	(41,131)	(20,107)	(21,606)
Result of UF, PPI and CPI risk hedge accounting.	84,314	109,763	38,958	57,157
Total expense for readjustments	**(65,084)**	**(95,531)**	**(53,754)**	**(48,603)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 139

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 32- COMMISSION INCOME AND EXPENSES

This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Income from commissions and services rendered				
Commissions for prepayment of loans	7,809	6,051	4,372	2,704
Commissions for loans with letters of credit	25	75	12	37
Commissions for credit lines and current accounts overdraft	1,226	3,242	278	1,695
Commissions for guarantees and letters of credit	17,845	17,755	9,940	8,452
Commissions for card services	236,778	200,981	118,125	99,796
Commissions for account management	35,222	29,090	18,052	14,923
Commissions for collections and payments	31,664	30,804	15,870	14,638
Commissions for brokerage and management of securities	5,532	4,487	2,744	2,601
Commissions for brokerage of insurance and insurance advisory	31,473	31,858	15,105	16,309
Commissions for factoring services	714	769	401	398
Commissions for financial advice	16,050	11,945	9,175	4,238
Other commissions earned	79,784	77,795	40,301	39,885
Total	**464,122**	**414,852**	**234,375**	**205,676**

This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Expenses for commissions and services rendered				
Commissions for card operation services	(74,239)	(59,369)	(35,514)	(30,158)
License fees for the use of card brands	(3,040)	(2,752)	(1,150)	(1,381)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(312)	(7,988)	(101)	(4,386)
Expenses for obligations of consumer loyalty and merit programs for client cards	(60,605)	(46,938)	(30,091)	(23,959)
Commissions for securities transactions	(6,177)	(4,111)	(3,353)	(2,802)
Other commission paid for services received	(57,726)	(27,838)	(29,058)	(7,069)
Total	**(202,099)**	**(148,996)**	**(99,267)**	**(69,755)**
Total net fee and commission income and expenses	**262,023**	**265,856**	**135,108**	**135,921**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 140

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

As of June 30, 2024	Segment						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
				Total	Total	Total	Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	7,167	25	481	282	(146)	**7,809**	-	7,809	-
Commissions for loans with letters of credit	25	-	-	-	-	**25**	-	25	-
Commissions for credit lines and current accounts overdraft	339	-	98	665	124	**1,226**	1,226	-	-
Commissions for guarantees and letters of credit	4,802	28	6,389	6,291	335	**17,845**	17,845	-	-
Commissions for card services	223,768	1,935	8,316	2,182	577	**236,778**	26,046	210,732	-
Commissions for account management	33,783	78	1,044	615	(298)	**35,222**	35,222	-	-
Commissions for collections and payments	45,721	(22,629)	3,087	3,611	1,874	**31,664**	-	3,484	28,180
Commissions for brokerage and management of securities	486	604	104	1,402	2,936	**5,532**	-	5,532	-
Commissions for brokerage of insurance and insurance advisory	98	31,351	24	-	-	**31,473**	-	-	31,473
Commissions for factoring services	228	-	149	337	-	**714**	-	714	-
Commissions for financial advice	(6)	1	3,766	12,993	(704)	**16,050**	-	16,050	-
Other commissions earned	65,196	6,849	4,343	2,558	838	**79,784**	-	79,784	-
Totals	**381,607**	**18,242**	**27,801**	**30,936**	**5,536**	**464,122**	**80,339**	**324,130**	**59,653**
Commission expenses									
Commissions for card operation services	(67,392)	(437)	(4,038)	(1,657)	(715)	**(74,239)**	-	(74,239)	-
License fees for the use of card brands	(2,567)	(36)	(302)	(97)	(38)	**(3,040)**	-	(3,040)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(312)	-	-	-	-	**(312)**	-	(312)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(58,874)	(1,161)	-	-	(570)	**(60,605)**	-	(60,605)	-
Commissions for securities transactions	-	-	-	(1,526)	(4,651)	**(6,177)**	-	(6,177)	-
Other commission paid for services received	(41,686)	(4,188)	(2,417)	(1,577)	(7,858)	**(57,726)**	-	(57,726)	-
Totals	**(170,831)**	**(5,822)**	**(6,757)**	**(4,857)**	**(13,832)**	**(202,099)**	**-**	**(202,099)**	**-**
Total net fee and commission income and expenses	**210,776**	**12,420**	**21,044**	**26,079**	**(8,296)**	**262,023**	**80,339**	**122,031**	**59,653**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
141

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities		
As of June 30, 2023	**Individuals + SMEs**	**Wealth Management & Insurance**	**Middle-market**	**Global Corporate Banking**	**Other**	**Total**	**Transferred through time**	**Transferred at a specific time**	**Accrual model**
							Total	**Total**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**
Commission income									
Commissions for prepayment of loans	5,198	15	756	(1)	83	**6,051**	-	6,051	-
Commissions for loans with letters of credit	75	-	-	-	-	**75**	-	75	-
Commissions for credit lines and current accounts overdraft	2,518	3	(295)	1,012	4	**3,242**	3,242	-	-
Commissions for guarantees and letters of credit	2,183	30	9,020	6,007	515	**17,755**	17,755	-	-
Commissions for card services	173,192	1,581	15,286	10,867	55	**200,981**	40,197	160,784	-
Commissions for account management	27,068	45	1,510	466	1	**29,090**	29,090	-	-
Commissions for collections and payments	43,359	295	4,586	4,438	(21,874)	**30,804**	-	6,161	24,643
Commissions for brokerage and management of securities	37	876	278	3,194	102	**4,487**	-	4,487	-
Commissions for brokerage of insurance and insurance advisory	106	31,811	27,00	-	-86,00	**31,858**	-	31,858	-
Commissions for factoring services	75	-	304	274	116	**769**	-	769	-
Commissions for financial advice	92	-	3,271	2,280	6,302	**11,945**	-	11,945	-
Other commissions earned	60,593	4,445	9,547	4,869	(1,659)	**77,795**	-	77,795	-
Totals	**314,496**	**39,101**	**44,290**	**33,406**	**(16,441)**	**414,852**	**90,284**	**299,925**	**24,643**
Commission expenses									
Commissions for card operation services	(50,206)	(246)	(7,347)	(1,370)	(200)	**(59,369)**	-	(59,369)	-
License fees for the use of card brands	(2,329)	(31)	(384)	(6)	(2)	**(2,752)**	-	(2,752)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(7,596)	(126)	(242)	(24)	-	**(7,988)**	-	(7,988)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(45,547)	(904)	(487)	-	-	**(46,938)**	-	-	(46,938)
Commissions for securities transactions	-	-	-	(3,116)	(995)	**(4,111)**	-	(4,111)	-
Other commission paid for services received	(13,423)	(27,660)	(17,424)	(4,379)	35,048	**(27,838)**	-	(27,838)	-
Totals	**(119,101)**	**(28,967)**	**(25,884)**	**(8,895)**	**33,851**	**(148,996)**	**-**	**(102,058)**	**(46,938)**
Total net fee and commission income and expenses	**195,395**	**10,134**	**18,406**	**24,511**	**17,410**	**265,856**	**90,284**	**197,867**	**(22,295)**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
142

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the 6-month period ended June 30, 2024	Segment						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
				Total	Total	Total	Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	3,783	18	430	267	(126)	**4,372**	-	4,372	-
Commissions for loans with letters of credit	12	-	-	-	-	**12**	-	12	-
Commissions for credit lines and current accounts overdraft	360	2	46	72	(202)	**278**	278	-	-
Commissions for guarantees and letters of credit	2,448	13	3,480	2,959	1,040	**9,940**	9,940	-	-
Commissions for card services	111,527	958	4,311	1,086	243	**118,125**	(21,415)	139,540	-
Commissions for account management	16,946	34	498	332	242	**18,052**	18,052	-	-
Commissions for collections and payments	20,636	(22,809)	1,572	1,888	14,583	**15,870**	-	(2,834)	18,704
Commissions for brokerage and management of securities	515	404	58	(781)	2,548	**2,744**	-	2,744	-
Commissions for brokerage of insurance and insurance advisory	(89)	14,216	(46)	-	1,024	**15,105**	-	-	15,105
Commissions for factoring services	118	-	76	206	1	**401**	-	401	-
Commissions for financial advice	189	1	2,696	6,739	(450)	**9,175**	-	9,175	-
Other commissions earned	33,388	4,032	1,863	2,837	(1,819)	**40,301**	-	40,301	-
Totals	**189,833**	**3,131**	**14,984**	**15,605**	**17,084**	**234,375**	**6,855,00**	**193,711**	**33,809**
Commission expenses									
Commissions for card operation services	(33,003)	(200)	(1,986)	(788)	463	**(35,514)**	-	(35,514)	-
License fees for the use of card brands	(949)	(11)	(128)	(48)	(14)	**(1,150)**	-	(1,150)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	653	29	43	6	(832)	**(101)**	-	(101)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(29,177)	(574)	-	-	(340)	**(30,091)**	-	(60,604)	30,513
Commissions for securities transactions	-	-	-	(736)	(2,617)	**(3,353)**	-	(3,353)	-
Other commission paid for services received	(20,404)	9,555	(1,620)	(468)	(16,121)	**(29,058)**	-	(29,058)	-
Totals	**(82,880)**	**8,799**	**(3,691)**	**(2,034)**	**(19,461)**	**(99,267)**	-	**(129,780)**	**30,513**
Total net fee and commission income and expenses	**106,953**	**5,668**	**11,293**	**13,571**	**(2,377)**	**135,108**	**6,855**	**323,491**	**3,296**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
143

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the 6-month period ended June 30, 2023	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Segment Global Corporate Banking	Other	Total	Revenue recognition schedule for ordinary activities: Transferred through time	Transferred at a specific time	Accrual model
				Total	Total	Total	Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	2,103	2	624	(9)	(16)	**2,704**	-	2,704	-
Commissions for loans with letters of credit	37	-	-	-	-	**37**	-	37,00	-
Commissions for credit lines and current accounts overdraft	1,392	0	(110)	412	1	**1,695**	1,695	0	-
Commissions for guarantees and letters of credit	(1,094)	15	6,761	2,336	434	**8,452**	8,452	0	-
Commissions for card services	80,670	751	11,876	6,461	38	**99,796**	(277)	100,073	-
Commissions for account management	13,548	19	1,098	257	1	**14,923**	14,923	-	-
Commissions for collections and payments	20,341	138	3,036	2,302	(11,179)	**14,638**	-	(305)	14,943
Commissions for brokerage and management of securities	(12)	467	213	1,870	63	**2,601**	-	2,601,00	
Commissions for brokerage of insurance and insurance advisory	54	16,280	20	-	(45)	**16,309**	-	31,858	(15,549)
Commissions for factoring services	(36)	-	219	140	75	**398**	-	398	-
Commissions for financial advice	(84)	-	1,449	2,566	307	**4,238**	-	4,238	-
Other commissions earned	29,267	1,960	7,050	2,286	(678)	**39,885**	-	39,885	-
Totals	**146,186**	**19,632**	**32,236**	**18,621**	**(10,999)**	**205,676**	**24,793**	**181,489**	**(606)**
Commission expenses									
Commissions for card operation services	(23,334)	(146)	(5,824)	(827)	(27)	**(30,158)**	-	(30,158)	-
License fees for the use of card brands	(1,058)	(21)	(286)	(15)	(1)	**(1,381)**	-	(1,381)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(4,081)	(91)	(197)	(17)	-	**(4,386)**	-	(4,386)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(23,008)	(464)	(487)	-	-	**(23,959)**	-	-	(23,959)
Commissions for securities transactions	-	-	-	(2,105)	(697)	**(2,802)**	-	(2,802)	-
Other commission paid for services received	3,245	(14,140)	(16,295)	(2,649)	22,770	**(7,069)**	-	(7,069)	-
Totals	**(48,236)**	**(14,862)**	**(23,089)**	**(5,613)**	**22,045**	**(69,755)**	**-**	**(45,796)**	**(23,959)**
Total net fee and commission income and expenses	**97,950**	**4,770**	**9,147**	**13,008**	**11,046**	**135,921**	**24,793**	**135,693**	**(24,565)**

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile
144

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 145 NOTE 33 - NET FINANCIAL INCOME This line item includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments. As of June 30, 2024 and 2023, the detail of the results from financial operations is as follows: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Results from financial assets held for trading at fair value through profit or loss Financial derivatives contracts (9,858) 126,601 (8,522) (5,490) Debt financial instruments (179) 434 178 (704) Other financial instruments 31 59 22 47 Subtotal (10,006) 127,094 (8,322) (6,147) Results from financial liabilities held for trading at fair value through profit or loss Financial derivatives contracts - - - - Other financial instruments - - - - Subtotal - - - - Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss Debt financial instruments - - - - Other - - - - Subtotal - - - - Financial results from financial assets designated at fair value through profit or loss Debt financial instruments - - - - Other financial instruments - - - - Subtotal - - - - Financial results from financial liabilities designated at fair value through profit or loss Demand deposits and other demand liabilities, and time deposits and other term equivalents - - - - Issued debt instruments - - - - Other - - - - Subtotal - - - - Financial results on derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income Financial assets at amortized cost 43 (977) 174 (977) Financial assets at fair value through other comprehensive income (46,458) (39,236) 111 (2,463) Financial liabilities at amortized cost 1,095 4,831 31 4,619 Financial instruments of regulatory capital issued - - - - Subtotal (45,320) (35,382) 316 1,179 Total (55,326) 91,712 (8,006) (4,968)

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 146 NOTE 33 - NET FINANCIAL INCOME, continued As of June 30, 2024 and 2023, the details of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies Result from foreign exchange (327,032) 255,671 303,260 (5,196) Exchange rate readjustment results 7,912 (8,199) (3,153) 636 Financial assets held for trading at fair value through profit or loss - (1,526) - (1,526) Non-trading financial assets mandatorily measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - - Financial assets at fair value through other comprehensive income - - - - Financial assets at amortized cost 7,689 (6,909) (3,389) 1,507 Other assets - (14) - - Financial liabilities at amortized cost - - - - Financial liabilities held for trading at fair value through profit or loss 223 250 236 655 Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued - - - - Net result of derivatives in foreign currency risk hedge accounting 482,827 (176,846) (234,587) 94,495 Subtotal 163,707 70,626 65,520 89,935 Financial results from reclassifying financial assets due to changes in the business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss - - - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - - - Subtotal - - - Other financial results from changes in financial assets and liabilities Financial assets at amortized cost - - - - Financial assets at fair value through other comprehensive income - - - - Financial liabilities at amortized cost - - - - Obligations under leasing contracts - - - - Financial instruments of regulatory capital issued - - - - Subtotal - - - - Other financial results from ineffective hedge accounting - - - - Other financial results from other hedge accounting - - - - Subtotal - - - - Total Net financial income 108,381 162,338 57,514 84,967

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Statements of Income presents results from investments in companies of Ch$4,210 million as of June 30, 2024 and Ch$4,197 million as of June 30, 2023, according to the following detail:

As of June 30, 2024 and 2023	Ownership		Result from investments			
	As of June 30,		For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Companies						
Redbanc SA	33.43	33.43	386	196	224	48
Transbank SA	25.00	25.00	2,479	2,447	1737	1,630
Centro de Compensación Automatizado SA	33.33	33.33	751	753	489	436
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	229	205	152	138
Cámara de Compensación de Alto Valor SA	15.00	15.00	8	54	2	34
Administrador Financiero del Transantiago SA	20.00	20.00	264	289	162	159
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	80	44	58	4
Subtotal			**4,197**	**3,988**	**2,824**	**2,449**
Shares or rights in other companies						
Trading Exchanges			-	209	-	209
Other			13	-	9	(3)
Subtotal			**13**	**209**	**9**	**206**
Total			**4,210**	**4,197**	**2,833**	**2,655**

For more detailed financial information on the companies, see Note 14.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 147

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 148 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction Results from the sale of goods received in payment or awarded in a judicial auction 2,329 3,944 1,091 1,768 Other income from assets received in lieu of payment or awarded in a judicial auction 3,308 8,979 1,770 6,770 Provisions for adjustments to the net realizable value of assets received in lieu of payment or awarded in a judicial auction (466) (72) (162) (248) Charge-offs of assets received in payment or awarded in a judicial auction (6,788) (11,023) (4,167) (7,760) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction (2,307) (1,917) (992) (1,406) Non-current assets held for sale and disposal group 3,381 2,284 1,887 142 Total (543) 2,195 (573) (734)

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 149 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES a. Other operating income is comprised of the following items: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Compensation from insurance companies for claims other than operational risk events 59 - 59 - Income from expense recovery 166 389 79 167 Rent 338 417 149 225 Recovery from Insurance companies 4,383 - 379 - Other income 1,871 1,317 978 1,187 Total 6,817 2,123 1,644 1,579 b. Other operating expense is comprised of the following items: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Expenditure on insurance premiums to cover operational risk events (19,574) (2,915) (9,236) (657) Provisions for operational risk (1,907) (1,299) (762) 443 Operational risk event expense recoveries 14,258 2,126 9,546 2,125 Provisions for lawsuits and litigations (337) (578) (128) (186) Restructuring plan (17,173) - - - Expenses from financial leasing credit operations (2,474) (2,572) (1,241) (1,603) Expenses for factoring credit operations (46) (447) (23) (281) Other operating expenses (28,898) (1,778) (14,108) (536) Total (56,151) (7,463) (15,952) (695)

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 37 –EXPENSES FROM OBLIGATIONS TO EMPLOYEES

Expenses from obligations to employees as of June 30, 2024 and 2023 are as follows:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Employee benefits (short-term)	(172,292)	(177,018)	(91,426)	(94,351)
Employee benefits (long-term)	(8,373)	(6,679)	(3,857)	(2,986)
Expenses of employment benefits related to contract terminations	(7,365)	(22,740)	(3,626)	(13,555)
Expenses for defined benefit post-employment plan obligations	(643)	(737)	(339)	(362)
Other human resources costs	(4,567)	(3,967)	(2,972)	(2,673)
Total	**(193,240)**	**(211,141)**	**(102,220)**	**(113,927)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a) Aimed at the Group's senior management.
b) The general requirement for eligibility is to be still employed when they are 60 years old.
c) The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.
d) Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan.
e) The Bank will be responsible for granting the benefits directly.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of June 30, 2024 amounted to Ch$6,005 million (Ch$5,260 million as of December 31, 2023).

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 150

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 151 NOTE 37 –EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The Bank has quantified the amounts of the defined benefit obligations based on the following criteria: Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually. Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net-related commitments. The assumptions used are as follows: Post-Employment Plans As of June 30, 2024 As of December 31, 2023 Mortality chart RV-2014 RV-2014 Termination of contract rate 5.0% 5.0% Impairment chart PDT 1985 PDT 1985 The movement in the period for post-employment benefits is as follows: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Assets for defined post-employment benefits 6,005 5,260 Commitments for defined benefit plans With active personnel (5,669) (5,027) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 336 233

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 152 NOTE 37 –EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The period cash flow for post-employment benefits is as follows: As of June 30 2024 December 31, 2023 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 5,260 6,819 Expected return on insurance contracts 223 539 Employer contributions 666 1,269 Actuarial (gains) losses - - Premiums paid - - Benefits paid (144) (3,367) Fair value of plan assets at the end of the period 6,005 5,260 Present value of obligations Present value of the obligations at the beginning of the period (5,027) (6,277) Net incorporation of companies into the Group - - Current period service costs 642 1,250 Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements - - Present value of obligations at the end of the period (5,669) (5,027) Net balance at the end of the period 336 233 Expected performance of the Plan: As of June 30, 2024 December 31, 2023 Expected rate of return on plan assets UF+ 2.50% per year UF+ 2.50% per year Expected rate of return on redemption rights UF+ 2.50% per year UF+ 2.50% per year Costs related to the Plan: As of June 30, 2024 December 31, 2023 Ch$mn Ch$mn Current period service costs (642) 1,250 Interest cost - - Expected return on plan assets 223 539 Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other - - Total (419) 1,789

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 38 - ADMINISTRATIVE EXPENSE

As of June 30, 2024 and 2023, Administrative Expenses is composed of the following:

	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
General administrative expenses	**108,306**	**86,993**	**52,479**	**40,380**
Expenses for short-term lease agreements	9,064	4,277	3,961	2,382
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	39	28	27	5
Maintenance and repair of fixed assets	12,949	11,608	6,348	5,035
Insurance premiums except to cover operational risk events	2,713	2,419	1,266	1,111
Office Supplies	2,454	3,869	998	1,940
IT and communication expenses	46,480	37,551	23,245	17,635
Lighting, heating, and other utilities	2,964	2,593	1,932	1,238
Security and valuables transport services	10,509	9,759	4,999	4,599
Representation and personnel travel expenses	1,491	1,022	822	95
Judicial and notarial expenses	713	655	530	418
Fees for review and audit of the financial statements by the external auditor	1,120	743	659	463
Fees for advisory and consultancy services provided by the external auditor	-	-	-	-
Fees for advisory and consultancy services provided by other audit firms	70	88	26	48
Fees for securities classification	-	-	-	-
Fees for other technical reports	4,160	2,613	2,559	1,068
Fines applied by the FMC	-	-	-	-
Fines applied by other bodies	-	-	-	-
Other general administrative expenses	13,580	9,768	5,107	4,343
Outsourced services	**51,298**	**39,395**	**27,421**	**20,327**
Data processing	23,107	19,643	12,403	10,417
Technology development, certification, and technology testing service	2,039	1,557	1,246	741
External human resources management and external staffing service	1	12	0	6
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	-	7	-	-
External collection service	189	111	99	66
Outsourced ATM management and maintenance services	112	177	52	114
External cleaning service, catering, custody of files and documents, furniture, and equipment storage.	2,053	1,835	995	957
Product sales and distribution services	-	-	-	-
External credit appraisal service	2,229	2,107	1,243	1,182
Other outsourced services	21,568	13,946	11,383	6,844
Board expenses	**880**	**846**	**444**	**419**
Remuneration of the Board of Directors	880	846	444	419
Other Board Expenses	-	-		
Marketing expenses	**12,832**	**11,505**	**6,632**	**5,824**
Taxes, contributions, fees	**11,697**	**10,646**	**5,775**	**5,138**
Real estate contributions	1,823	1,162	1,032	549
Licenses	1,234	1,302	412	505
Other taxes	-	5	-	4
Contribution to the FMC (ex-SBIF)	8,640	8,177	4,331	4,080
Other legal charges	-	-	-	-
Total	**185,013**	**149,385**	**92,751**	**72,088**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 153

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 154 NOTE 39 - DEPRECIATION AND AMORTIZATION The amounts corresponding to depreciation and amortization charges to income as of June 30, 2024 and 2023 are detailed below: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Amortization of intangible assets (27,251) (22,060) (12,863) (13,056) Depreciation of fixed assets (23,776) (26,338) (11,910) (10,699) Depreciation and amortization of assets for rights to use assets in leases (20,156) (22,581) (10,136) (11,177) Total Depreciation and Amortization (71,183) (70,979) (34,909) (34,932) The reconciliation between the book value and balances as of June 30, 2024, is as follows: The reconciliation between the book value and balances as of June 30, 2023, is as follows: Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (440,627) (281,249) (198,794) (920,670) Depreciation and amortization charges for the period (23,776) (27,251) (20,156) (71,183) Disposals and sales for the period 4,826 - 12,879 17,705 Other 64 76 (165) (25) Balance as of June 30, 2024 (459,513) (308,424) (206,236) (974,173) Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2023 (400,270) (243,520) (181,385) (825,175) Depreciation and amortization charges for the period (22,060) (26,338) (22,581) (70,979) Disposals and sales for the period 2,968 - 7,171 10,139 Other (17) - 17 - Balance as of June 30, 2023 (419,379) (269,858) (196,778) (886,015)

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 155 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of June 30, 2024 and 2023 are detailed below: For the 6-month period ended June 30, For the quarter ended June 30, 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Impairment of investments in companies - - - - Impairment of intangible assets - - - - Impairment of fixed assets - - - - Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total - - - -

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES

The movement as of June 30, 2024 and 2023, in credit loss expense is summarized as follows:

a. The breakdown of credit loss expenses as of June 30, 2024 and 2023, is as follows:

Breakdown of loan loss expense for the period	For the 6-month period ended June 30,		For the quarter ended June 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Expense of established provisions for credit risk on loans and receivables	(327,615)	(277,209)	(165,958)	(145,170)
Expense on special provisions for credit risk	(332)	65	(1,657)	1,419
Recovery of charged-off loans	70,906	46,618	39,923	26,305
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	(235)	(1,061)	(330)	108
Total	**(257,276)**	**(231,587)**	**(128,022)**	**(117,338)**

b. The flow of expenditure on established provisions for credit risk and expense for credit loss on loans as of June 30, 2024 and 2023, is as follows:

Breakdown of expenditure on established provisions for credit risk and credit loss - for the period as of June 30, 2024	Loan loss provision expenses in the period: Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(5)	-	-	-	-	**(5)**	-	**(5)**
Provision released	122	-	-	-	-	**122**	-	**122**
Subtotal	**117**	**-**	**-**	**-**	**-**	**117**	**-**	**117**
Commercial loans								
Provisions established	(12,715)	(9,604)	(10,942)	(50,113)	(73,575)	**(156,949)**	(14)	**(156,963)**
Provision released	4,780	8,813	8,472	9,139	20,134	**51,338**	3,792	**55,130**
Subtotal	**(7,935)**	**(791)**	**(2,470)**	**(40,974)**	**(53,441)**	**(105,611)**	**3,778**	**(101,833)**
Mortgage loans								
Provisions established	-	(2,483)	-	-	(50,016)	**(52,499)**	-	**(52,499)**
Provision released	-	478	-	-	104	**582**	-	**582**
Subtotal	**-**	**(2,005)**	**-**	**-**	**(49,912)**	**(51,917)**	**-**	**(51,917)**
Consumer loans								
Provisions established	-	(5,921)	-	-	(182,218)	**(188,139)**	-	**(187,733)**
Provision released	-	5,639	-	-	8,788	**14,157**	-	**14,157**
Subtotal	**-**	**(552)**	**-**	**-**	**(173,430)**	**(173,982)**	**-**	**(173,982)**
Expense of established provisions for credit risk on loans and receivables	**(7,818)**	**(3,348)**	**(2,470)**	**(40,974)**	**(276,783)**	**(331,393)**	**3,778**	**(327,615)**
Recovery of charged-off loans:								
Interbank loans								**-**
Commercial loans								**31,529**
Residential mortgage loans								**22,970**
Consumer loans								**16,407**
Subtotal								**70,906**
Total								**(256,709)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 156

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss - for the period as of June 30, 2023	Loan loss provision expenses in the period							
	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(54)	–	–	–	–	**(54)**	–	**(54)**
Provision released	80	–	–	–	–	**80**	–	**80**
Subtotal	**26**	**–**	**–**	**–**	**–**	**26**	**–**	**26**
Commercial loans								
Provisions established	(8,760)	(3,054)	(11,491)	(29,042)	(62,081)	**(114,428)**	(154)	(114,582)
Provision released	11,681	8,116	8,142	11,036	1,115	**40,090**	4,217	**44,307**
Subtotal	**2,921**	**5,062**	**(3,349)**	**(18,006)**	**(60,966)**	**(74,338)**	**4,063**	**(70,275)**
Mortgage loans								
Provisions established	-	(3,565)	–	–	(34,405)	**(37,970)**	–	(37,970)
Provision released	-	962	–	–	162	**1,124**	–	**1,124**
Subtotal	**–**	**(2,603)**	**–**	**–**	**(34,243)**	**(36,846)**	**–**	**(36,846)**
Consumer loans								
Provisions established	-	(9,403)	(4)	(8,509)	(155,804)	**(173,720)**	–	**(173,720)**
Provision released	-	3,350	–	–	256	**3,606**	–	**3,606**
Subtotal	**–**	**(6,053)**	**(4)**	**(8,509)**	**(155,548)**	**(170,114)**	**–**	**(170,114)**
Expense of established provisions for credit risk on loans and receivables	**2,947**	**(3,594)**	**(3,353)**	**(26,515)**	**(250,757)**	**(281,272)**	**4,063**	**(277,209)**
Recovery of charged-off loans:								
Interbank loans								**-**
Commercial loans								**22,989**
Residential mortgage loans								**10,999**
Consumer loans								**12,630**
Subtotal								**46,618**
Total								**(230,591)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 157

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss - for the quarter ended of June 30, 2024 (Ch$mn)	Loan loss provision expenses in the period: Normal portfolio Assessment Individual	Normal portfolio Assessment Group	Substandard Portfolio Assessment Individual	Impaired portfolio Assessment Individual	Impaired portfolio Assessment Group	Subtotal	FOGAPE Covid-19 guarantee deductible	Total
Interbank loans								
Provisions established	(3)	-	-	-	-	(3)	-	(3)
Provision released	1	-	-	-	-	1	-	1
Subtotal	**(2)**	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Commercial loans								
Provisions established	(7,966)	(3,927)	(7,094)	(25,328)	(39,965)	(84,280)	(14)	(84,294)
Provision released	1,142	4,683	6,287	2,044	11,328	25,484	1,819	27,303
Subtotal	**(6,824)**	**756**	**(807)**	**(23,284)**	**(28,637)**	**(58,796)**	**1,805**	**(56,991)**
Mortgage loans								
Provisions established	-	(1,274)	-	-	(21,722)	(22,996)	-	(22,996)
Provision released	-	478	-	-	104	582	-	582
Subtotal	**-**	**(796)**	**-**	**-**	**(21,618)**	**(22,414)**	**-**	**(22,414)**
Consumer loans								
Provisions established	-	(1,767)	-	-	(93,407)	(95,174)	-	(95,174)
Provision released	-	3,707	-	-	4,916	8,623	-	8,623
Subtotal	**-**	**1,940**	**-**	**-**	**(88,491)**	**(86,551)**	**-**	**(86,551)**
Expense of established provisions for credit risk on loans and receivables	**(6,826)**	**1,900**	**(807)**	**(23,284)**	**(138,746)**	**(167,763)**	**1,805**	**(165,958)**
Recovery of charged-off loans:								
Interbank loans								**-**
Commercial loans								**16,428**
Residential mortgage loans								**14,558**
Consumer loans								**8,937**
Subtotal								**39,923**
Total								**(126,035)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 158

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss - for the quarter ended of June 30, 2023	Loan loss provision expenses in the period							
	Normal portfolio Assessment		Substandard Portfolio Assessment	Impaired portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(9)	–	–	–	–	**(9)**	–	**(9)**
Provision released	46	–	–	–	–	**46**	–	**46**
Subtotal	**37**	**–**	**–**	**–**	**–**	**37**	**–**	**37**
Commercial loans								
Provisions established	(4,301)	(1,558)	(5,008)	(17,947)	(36,739)	**(65,553)**	(154)	**(65,707)**
Provision released	4,322	2,728	3,095	6,665	534	**17,344**	2,426	**19,770**
Subtotal	**21**	**1,170**	**(1,913)**	**(11,282)**	**(36,205)**	**(48,209)**	**2,272**	**(45,937)**
Mortgage loans								
Provisions established	–	(1,977)	-	-	(17,633)	**(19,610)**	–	**(19,610)**
Provision released	–	925	-	-	162	**1,087**	–	**1,087**
Subtotal	–	**(1,052)**	**–**	**–**	**(17,471)**	**(18,523)**	**–**	**(18,523)**
Consumer loans								
Provisions established	–	(4,044)	(4)	-	(77,615)	**(81,663)**	–	**(81,663)**
Provision released	–	771	-	-	145	**916**	–	**916**
Subtotal	**–**	**(3,273)**	**(4)**	**–**	**(77,470)**	**(80,747)**	**–**	**(80,747)**
Expense of established provisions for credit risk on loans and receivables	**58**	**(3,155)**	**(1,917)**	**(11,282)**	**(131,146)**	**(147,442)**	**2,272**	**(145,170)**
Recovery of charged-off loans:								
Interbank loans								**-**
Commercial loans								**13,563**
Residential mortgage loans								**5,901**
Consumer loans								**6,841**
Subtotal								**26,305**
Total								**(118,865)**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 159

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 160 NOTE 41 - CREDIT LOSS EXPENSE, continued The balances of special provisions for credit risk expenses as of June 30, 2024 and 2023 are as follows: For the 6-month period ended June 30, For the quarter ended June 30, Breakdown of expenses of special provisions for credit risk for the period 2024 2023 2024 2023 Ch$mn Ch$mn Ch$mn Ch$mn Provision expense for contingent loans (297) (419) (1,660) 1,466 Interbank loans – – - – Commercial loans 2 127 (1,463) 1,774 Consumer loans (299) (546) (197) (308) Expense of provisions for local risk in operations with debtors abroad (35) 484 3 (47) Expense of special provisions for loans abroad – – – – Expense of additional provisions for loans – – – – Commercial loans – – – – Residential mortgage loans – – – – Consumer loans – – – – Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment – – – – Expense of provisions established for credit risk as a result of additional prudential requirements – – – – Total (332) 65 (1,657) 1,419

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 161 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 162 NOTE 43 - RELATED PARTIES 'Related parties' refers to the Bank as well as its subsidiaries and associates, including 'key personnel' of the Bank's management (members of the Bank's Board of Directors and the managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control. Furthermore, the Bank considers the various companies comprising Grupo Santander worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market. Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Grupo Santander companies This category includes entities belonging to Grupo Santander worldwide and also includes entities over which the Bank exercises some degree of control (dependent and special purposes entities). Associated companies This category includes those entities over which the Bank, as indicated in Note 1(b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so-called 'business support companies'. Key personnel This category includes the members of the Bank's Board of Directors and Directors of Banco Santander-Chile and its affiliates, together with their close relatives. Other This category includes those related parties not included in the groups described above and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control. The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 43 - RELATED PARTIES, continued

a. Loans to related parties

Loans and receivables, as well as contingent loans corresponding to related entities, are shown below:

The movement of loans with related parties during the financial periods of 2024 and 2023 has been as follows:

	As of June 30, 2024				As of December 31, 2023			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	781,992	39,608	2,995	911	750,419	49,284	3,272	978
Mortgage loans	-	-	32,822	-	-	-	29,809	-
Consumer loans	-	-	5,643	-	-	-	6,388	-
Loans and receivables	**781,992**	**39,608**	**41,460**	**911**	**750,419**	**49,284**	**39,469**	**978**
Provision for loan losses	(941)	(41)	(1,212)	(11)	(1,037)	(50)	(361)	(19)
Net loans	**781,051**	**39,567**	**40,248**	**900**	**749,382**	**49,234**	**39,108**	**959**
Guarantees	1,031	-	31,590	110	1,032	-	31,489	115
Contingent loans:								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	131	-	-	-	1,960	-	-	-
Transactions with contingent events	20,296	-	-	369	438	-	-	343
Contingent loans	**20,427**	**-**	**-**	**369**	**2,398**	**-**	**-**	**343**
Provisions for contingent loans	(17)	-	-	-	(4)	-	-	(5)
Net contingent loans	**24,410**	**-**	**-**	**369**	**2,394**	**-**	**-**	**338**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 43 - RELATED PARTIES, continued

	As of June 30, 2024				As of December 31, 2023			
	Group companies (*) Ch$mn	Related companies Ch$mn	Key personnel Ch$mn	Other Ch$mn	Group companies (*) Ch$mn	Related companies Ch$mn	Key personnel Ch$mn	Other Ch$mn
Balance as of January 1,	**752,817**	**49,284**	**39,469**	**1,321**	**730,208**	**118**	**40,204**	**280**
Loans granted	81,863	4,018	6,984	11	101,819	65,320	13,177	5,389
Loans paid	(32,261)	(13,694)	(4,993)	(52)	(79,210)	(16,154)	(13,912)	(4,348)
Total	**802,419**	**39,608**	**41,460**	**1,280**	**752,817**	**49,284**	**39,469**	**1,321**

(*) As of June 30, 2024 and December 31, 2023, loans corresponding to group companies outside the scope of consolidation amounted to Ch$20,766 million and Ch$3,348 million, respectively.

b. The assets and liabilities for related party transactions as of June 30, 2024 and December 31, 2023, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of June 30, 2024 (Ch$mn)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	352,240	-	-	-
Financial assets held for trading at fair value through profit or loss				
Derivative contracts	1,100,306	389,258	12	-
Other assets	1,077,322	774,173	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,891,779	310,911	-	-
Financial liabilities at amortized cost				
Deposits and other demand liabilities	223,793	735	2,424	660
Time deposits and other term equivalents	803	-	7,323	1,546
Obligations under repurchase and securities lending agreements	310,090	-	-	-
Interbank borrowing	22,381	-	-	-
Debt and regulatory capital financial instruments issued	897,808	-	-	-
Other liabilities	262,378	820,385		-

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 164

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 165 NOTE 43 - RELATED PARTIES, continued Types of assets and liabilities held with related parties As of December 31, 2023 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 666,062 - - - Financial assets held for trading at fair value through profit or loss Derivative contracts 967,020 267,679 - - Other assets 686,950 550,400 - - LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,255,740 370,314 - - Financial liabilities at amortized cost Deposits and other demand liabilities 54,033 1,272 3,833 502 Time deposits and other term equivalents 145,649 - 9,894 1,589 Obligations under repurchase and securities lending agreements 129,321 - - - Interbank borrowing 33,693 - - - Debt and regulatory capital financial instruments issued 1,081,123 - - - Other liabilities 267,130 257,915 - c. Income and expenses from related party transactions Type of income and expenses from related party transactions as of June 30, 2024 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (5,751) 1,322 1,080 (4) Commission and service income and expenses 81,786 41,879 107 12 Net financial results (*) 217,512 (137,375) - - Other operating income and expenses 471 (597) - - Remuneration and expenses of key personnel - - (21,515) - Administrative and other expenses (55,534) (57) - - (*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates. Type of income and expenses from related party transactions as of June 30, 2023 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (21,669) 560 906 (10) Commission and service income and expenses 82,939 36,797 133 14 Net financial results (*) (163,030) 71,803 - - Other operating income and expenses 405 (605) - - Remuneration and expenses of key personnel - - (23,813) - Administrative and other expenses (45,176) (36,483) - - (*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 43 –RELATED PARTIES, continued

d. Transactions with related parties greater than UF 2,000

Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services, or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of June 30, 2024	Country of residence	Nature of the Relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Advisory services	Monthly	As contracted	Yes	-	10,517	-	10,472
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice Support	Monthly	As contracted	Yes	-	2,118	-	-
Santander Chile Holding S.A.	Chile	Group	Rent, custody & portal	Monthly	As contracted	Yes	131	-	2	-
Santander Factoring S.A.	Chile	Group	Advisory services	Monthly	As contracted	Yes	22	206	20	106
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting services	Monthly	As contracted	Yes	28	569	-	-
Santander Global Services, S.L.	Spain	Group	Advisory services	Monthly	As contracted	Yes	-	282	-	-
Santander Investment Chile Limitada	Chile	Group	Rent	Monthly	As contracted	Yes	-	2,436	3	328
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	133	-	133
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	4	228	-	-
Aquanima Chile S.A.	Chile	Group	Procurement	Monthly	As contracted	Yes	-	958	-	599
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Rent & others	Monthly	As contracted	Yes	-	349	7,893	40
Centro de Compensación Automatizado S.A.	Chile	Associate	Derivative compensation	Monthly	As contracted	Yes	-	2,140	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associate	Card operator	Monthly	As contracted	Yes	-	422	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associate	Usage of channels	Monthly	As contracted	Yes	92	-	1,751	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	10,346	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT and Op. Services.	Monthly	As contracted	Yes	-	25,726	2	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	250	-	-
PagoNxt Trade Chile SpA	Chile	Group	Data processing and transmission	Monthly	As contracted	Yes	33	1,885	33	1,077

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 166

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024, and 2023 and December 31, 2023

NOTE 43 –RELATED PARTIES, continued

As of December 31, 2023			Description of the transaction				Effect on the income statement		Effect on the balance sheet	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions	Transactions on matching terms to those with mutual independence between the parties,	Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, SA	Spain	Group	Advisory Services	Monthly	As contracted	Yes	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,216	-	-
Santander Chile Holding SA					As contracted		255	-	2	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	60	1,104	-	-
Santander Global Services, SL	Spain	Group	Advisory services	Monthly	As contracted	Yes	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,725	-	29
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	306	-	9
Universia Chile SA	Chile	Group	Institutional Services	Monthly	As contracted	Yes	4	377	-	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,943	-	112
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	676	747	78
Centro de Compensación Automatizado SA	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	646	-	-
Zurich Santander Seguros Generales Chile SA	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	205	-	1,667	-
First Tecnologia e Inovação Ltda	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	8,723	-	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Grupo	Digital payments	Monthly	As contracted	Yes	-	400	-	-
Mercury Trade Finance Solutions, SpA,	Chile	Group	IT Services	Monthly	As contracted	Yes	-	183	-	-
PagoNxt Trade Chile SpA	Chile	Group	Data processing and transfer	Monthly	As contracted	Yes	31	1,680	31	1,680
Banco Santander, S.A.	Spain	Grupo	Advisory services	Monthly	As contracted	Yes	-	18,929	-	18,715

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 167

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 168 NOTE 43 –RELATED PARTIES, continued e. Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries. The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's managers, are presented under the item ‘Remuneration and personnel expenses’ and/or ‘Administrative expenses’ in the Interim Consolidated Income Statements and corresponds to the following: As of June 30, 2024 2024 Ch$mn Ch$mn Salaries 11,115 10,776 Remuneration of the Board of Directors 880 846 Bonuses 8,038 8,637 Stock-based compensation 195 1,068 Training costs - 38 Seniority compensation 11 1,038 Health funds 195 195438 186 Other personnel costs funds 438 438 487 Pension plans 643 737 Total 21,515 23,813 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries. Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries As of June 30, 2024 2023 Ch$mn Ch$mn Directors 11 11 Managers 124 127 Total 135 138

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received in the event of a sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price), regardless of whether that figure is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024		As of December 31, 2023	
	Book value Ch$mn	Fair value Ch$mn	Book value Ch$mn	Fair value Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,489,451**	**11,489,451**	**10,217,794**	**10,217,794**
Financial derivatives contracts	11,363,981	11,363,981	10,119,486	10,119,486
Debt financial instruments	125,470	125,470	98,308	98,308
Financial assets at fair value through other comprehensive income	**2,601,443**	**2,601,443**	**4,641,282**	**4,641,282**
Debt financial instruments	2,562,785	2,562,785	4,536,025	4,536,025
Other financial instruments	38,658	38,658	105,257	105,257
Financial derivative contracts for hedge accounting	**680,107**	**680,107**	**605,529**	**605,529**
Debt financial instruments at amortized cost	**46,946,999**	**46,253,170**	**47,834,678**	**47.163.936**
Debt financial instruments	7,609,556	7,455,236	8,176,895	7,927,729
Interbank loans and receivables from clients	39,337,443	38,797,934	39,657,783	39,236,207
Guarantees provided for derivative financial transactions	**2,045,074**	**2,045,074**	**2,238,900**	**2,238,900**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,329,936**	**11,329,936**	**9,521,575**	**9,521,575**
Financial derivatives contracts	11,329,936	11,329,936	9,521,575	9,521,575
Financial derivative contracts for hedge accounting	943,843	943,843	**2,466,767**	**2,466,767**
Financial liabilities at amortized cost	**47,454,218**	**47,429,848**	**50,762,244**	**50,658,134**
Deposits and other demand liabilities	13,230,749	13,230,749	13,537,826	13,537,826
Time deposits and other term equivalents	16,067,191	16,238,697	16,137,942	16,326,086
Interbank borrowing	6,966,385	7,023,829	10,366,499	10,289,810
Debt and regulatory capital financial instruments issued	11,002,651	10,749,331	10,423,704	10,208,139
Other financial liabilities	187,242	187,242	296,273	296,273
Guarantees received for financial derivative transactions	**1,736,857**	**1,736,857**	**1,081,226**	**1,081,226**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 169

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 170 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value approximates, due to their short-term nature, the book value of the following items: cash and bank deposits, cash items in collection process and securities lending and repurchase agreements. Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities. They, therefore, do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below. a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments. Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one. To estimate the fair value of debt investments, other variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers. b. Interbank loans and receivables from clients The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis. For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality. The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realization rate and term. The estimated fair value is based on the book value for variable-rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk. The account balances and fair values are presented net of provisions for credit risk. c. Deposits and other demand obligations The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market. d. Short and long-term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities. e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations. It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 171 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations. It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments. The hierarchy prioritizes unadjusted quoted prices in active markets for identical assets or liabilities (level 1). The lowest priority is given to significant inputs with unobservable data (level 3 measures). The three levels of the fair value hierarchy are as follows: • Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date. • Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities. • Level 3: unobservable input for the asset or liability. The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties. In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data. Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise: • Instruments of the Chilean Central Bank and the General Treasury of the Republic • Instruments issued abroad • Mutual Funds

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
· Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
· Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
· Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
· Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 172

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
· Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
· CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
· CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
· Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
· Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
· Mortgage notes	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the rate reported is the weighted average by the amount of observed rates. If there are no valid transactions for a given mnemonic on the day of valuation, the rate reported is a "base IRR", based on a reference structure, plus a "Model Spread" based on historical spread information for the same or similar instruments.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 173

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 174 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following table presents the assets and liabilities that are measured at fair value constantly: Fair value measurements As of June 30, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,489,451 125,470 11,359,915 4,066 Financial derivatives contracts 11,363,981 - 11,359,915 4,066 Debt financial instruments 125,470 125,470 - - Financial assets at fair value through other comprehensive income 2,601,443 2,556,512 - 44,931 Debt financial instruments 2,562,785 2,556,512 - 6,273 Other financial instruments 38,658 - - 38,658 Financial derivative contracts for hedge accounting 680,107 - 680,107 - Guarantee money deposits 2,045,074 - 2,045,074 - Total 16,816,075 2,681,982 14,085,096 48,997 Liabilities Financial liabilities held for trading at fair value through profit or loss 11,329,936 - 11,329,936 - Financial derivatives contracts 11,329,936 - 11,329,936 - Financial derivative contracts for hedge accounting 943,843 - 943,843 - Guarantees for threshold operations 1,736,857 - 1,736,857 - Total 14,010,636 - 14,010,636 - Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 10,217,794 98,308 10,119,486 - Financial derivatives contracts 10,119,486 - 10,119,486 - Debt financial instruments 98,308 98,308 - - Financial assets at fair value through other comprehensive income 4,641,282 4,528,915 6,656 105,711 Debt financial instruments 4,536,025 4,528,915 6,656 454 Other financial instruments 105,257 - - 105,257 Financial derivative contracts for hedge accounting 605,529 - 605,529 - Guarantee money deposits 2,238,900 - 2,238,900 - Total 17,703,505 4,627,223 12,970,571 105,711 Liabilities Financial liabilities held for trading at fair value through profit or loss 9,521,575 - 9,521,575 - Financial derivatives contracts 9,521,575 - 9,521,575 - Financial derivative contracts for hedge accounting 2,466,767 - 2,466,767 - Guarantees for threshold operations 1,081,226 - 1,081,226 - Total 13,069,568 - 13,069,568 -

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 175 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following tables present assets and liabilities that are not recurrently measured at fair value in the consolidated statement of financial position: Fair value measurements As of June 30, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 7,455,236 7,455,236 - - Interbank loans and receivables from clients 38,797,934 - - 38,797,934 Total 46,253,170 7,455,236 - 38,797,934 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,230,749 - - 13,230,749 Time deposits and other term equivalents 16,238,697 - 16,238,697 - Interbank borrowing 7,023,829 - 7,023,829 - Debt and regulatory capital financial instruments issued 10,749,331 - 10,748,835 496 Other financial liabilities 187,242 - 187,242 - Total 47,429,848 - 34,198,603 13,231,245 Fair value measurements As of December 31, 2023 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Debt financial instruments 7,927,729 7,927,729 - - Interbank loans and receivables from clients 39,236,207 - - 39,236,207 Total 47,163,936 7,927,729 - 39,236,207 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,537,826 - - 13,537,826 Time deposits and other term equivalents 16,326,086 - 16,326,086 - Interbank borrowing 10,289,810 - 10,289,810 - Debt and regulatory capital financial instruments issued 10,208,139 - 10,208,139 - Other financial liabilities 296,273 - 296,273 - Total 50,658,134 - 37,120,308 13,537,826 The fair value of other assets and other liabilities approximates its book value. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and clients: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 176 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Regarding behavioral assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow. • Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits. • Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between levels 1 and 2 as of June 30, 2024 and December 31, 2023. The following table presents the Bank's activity for assets and liabilities recurrently measured at fair value using significant inputs with unobserved data (level 3) as of June 30, 2024 and December 31, 2023: Assets Liabilities Ch$mn Ch$mn As of January 1, 2024 105,711 - Total realized and unrealized profit (loss): Included in profits (19) - Included in comprehensive income 4,208 - Acquisitions, issues, liquidations, and placements (net) (70,925) - Level transfers 10,022 - As of June 30, 2024 48,997 - Total profit or loss included in profit or loss as of June 30, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023 (56,714) - Assets Liabilities Ch$mn Ch$mn As of January 1, 2023 142,776 - Total realized and unrealized profit (loss): Included in profits (19) - Included in comprehensive income 9,351 - Acquisitions, issues, liquidations, and placements (net) (46,397) - Level transfers - - As of December 31, 2023 105,711 - Total profit or loss included in profit or loss as of December 31, 2023 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2022 (37,065) - The internal Local Risk Factor Committee, which is held quarterly, reviews the cases in which transfers must be made between the different levels. During the year 2024, the Bank has not carried out reclassifications in instruments that were at level 3 to level 2. Realized and unrealized profit (loss) included in results as of June 30, 2024 and December 31, 2023, on assets and liabilities recurrently measured at fair value through significant inputs of unobservable data (Level 3) are recorded in the Interim Consolidated Income Statements under 'Net income from financial results'.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The potential effect as of June 30, 2024 and December 31, 2023, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible hypotheses that are less favorable or more favorable than those used, is not considered significant for the Bank.

The following tables show the financial instruments subject to offsetting according to IAS 32 for 2024 and 2023:

As of June 30, 2024	Linked financial instruments offset on the balance sheet				
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	11,867,564	-	11,863,799	180,289	**12,044,088**
Repurchase agreements	67,372	-	67,372	-	**67,372**
Loans and receivables from clients plus interbank loans	-	-	-	39,337,443	**39,337,443**
Total	**11,934,936**	**-**	**11,931,171**	**39,517,732**	**51,448,903**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,934,400	-	11,930,634	343,145	**12,273,779**
Repurchase and securities lending contracts	534,938	-	534,938	-	**534,938**
Deposits and obligations with banks	-	-	-	36,264,325	**36,264,325**
Total	**12,469,338**	**-**	**12,465,572**	**36,607,470**	**49,073,042**

(*) These items include guarantees of Ch$2,037,213 million and Ch$1,460,035 million for derivative assets and liabilities, respectively.

As of December 31, 2023	Linked financial instruments offset on the balance sheet				
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet	Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	10,575,817	-	10,575,817	149,198	**10,725,015**
Loans and receivables form clients plus interbank loans	-	-	-	39,657,783	**39,657,783**
Total	**10,575,817**	**-**	**10,575,817**	**39,806,981**	**50,382,798**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,732,137	-	11,732,137	256,205	**11,988,342**
Repurchase and securities lending contracts	282,584	-	282,584	-	**282,584**
Deposits and obligations with banks	-	-	-	40,042,267	**40,042,267**
Total	**12,014,721**	**-**	**12,014,721**	**40,298,472**	**52,313,193**

(*) These items include guarantees of Ch$2,225,820 million and Ch$839,201 million for derivative assets and liabilities, respectively.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 177

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 178 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts. Financial derivative contracts are listed below, according to their collateral agreement: As of June 30, 2024 As of December 31, 2023 Financial derivatives contracts and hedge accounting Assets Liabilities Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Derivative contracts with a zero-threshold collateral agreement 11,018,119 11,059,819 9,802,491 10,836,243 Derivative contracts with non-zero threshold collateral agreement 845,681 870,816 773,325 895,894 Derivative contracts without collateral agreement 180,288 343,144 149,199 256,205 Total financial derivatives 12,044,088 12,273,779 10,725,015 11,988,342

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of June 30, 2024 and December 31, 2023, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of June 30, 2024	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial assets								
Cash and bank deposits	2,038,249	-	-	-	-	-	-	**2,038,249**
Cash in collection process	693,606	-	-	-	-	-	-	**693,606**
Debt financial instruments - at fair value through profit or loss	-	-	-	2,579	15,287	7,343	100,261	**125,470**
Debt instruments at fair value with changes in other comprehensive income	-	705,046	10,151	748	681,626	361,457	803,757	**2,562,785**
Financial derivative contracts and hedge accounting	-	494,062	571,793	2,015,736	3,066,816	1,807,450	4,088,231	**12,044,088**
Rights under repurchase and securities lending agreements	-	-	67,372	-	-	-	-	**67,372**
Debt financial instruments at amortized cost (1)	-	2,886,590	-	885,792	752,607	2,948,993	137,183	**7,611,165**
Interbank loans (2)	6	1,864	87	-	-	-	-	**1,957**
Loans and receivables from clients (3)	873,090	3,324,082	2,828,047	5,297,719	8,417,651	4,668,495	15,115,855	**40,524,939**
Loans and receivables from clients at fair value	112	1,238	2,475	9,901	19,780	5,059	93	**38,658**
Money deposits in guarantee	2,045,074	-	-	-	-	-	-	**2,045,074**
Total financial assets	**5,650,137**	**7,412,882**	**3,479,925**	**8,212,475**	**12,953,767**	**9,798,797**	**20,245,380**	**67,753,363**

As of June 30, 2024	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial liabilities								
Cash in collection process	625,813	-	-	-	-	-	-	**625,813**
Financial derivative contracts and hedge accounting	-	612,620	523,854	1,991,961	3,370,946	1,862,577	3,911,821	**12,273,779**
Deposits and other demand liabilities	13,230,749	-	-	-	-	-	-	**13,230,749**
Time deposits and other term equivalents	339,029	7,104,770	4,123,028	4,210,826	259,477	604	29,457	**16,067,191**
Obligations under repurchase and securities lending agreements	-	287,028	247,805	105	-	-	-	**534,938**
Interbank borrowing	88,215	3,131,215	337,007	2,360,886	856,293	187,265	5,504	**6,966,385**
Debt and regulatory capital financial instruments issued	-	306,442	589,837	1,984,921	2,480,981	1,476,707	4,163,763	**11,002,651**
Other financial liabilities	-	187,242	-	-	-	-	-	**187,242**
Obligations under leasing contracts	-	-	-	17,357	31,870	18,995	18,419	**86,641**
Money deposits in guarantee	1,736,857	-	-	-	-	-	-	**1,736,857**
Total financial liabilities	**16,020,663**	**11,629,317**	**5,821,531**	**10,566,056**	**6,999,567**	**3,546,148**	**8,128,964**	**62,712,246**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,609 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$4 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,189,449 million.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 179

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2023	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial assets								
Cash and bank deposits	2,723,282	-	-	-	-	-	-	**2,723,282**
Cash in collection process	812,524	-	-	-	-	-	-	**812,524**
Debt financial instruments - at fair value through profit or loss	-	211	-	2,275	31,031	1,432	63,359	**98,308**
Debt instruments at fair value with changes in other comprehensive income	-	2,277,301	10,319	319	668,856	491,471	1,087,759	**4,536,025**
Financial derivative contracts and hedge accounting	-	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	**10,725,015**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortized cost (1)	-	-	-	3,724,781	4,453,843	-	-	**8,178,624**
Interbank loans (2)	49	68,391	-	-	-	-	-	**68,440**
Loans and receivables from clients (3)	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	**40,743,446**
Loans and receivables from clients at fair value	-	-	-	66,685	13,566	19,692	5,439	**105,382**
Money deposits in guarantee	2,238,900	-	-	-	-	-	-	**2,238,900**
Total financial assets	**6,647,346**	**6,033,825**	**3,996,009**	**10,828,359**	**16,507,327**	**6,592,510**	**19,557,885**	**70,229,946**

As of December 31, 2023	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 to 3 months Ch$mn	Between 3 to 12 months Ch$mn	Between 1 to 3 years Ch$mn	Between 3 to 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Financial liabilities								
Cash in collection process	775,082	–	–	–	–	–	–	**775,082**
Financial derivative contracts and hedge accounting	–	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	**11,988,342**
Deposits and other demand liabilities	13,537,826	–	–	–	–	–	–	**13,537,826**
Time deposits and other term equivalents	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	**16,137,942**
Obligations under repurchase and securities lending agreements	–	282,483	101	–	–	–	–	**282,584**
Interbank borrowing	18,220	42,730	4,006,532	5,821,216	304,384	173,417	–	**10,366,499**
Debt and regulatory capital financial instruments issued	–	291,687	285,923	1,272,427	3,183,069	1,314,205	4,076,393	**9,490,009**
Other financial liabilities	–	296,095	–	–	164	14	–	**296,273**
Obligations under leasing contracts	–	–	–	20,716	37,446	22,913	23,441	**104,516**
Money deposits in guarantee	1,081,226	–	–	–	–	–	–	**1,081,226**
Total financial liabilities	**15,740,596**	**9,289,038**	**9,152,913**	**13,507,804**	**6,719,700**	**3,040,234**	**7,543,709**	**64,060,299**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,729 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$114 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,153,989 million.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 180

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies as of June 30, 2024 and December 31, 2023.

	As of June 30, 2024										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	32,208,511	26,032,490	101	6,048,547	198,698	4	1,957	7,442	11,344	-	8,133
Non-financial assets	1,773,524	149,396	11	1,818,412	2,375	430	647	-	-	-	-
TOTAL ASSETS	**33,982,035**	**26,181,886**	**112**	**7,866,959**	**201,073**	**434**	**2,604**	**7,442**	**11,344**	**-**	**8,133**
Financial liabilities	40,274,039	7,312,695	-	11,368,292	557,800	1,428	942,199	282,479	9,428	-	140,388
Non-financial liabilities	1,336,021	98,565	65	1,632,522	7,730	24	1,685	167	4	-	-
TOTAL LIABILITIES	**41,610,060**	**7,411,260**	**65**	**13,000,814**	**565,530**	**1,452**	**943,884**	**282,646**	**9,432**	**-**	**140,388**

	As of December 31, 2023										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	34,431,899	25,728,048	659	6,434,212	203,418	4,094	2,910	8,330	15,586	-	5,933
Non-financial assets	1,636,000	169,924	12	2,213,220	1,238	424	671	25	1,285	-	-
TOTAL ASSETS	36,067,899	25,897,972	671	8,647,432	204,656	4,518	3,581	8,355	16,871	-	5,933
Financial liabilities	42,681,247	7,338,983	-	12,148,010	438,270	2,563	698,934	360,193	11,612	-	128,440
Non-financial liabilities	1,277,596	136,797	94	1,127,203	13,438	27	1,051	159	5	-	1,373
TOTAL LIABILITIES	43,958,843	7,475,780	94	13,275,213	451,708	2,590	699,985	360,352	11,617	-	129,813

The fair value of derivative instruments is shown in Chilean Pesos and the notional amount is not included.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 181

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 182 NOTE 47 - RISK MANAGEMENT AND REPORTING General information The Bank has placed risk management at the center of its activity to ensure that the organization as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force. The risk management and control model are underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools. Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices. They are: 1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long-term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. Senior management promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite. 4. Independence of risk management and control functions. 5. Comprehensive anticipatory risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management, which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank. The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily. It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control. All identified risks should, therefore, be associated with risk categories to organize their management, control and related information. The Bank's risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following: • Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation. • Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk, which arises from changes in the exchange rate between currencies. - Fair value interest rate risk, which arises from changes in market interest rates. - Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. • Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they become due or can only be obtained at a high cost. • Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 183 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • Capital risk: it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan. Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board. It is based on the distribution of roles among the three lines of defense and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organization. The Bank's model of three lines of defense aims to ensure effective risk management and control: First line Business lines and all other risk-creating functions constitute the first lines of defense. These functions must ensure their risks align with the approved risk appetite and corresponding limits. Any unit that originates risk has primary responsibility for managing said risk. Second line The areas directly involved in managing Risks, Compliance and Conduct constitute the second line of defense. Their role is to independently monitor and challenge the risk management activities of the first line of defense. These functions ensure risk management complies with the risk appetite defined by the Board and promote a strong risk culture throughout the organization. Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks. The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees. Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure. It has a corporate governance system aligned with local regulations and international best practices. Furthermore, it has several high-level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report: A. Integral Risk Committee (CIR) The Board's Integral Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank. In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 184 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued B. Directors and Audit Committee (CDA) The main objective of the committee is to supervise the Bank and its subsidiaries in the process of generating the financial statements. This also includes the supervising the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors, and the general public. All of this with to ensure the efficiency of the company's internal control systems, as well as its compliance with the applicable rules and regulations. C. Asset and Liabilities and Markets Committee (ALCO) This committee’s main functions are to monitor and manage the structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analyzing the main economic and risk factors that directly impact the performance of the trading portfolios. D. Appointment Committee This committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' and reviews the application of these policies to other individuals in the organization. E. Remuneration Committee The function of this committee is to constantly review the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organization in general. The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO) and reports directly to the CEO. The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks. This division is responsible for credit, market, non-financial, compliance, and reputational risks. The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defense in risk management and internal control. CREDIT RISK Credit risk is the risk arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation. It is our most relevant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the initial transaction, the client and the portfolio.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 185 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define concrete action plans according to our risk appetite. The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. These strategic plans determine the commercial strategies, risk policies, channels and infrastructure needed to fulfil the strategic plan of each business unit, ensuring a holistic view of the loan portfolios. 2. Risk assessment and credit rating process: Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations. The funds or net cash flows from their business or regular income are analyzed to determine this capacity. Our credit quality assessment models are built around rating engines, different for each of our segments, which we monitor and test to fine-tune the decisions and ratings that are assigned. 3. Scenario analysis: This enables the determination of potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and applying strategies to avoid future deviations from established plans and goals. 4. Monitoring: Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution. The periodic monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish client-specific monitoring levels, policies and actions. 5. Credit risk mitigation techniques: Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security. These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery. Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value through recoveries. The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarized below: - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements. - Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries. - Authorization limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration. Furthermore, these limits are regularly reviewed. Risk assessment teams at the branch level regularly interact with clients. Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications. - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), by issuer, credit ratings and liquidity (for investments)

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 186 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Developing and maintaining the Bank's risk classification to categorize risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks. - Reviewing and assessing credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or financial investments. Credit renewals and reviews are subject to similar processes. The risk assessment teams regularly interact with our clients. Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions. Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters. The Bank's Board of Directors defines the powers of each committee. In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate. The risk division is actively involved in this process and prepares the credit application for the customer. All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk. For example, a corporation would be assessed with its subsidiaries and affiliates. Their respective risk divisions assess and approve consumer loans (individuals, SMEs). The assessment is based on an evaluation system known as GARRA, an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on collecting information to determine the client's financial situation and ability to pay. The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports. For investments in debt instruments, the Bank assesses the probability of non-collectability or default of issuers or counterparties using internal and external assessments such as the independent risk assessors. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation. Furthermore, the Bank operates with several instruments which involve exposure to credit risk, but this is not reflected in the Consolidated Statements of Financial Position, such as guarantees and warranties, documented letters of credit and contingent commitments to extend credit. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. These transactions involve the same credit risk exposure as ordinary loans. Documented letters of credit are commitments recorded by the Bank on behalf of the customer. They are secured by the traded goods they relate to and have a lower risk than direct borrowing. The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds. In the case of contingent commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused portion of the commitment. Nevertheless, the probable loss amount is less than the unused total of the commitment. In addition, the Bank monitors the maturity period of the credit lines because long-term commitments generally have a higher credit risk than short-term commitments.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 187 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Covid-19 Solutions The government supports SMEs through the Guarantee Fund for Small Entrepreneurs (Fogape), by issuing special decrees and during the COVID-19 crisis by amending rules and regulations to encourage banks to provide working capital loans to small businesses. Regarding credit risk loan loss allowances, the FMC requested the setting aside of specific provisions for the loans backed by Fogape guarantees, in line with their expected loss by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantor, according to the appropriate individual or group analysis method, under the provisions of Chapter B-1 of the CASB. See Note 2, letter q. As of June 30, 2024 and December 31, 2023, the balance of provisions for this item amounted to Ch$6,392 million and Ch$10,170 million, respectively. Additional provisions According to FMC regulation, banks can establish provisions above the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. These provisions shall be reported under liabilities per number 9 of Chapter B-1 of the FMC's CASB. The Bank's Board of Directors, due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, approved the constitution of additional voluntary provisions, which as of June 30, 2024 and December 31, 2023 amounted to Ch$293,000 million. Maximum credit risk exposure For financial assets recognized in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced. The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of June 30, 2024 and December 31, 2023, without deducting collateral and credit enhancements received:

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	Note	As of June 30, 2024 Amount of exposure Ch$mn	As of December 31, 2023 Amount of exposure Ch$mn
Deposits in banks	7	2,038,249	2,723,282
Cash in collection process	7	693,606	812,524
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		11,363,981	10,119,486
Debt instruments		125,470	98,309
Financial assets at fair value through other comprehensive income	11		
Debt instruments		2,562,785	4,536,025
Loans and receivables from clients		38,658	105,257
Financial derivative contracts for hedge accounting	12	680,107	605,529
Financial assets at amortized cost	13		
Debt instruments		7,609,556	8,176,895
Interbank loans		1,953	68,326
Loans and receivables from clients		39,335,490	39,589,457
Unrecognized loan/credit commitments:			
Letters of credit for goods movement transactions		298,419	262,496
Transactions related to contingent events		1,929,200	1,641,510
Immediately repayable unrestricted credit lines		10,154,401	9,490,141
Guarantees and sureties		419,654	494,104
Contingent loans linked to CAE		579	813
Other credit commitments		133,274	313,505
Total		**77,385,082**	**79,037,659**

As defined in the CASB, the provisions for credit risk on loans and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the CASB. At the same time, loans and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost have any impairments measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loan losses (Due from banks and loans and receivables from clients) and contingent loans is set out in Note 2 (q). The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortized cost is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n. For derivative instruments, as of June 30, 2024, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$3 billion or 25% of assets.

Interim Consolidated Financial Statements
June 2024 / Banco Santander-Chile 188

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 189 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included. The exposure as of June 30, 2024, considering the fair value of derivative instruments, amounts to: Derivative instruments Financial Total (Market-adjusted) Deposits Loans investments exposure Domestic Loans Ranking US$ million US$ million US$ million US$ million US$ million Hong Kong 2 - 10 - - 10 Italy 2 - - - - - Mexico 3 2 - 1 - 3 Total 2 10 1 - 13 Our exposure to Spain within the group is as follows: Counterpart Domestic Loans Classification Derivative instruments (market-adjusted) Deposits Loans Financial investments Total exposure In US$ million. Banco Santander SA Spain 1 256 12 - - 268 (*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain. Recognition and measurement of credit risk provisions The Bank segments loans and contingent loans by the type of obligor and loan to an appropriate level of detail for applying the credit risk models. Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction. Provisions established for financial assets measured at amortized cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets. The amount of the portfolio net of provisions is reported in the Interim Consolidated Statement of Financial Position. Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC. Provisions for financial assets at fair value through other comprehensive income are presented in Note 11, provisions for financial assets at amortized cost are presented in Note 13 and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 190 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CASB standards (B1 to B3) as of June 30, 2024 and December 31, 2023: As of June 30, 2024 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPECovid- 19 guarantees Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 1,957 - - - - 4 - - - - - Commercial loans 10,213,871 4,787,851 1,074,999 788,487 462,119 103,653 68,035 33,719 268,421 200,598 6,392 Mortgage loans - 16,741,748 - - 753,647 - 34,355 - - 144,223 - Consumer loans - 5,421,083 - - 281,134 - 168,71 8 - - 161,335 - Contingent loan exposure 1,684,725 867,102 93,088 11,306 12,706 15,164 6,195 5,252 6,050 8,313 - ** See Note 13 letters c, d and e for further details. As of December 31, 2023 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPECovid- 19 guarantees Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 68,440 - - - - 114 - - - - - Commercial loans 11,016,846 4,867,446 1,008,865 738,047 440,453 92,730 68,151 30,658 257,192 211,331 10,170 Mortgage loans - 16,437,939 - - 635,500 - 32,350 - - 116,031 - Consumer loans - 5,322,350 - - 276,000 - 169,34 5 - - 166,031 - Contingent loan exposure 1,636,590 971,496 73,518 8,429 11,492 15,000 6,384 5,762 5,315 7,821 - ** See Note 13 letters c, d and e for further details. The following is a summary of the provisions associated with financial assets that are provided for per IFRS 9: As of June 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Debt instruments at amortized cost 1,609 1,729 Debt instruments at fair value with changes in other comprehensive income 394 787 Loans and receivables 51 125 Total 2,054 2,641 As of June 30, 2024 and December 31, 2023, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of June 30, 2024 and December 31, 2023, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio).

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Impaired

The impaired loan portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Impaired portfolio	As of June 30, 2024		As of December 31, 2023	
	Financial assets	**Provisions**	**Financial assets**	**Provisions**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Interbank loans	-	-	-	-
Commercial loans	1,250,606	469,019	1,178,500	468,523
Mortgage loans	753,647	144,223	635,500	116,031
Consumer loans	281,134	161,335	276,000	166,031
Contingent loan exposure	24,012	14,363	19,921	13,136
Total	**2,309,399**	**788,940**	**2,109,921**	**763,721**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more. Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non-performance.

Individual/Group

Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its own internal model for consumer loans.

IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition. This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information. Always on the premise that information is available at no cost or effort. The grouping is based on similar risk characteristics.

Impaired loans

The impaired portfolio consists of the non-performing loans (C1 to C6) plus B3 and B4 in the case of individual assessment. As of June 30, 2024 and December 31, 2023, the impaired portfolio amounts to Ch$2,523,808 million and Ch$2,291,620 million, respectively.

IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active markets, among others.

Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 191

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Charge-offs

Charge-offs must be applied when the contractual rights to the cash flows expire. Charge-offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans. Additional circumstances could lead to a loan charge-off, such as when the Bank concludes that it will not obtain any flows, when there is no enforceable title, when collection actions become time-barred or when the deadlines defined by the FMC are reached (see Note 2 letter q). As of June 30, 2024 and December 31, 2023, loan write-offs amounted to Ch$302,814 million and Ch$456,947 million, respectively. IFRS 9 states that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A charge-off constitutes a derecognition in the financial statements. Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written-off instruments/operations.

Reconciliation of provisions and loans

The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortised cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of June 30, 2024 and December 31, 2023, is presented below:

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**68,440**	**-**	**-**	**-**	**-**	**68,440**
Change in measurement without portfolio reclassifying during the period:	11	-	-	-	-	11
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	4,404	-	-	-	-	4,404
New loans due to translation from contingent to loans	-	-	-	-	-	-
Paid from loans	(70,979)	-	-	-	-	(70,979)
Exchange rate difference	80	-	-	-	-	80
Other changes in provisions	1	-	-	-	-	1
Balance as of June 30, 2024	**1,957**	**-**	**-**	**-**	**-**	**1,957**

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**32,991**	**-**	**-**	**-**	**-**	**32,991**
Change in measurement without portfolio reclassifying during the period:	-	-	-	-	-	**-**
Change due to portfolio reclassification:	-	-	-	-	-	**-**
New loans originated	-	-	-	-	-	**-**
New loans due to translation from contingent to loans	269,234	-	-	-	-	**269,234**
Paid from loans	(232,433)	-	-	-	-	**(232,433)**
Exchange rate difference	(1,352)	-	-	-	-	**(1,352)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of December 31, 2023	**68,440**	**-**	**-**	**-**	**-**	**68,440**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 192

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio Assessment		Substandard Portfolio	Impaired Portfolio Assessment		Total
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**
Change in measurement without portfolio reclassifying during the period:	354,360	198,478	9,785	70,416	172,414	805,453
Change due to portfolio reclassification:	(145,251)	(105,191)	117,110	48,582	84,750	-
New loans originated	8,806,767	1,134,044	-	-	-	9,940,811
New loans due to translation from contingent to loans	16,248	25,661	-	-	-	41,909
Loans sold	(79,747)	-	-	-	-	(79,747)-
Loans purchased	-	1,762	-	-	-	1,762
Loan payments	(10,004,062)	(1,339,818)	(66,472)	(47,163)	(169,677)	(11,627,192)
Provision application for charge-offs	(5)	-	(28)	(35,741)	(65,654)	(101,428)
Exchange rate difference	248,715	5,468	5,712	14,346	358	274,599
Other changes in provisions	-	1	27	-	(525)	(497)
Balance as of June 30, 2024	**10,213,871**	**4,787,851**	**1,074,999**	**788,487**	**462,119**	**17,327,327**

Commercial loans Ch$mn	Normal Portfolio Assessment		Substandard Portfolio	Impaired Portfolio Assessment		Total
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**
Change in measurement without portfolio reclassifying during the period:	618,832	323,191	726,401	474,070	75,818	**2,218,312**
Change due to portfolio reclassification:	(151,459)	(166,630)	84,632	80,413	153,044	**-**
New loans originated	18,946,316	2,079,422	-	-	-	**21,025,738**
New loans due to translation from contingent to loans	34,822	52,126	-	-	-	**86,948**
Credit sold assigned	(41,534)	-	-	-	-	**(41,534)**
Loans payment	(19,425,694)	(1,977,734)	(917,506)	(460,608)	(68,173)	**(22,849,715)**
Provision application for charge-offs	-	-	-	(58,572)	(89,060)	**(147,632)**
Exchange rate difference	83,323	2,873	4,622	3,953	168	**94,939**
Other changes in provisions	-	58	(1)	1	(46)	**12**
Balance as of December 31, 2023	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 193

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Mortgage loans Ch$mn	Normal Portfolio Assessment		Impaired Portfolio Assessment		Total
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	**-**	**16,437,939**	**-**	**635,500**	**17,073,439**
Change in measurement without portfolio reclassifying during the period:	-	147,327	-	93,194	240,521
Change due to portfolio reclassification:	-	(140,129)	-	140,129	-
New loans originated	-	711,902	-	-	711,902
Paid from loans	-	(415,291)	-	(93,456)	(508,747)
Provision application for charge-offs	-	-	-	(21,720)	(21,720)
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of June 30, 2024	**-**	**16,741,749**	**-**	**753,646**	**17,495,395**

Mortgage loans Ch$mn	Normal Portfolio Assessment		Impaired Portfolio Assessment		Total
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	**-**	**15,306,945**	**-**	**422,064**	**15,729,009**
Change in measurement without portfolio reclassifying during the period:	-	274,589	-	55,057	**329,646**
Change due to portfolio reclassification:	-	(237,774)	-	238,942	**1,168**
New loans originated	-	1,786,638	-	4,439	**1,791,077**
Paid from loans	-	(692,564)	-	(46,210)	**(738,774)**
Provision application for charge-offs	-		-	(38,193)	**(38,193)**
Exchange rate difference	-	-	-	-	**-**
Other changes in provisions	-	105	-	(599)	**(494)**
Balance as of December 31, 2023	**-**	**16,437,939**	**-**	**635,500**	**17,073,439**

Consumer loans Ch$mn	Normal Portfolio Assessment		Impaired Portfolio Assessment		Total
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	**-**	**5,322,350**	**-**	**276,000**	**5,598,350**
Change in measurement without portfolio reclassifying during the period:	-	1,568,666	-	394,771	1,963,437
Change due to portfolio reclassification:	-	(184,719)	-	180,538	(4,181)
New loans originated	-	1,964,549	-	-	1,964,549
New loans due to translation from contingent to loans	-	310,487	-	-	310,487
Purchased loans		48,322			48,322
Loans paid	-	(3,615,217)	-	(389,977)	(4,005,194)
Provision application for charge-offs	-	0	-	(179,665)	(179,665)
Exchange rate difference	-	6,646	-	6	6,652
Other changes in provisions (if applicable)	-	(1)	-	(539)	(540)
Balance as of June 30, 2024	**-**	**5,421,083**	**-**	**281,134**	**5,702,217**

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 194

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	**-**	**5,103,219**	**-**	**179,593**	**5,282,812**
Change in measurement without portfolio reclassifying during the period:	-	2,656,137	-	142,282	**2,798,419**
Change due to portfolio reclassification:	-	(337,911)	-	338,758	**847**
New loans originated	-	2,604,626	-	37,900	**2,642,526**
New loans due to translation from contingent to loans	-	647,911	-	923	**648,834**
Paid from loans	-	(5,358,108)	-	(149,779)	**(5,507,887)**
Provision application for charge-offs	-	-	-	(271,123)	**(271,123)**
Exchange rate difference	-	3,951	-	6	**3,957**
Other changes in provisions (if applicable)	-	2,525	-	(2,560)	**(35)**
Balance as of December 31, 2023	-	**5,322,350**	**-**	**276,000**	**5,598,350**

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**
Change in measurement without portfolio reclassifying during the period:	13,791	(148,324)	(400)	112	821	(134,000)
Change due to portfolio reclassification:	(35,832)	(515)	22,523	8,795	5,029	-
New loans originated	787,322	109,037	-	-	-	896,359
New loans due to translation from contingent to loans	-	-	-	-	-	-
Loans purchased	(785,359)	(290,789)	(4,531)	(6,181)	(5,287)	(1,092,147)
Contingent loans due to conversion to loan	(71)	8,695	3	80	364	9,071
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	68,284	217,502	1,975	71	287	288,119
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of June 30, 2024	**1,684,725**	**867,102**	**93,088**	**11,306**	**12,706**	**2,668,927**

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**
Change in measurement without portfolio reclassifying during the period:	78,481	45,563	72,331	5,123	7,979	**209,477**
Change due to portfolio reclassification:	(18,789)	(1,408)	17,342	3,268	10,716	**11,129**
New loans originated	1,736,962	212,714	-	-	-	**1,949,676**
New loans due to translation from contingent to loans	433	36,078	6	118	434	**37,069**
Paid from loans	(2,306,018)	(234,995)	(68,741)	(8,552)	(12,658)	**(2,630,964)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	27,658	78,805	609	10	155	**107,237**
Other changes in provisions (if applicable)	-	-	(329)	(149)	109	**(369)**
Balance as of December 31, 2023	**1,636,590**	**971,496**	**73,518**	**8,429**	**11,492**	**2,701,525**

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the impaired portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 195

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 196 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortised cost as of June 30, 2024 and December 31, 2023, are presented below: A. Financial assets at fair value through other comprehensive income Loans and receivables from clients Normal Ch$mn Portfolio Balance as of January 1, 2024 105,381 New loans originated - Sales and maturities (68,566) Changes in instrument valuation 1,894 Balance as of June 30, 2024 38,709 Loans and receivables from clients Normal Ch$mn Portfolio Balance as of January 1, 2023 142,632 New loans originated 85,533 Sales and maturities (138,700) Changes in instrument valuation 15,916 Balance as of December 31, 2023 105,381 Debt financial instruments Normal Ch$mn Portfolio Balance as of January 1, 2024 4,536,025 Purchases of debt instruments 10,353,987 Sales and maturities (12,390,269) Changes in instrument valuation 63,042 Balance as of June 30, 2024 2,562,785 Debt financial instruments Normal Ch$mn Portfolio Balance as of January 1, 2023 5,880,733 Purchases of debt instruments 41,150,092 Sales and maturities (42,616,549) Changes in instrument valuation 121,749 Balance as of December 31, 2023 4,536,025

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 197 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued B. Debt instruments at amortised cost Guarantees and credit enhancements. In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred. The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations. The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal division. The Bank also has rating tools that enable it to rank the credit quality of transactions or clients. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analysed (commercial, consumer, SME, etc.). Debt financial instruments Normal Ch$mn Portfolio Balance as of January 1, 2024 8,178,624 Purchases of debt instruments 4,488,346 Sales and maturities (3,657,747) Changes in instrument valuation (1,398,058) Balance as of June 30, 2024 7,611,165 Debt financial instruments Normal Ch$mn Portfolio Balance as of January 1, 2023 4,868,485 Purchases of debt instruments 3,342,572 Sales and maturities (96,900) Changes in instrument valuation 64,467 Balance as of December 31, 2023 8,178,624

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of June 30, 2024 and December 31, 2023, are presented below:

	As of June 30, 2024				As of December 31, 2023			
	Maximum credit risk exposure	Guarantee	Net exposure	Allowance	Maximum credit risk exposure	Guarantee	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	1,957	-	1,957	4	68,440	-	68,440	114
Commercial loans	17,327,327	9,887,034	7,440,293	680,818	18,071,657	9,893,336	8,178,321	670,232
Residential Mortgage loans	17,495,395	17,146,389	349,006	178,578	17,073,439	16,589,333	484,106	148,381
Consumer loans	5,702,217	564,251	5,137,966	330,053	5,598,350	586,050	5,012,300	335,376
Contingent loans exposure	2,668,927	391,675	2,277,252	40,974	2,701,525	378,648	2,322,877	40,282
Total	**43,195,823**	**27,989,349**	**15,206,474**	**1,230,427**	**43,513,411**	**27,447,367**	**16,066,044**	**1,194,385**

Residential Mortgage loans are, by their nature, covered by the property that the customer has acquired, and which guarantees the transaction.

When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in lieu of payment', and the loan and its provision are derecognised. The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5, and categorised as held for sale. Once a loan has been derecognised, there are no subsequent enforcement activities.

Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of June 30, 2024 and December 31, 2023, are presented below:

	As of June 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Non-impaired financial assets		
Properties/mortgages	27,999,645	29,279,845
Investments and others	13,160,777	5,300,893
Impaired financial assets		
Properties/mortgages	2,746,951	2,444,084
Investments and others	339,238	293,347
Total	**44,246,611**	**37,318,169**

Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 198

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 199 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Loan limits of debtors related to the ownership or management of the Bank. According to Article 84, No 2 of the General Banking Law (LGB) and the UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of the bank's regulatory capital; this limit increases to 25% if what exceeds 5% corresponds to loans secured by guarantees. In no case may the total of such loans granted by a bank exceed the amount of its regulatory capital. Furthermore, these loans may not be granted on more favourable terms in terms of maturity, interest rates or guarantees than those granted to third parties in similar operations. A person's relationship with the Bank emerges when they have a direct, indirect, or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to refute the presumption. A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that loans granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Subsidiaries, business support companies and affiliated companies are companies related to a bank. Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security. As of June 30, 2024 and December 31, 2023, the lending limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the UCBR are as follows: As of June 30, 2024 As of December 31, 2023 % Ch$mn % Ch$mn Overall limit to related groups of persons 7% 483,028 7% 488,511 Regulatory capital 6,900,397 6,978,733 MARKET RISK Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters. Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. • Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 200 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management. Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integrated Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division: i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short- and long-term regulatory liquidity limits. iii. Inflation risk management and exposure iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curves in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components: • trading portfolio • Local financial management portfolio • Foreign financial management portfolio The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio. The roles that concern the trading portfolio comprise the following: i. applying Value-at-Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits,

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 201 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk - Trading portfolio The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a pre-determined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time. The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place. Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario. Furthermore, the VaR methodology should be interpreted considering the following limitations:

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 202 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. - The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used; - A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day; - The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; - The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and - The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses. As of June 30, 2024 and December 31, 2023, the Bank did not exceed the VaR limits of the trading portfolio’s three components: fixed-income, equity, and foreign currency investments. The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of June 30, 2024 and December 31, 2023, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. The high, low, and average levels for each component and each year were as follows: As of, June 30, 2024 June 30, 2023 VAR US$mn US$mn Consolidated: High 4.77 7.84 Low 1.91 3.65 Average 3.30 5.54 Fixed income investments: High 3.78 7.94 Low 1.70 3.67 Average 2.72 5.39 Variable income investments: High - – Low - – Average - – Foreign currency investments High 3.28 3.91 Low 0.22 0.19 Average 1.68 1.00

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 203 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions. The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula: Bounded limit = square root of a2 + b2 + 2ab, in which: a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner. Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations: - The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items. - This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities. - The model does not consider the sensitivity of volumes resulting from changes in interest rates. - Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk - Financial Management Portfolio as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024		As of December 31, 2023	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	138,957	347,802	124,904	353,718
High	79,657	146,408	79,657	173,389
Low	11,244	87,335	41,151	88,382
Average	48,340	115,622	62,740	133,464
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	169,639	188,487	157,400	174,889
High	17,775	66,414	17,775	91,935
Low	227	53,436	227	53,436
Average	8,768	58,252	9,718	70,397
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	138,957	347,802	124,904	353,718
High	75,816	297,876	75,816	283,550
Low	10,659	246,664	34,663	246,664
Average	46,143	273,804	64,477	268,776

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardised Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk
- Foreign exchange Risk
- Readjustment (Inflation) Risk
- Currency Options Risk

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 204

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 205 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and inflation readjustment income plus interest rate sensitive fees: As of June 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Market risk of the trading book Exposure to interest rate risk 424,242 371,203 Exposure to foreign currency risk 11,972 9,130 Exposure to foreign currency options 2,286 3,167 Total exposure of the trading portfolio 438,500 383,500 10% of Risk Weighted Assets (RWA) 548,126 479,374 Subtotal 986,626 862,874 Limit = Regulatory capital 6,900,399 6,978,733 Available margin 5,913,773 6,115,859 Short-term market risk banking book Short-term exposure to interest rate risk 111,058 97,410 Exposure to inflation risk 165,183 161,222 Total short-term exposure of the banking book 276,241 258,632 Limit = 55% (net interest and readjustment income + fees sensitive to interest rates) 705,447 575,483 Available margin 429,206 316,851 Long-term market risk banking book Long-term exposure to interest rate risk 641,914 1,057,637 Limit = 35% of Regulatory Capital 2,415,140 2,442,556 Available margin 1,773,226 1,384,919 To fulfill its functions, the Integral risk Committee works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks. • ensure that the Bank is equipped with the means, systems, structures, and resources in accordance with the best practices that allow the implementation of the risk management strategy. • ensure the integration, control and management of all the Bank's risks. • execute the application throughout the Bank and its businesses of homogeneous risk principles, policies, and metrics. • develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes. • identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 206 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Income Statements; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. The Integral Risk Committee (CIR) is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks. IBOR Reform In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non-USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021, and of all other USD LIBOR tenors after publication on December 31, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (RFR), including the SOFR. In this context, the Bank's work plan includes the identification of the affected customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates. The Bank has been working based on its IBOR transition program, focusing mainly on: i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capabilities through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration. In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects: • Renegotiating USD LIBOR-linked contracts maturing after December 31, 2023, with affected customers. • Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term- SOFR, both bilaterally and with the Clearing houses. • Preparing curves, price fixing mechanisms and risk models to ensure the adequate performance with the new SOFR and term-SOFR rates. In the second half of 2023 and onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in the Bank’s systems, which will take place on the next interest settlement date following the signature of the new SOFR or term-SOFR contract. It should be noted that all contracts referenced to USD LIBOR before December 31, 2023, have been renegotiated and remediated, and all migrations with the London Clearing House (LCH) and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 207 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs. Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure. The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level. Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups: • Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. • Liquidity Management Tools, knowns as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. • Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Market Risk Area establishes and updates the Bank's Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP.

The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. *Maturity mismatches subject to regulatory limits*

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2. *Monitoring indicators and liquidity ratios subject to regulatory limits*

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department.

HQLA	As of June 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Tier 1: cash and cash equivalents	1,569,775	1,969,547
Tier 1: fixed income	6,058,735	6,072,282
Tier 2: fixed income	5,377	6,240
Total	**7,633,887**	**8,048,069**

3. *Liquidity Coverage Ratio (LCR)*

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Since 2019, Chilean banks have been required to have a minimum level of 60%, which was gradually increased to 100% by 2022. In 2023, a minimum level of 100% was required.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 208

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Liquidity coverage ratio	As of June 30, 2024	As of December 31, 2023
	%	%
LCR	187	212

Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026. In 2024, the minimum level required is 60%.

Net stable funding ratio	As of June 30, 2024	As of December 31, 2023
	%	%
NSFR	102	106

5. Information on liquidity position per the requirements of the Central Bank of Chile

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernised liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive
- Second time frame: between 8 days and 15 days inclusive
- Third time frame: between 16 and 30 days inclusive
- Fourth time frame: between 31 days and 90 days inclusive

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 209

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of June 30, 2024					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	10,684,568	923,403	1,365,252	10,787,129	896,513	1,325,436
Cash flow payable (liabilities) and expenses	12,415,725	2,048,218	3,032,729	12,473,149	2,048,218	3,031,699
Mismatch	**(1,731,157)**	**(1,124,815)**	**(1,667,477)**	**(1,686,020)**	**(1,151,705)**	**(1,706,263)**
Mismatch subject to limits			(4,523,449)			(4,543,998)
Limits:						
1 times capital			4,194,393			4,296,490
Available margin			(329,056)			(247,508)
% Used			108%			106%

	As of December 31, 2023					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	7,874,553	3,217,485	2,017,597	7,991,785	3,230,081	2,009,451
Cash flow payable (liabilities) and expenses	10,475,218	2,119,787	2,498,713	10,411,396	2,119,787	2,498,985
Mismatch	**(2,600,665)**	**1,097,698**	**(481,116)**	**(2,419,611)**	**1,110,294**	**(489,534)**
Mismatch subject to limits			(1,984,083)			(1,798,851)
Limits:						
1 times capital			4,367,159			4,491,893
Available margin			2,383,076			2,693,042
% Used			45%			40%

ii. Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of June 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Deposits and other demand liabilities	13,230,749	13,537,826
Time deposits and other term equivalents	16,067,191	16,137,942
Interbank borrowing	6,966,385	10,366,499
Debt and regulatory capital instruments issued	11,002,651	10,423,704
Total	**47,266,976**	**50,465,971**

The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 210

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 211 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued As of June 30, 2024 and December 31, 2023, the Central Bank required the Bank to maintain a technical reserve of Ch$0mn in both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types. OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic. Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established. Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information: - allows root-cause analysis; - raises awareness of risks; - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; - facilitates regulatory reporting;

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 212 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable. This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non-compliance. - External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis. - Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers. - A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable. - Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. - Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes. The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication. Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers. The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 213 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are: • To protect the integrity of people in a contingency situation. • To ensure that core functions are performed, and the impact on service delivery to our customers is minimised in contingency events. • To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • To comply with regulatory obligations and requirements. • To minimise the entity's potential financial losses and impact on the business. • To protect the brand image, credibility and trust in the entity. • To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. • To contribute to stabilising the financial system. Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrolment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti- skimming elements, as well as improvements in the logical security of these devices. In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others. Cybersecurity Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organisation that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defences. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 214 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Outsourcing of services In consistence with our digitisation strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed. The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: • They have an appropriate control environment, depending on the level of risk of their service. • Business continuity plans are in place to ensure service delivery in case of disruptive events. • They have controls to protect sensitive information processed during the delivery of their services. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations. • There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others. Exposure to net loss, gross loss and gross loss recovery per operational risk event As of June 30, 2024 As of December 31, 2023 Ch$mn Ch$mn Gross loss and expenses for operational risk events in the period Internal fraud 364 1,367 External fraud 19,709 7,202 Labour practices and business security 4,114 6,887 Clients, products, and business practices 655 950 Damage to physical assets 104 267 Business interruption and system failures 284 964 Execution, delivery, and process management 2,447 7,303 Subtotal 27,677 24,940 Expense recoveries for operational risk events in the period Internal fraud - - External fraud (14,403) (5,810) Labour practices and business security (450) (1,276) Clients, products, and business practices (169) (189) Damage to physical assets - (12) Business interruption and system failures (1) (800) Execution, delivery, and process management (252) (2,885) Subtotal (15,275) (10,972) Net loss from operational risk events 12,402 13,968

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 215 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as the risk of the Bank or any of its companies of incurring in insufficient quantity and/or quality of capital necessary to: meet the minimum regulatory requirements to operate as a bank; meet market expectations regarding its creditworthiness; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan. The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, regulators, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management seeks to optimise value creation in the Bank and its business segments. The Bank continuously assesses its risk-return ratios through its core capital, total regulatory capital, economic capital and return on equity. Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which came into force as of December 1, 2021 (Basel III). Economic capital is the capital required to bear the full risk of doing business at a given level of solvency. Capital is managed according to the risk environment, Chile's economic performance and the economic cycle. The respective Committee may amend our existing capital policies to address changes in the above-risk environment. Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising, and assessing all aspects of capital and solvency. The Board of Directors has deferred to the ALCO, the knowledge and assessment of the capital levels and returns in line with the Bank's strategy. In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite. Capital management is based on a Capital Framework designed to ensure that capital, its structure, and its composition are appropriate at any point in time, considering the Bank's risk profile and under different scenarios. It warrants the adherence to the minimum regulatory requirements, the risk appetite, and the Recovery Plan; and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank. The capital model defines the functional and governance aspects of capital planning, capital budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure. In addition, this model covers the main capital management activities: 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value. 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (and stress scenarios). 4. Capital budget progress as part of the Bank's budget process. 5. Monitoring and controlling budget execution and development of action plans to correct any deviations from the budget.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

6. Calculation of capital metrics.
7. Internal capital reporting and reporting to regulatory authorities and the market.

The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring and Dividend Policy, and BASILEA III Implementation.

A new version of the General Banking Law (LGB) was published in January 2019. Adopting the capital levels established in the Basel III standards was among the most relevant changes. In 2020, the final versions of the rules governing the new capital models for Chilean banks were published.

According to the new General Banking Law (updated through Law No 21,130), the minimum capital requirements have increased in quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets but includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, which can be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets.


Pilar II
0 – 4%
Systemic buffer
1- 3.5%
Counter cyclical buffer
0 – 2.5%
Conservation buffer
2.5%
8.0%
T2
6.0%
AT1
4.5%
CET1
Tier II
Tier I

Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets consistent with the FMC. Both buffers should be composed of core capital. In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile, to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions for issuing hybrid AT1 instruments; the determination and capital charges for local systemically important banks; prudential discounts to regulatory capital; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II). Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face. To this end, banks are responsible for developing an internal capital adequacy assessment process. Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process. As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles.

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 216

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 217 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued The result will be a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks. From 2023, a full report will be required. On January 17, 2024, the FMC issued a statement regarding the application of additional capital requirements according to Pillar II, in which the FMC resolved not to apply said requirements to Banco Santander Chile. On December 12, 2023, the FMC issued a regulation (in consultation) regarding adjustments to chapter 21-13 of the Updated Compilation of Banking Regulations. This following a review of current regulations and process, where certain aspects were highlighted for improvement, or gaps were detected with respect to international standard that needed to be addressed. As a result, they proposed the following adjustments: • Adjust Annex N°1 on market risks of the banking book (objective I). • Page limits (objective II). • Adjustment of Annex 3 and delivery instruction in Excel format (objective II). • Determination of internal objective, and its link with the charge that the FMC can establish, in accordance with article 66.5 of the General Banking Law (objective III). • Communications (objective III). Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries. The Bank in 2023 published its Pilar III report as required by the FMC. On November 27 and until December 18, 2023, the FMC maintained for consultation adjustments to Chapter 21-20 of the UCBS, and the associated frequently asked questions document. This is in order to clarify and provide additional guidelines on how the aforementioned Chapter of the UCBS should be complied with. The Bank is waiting for final regulations. The new rules for calculating risk-weighted assets came into force in December, 2021. Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose. Capital metrics Minimum capital requirement Under the General Banking Law, a bank must have a minimum of UF800,000 (approximately Ch$30,057 million or US$31 million as of June 30, 2024) of paid-in capital and reserves, calculated under FMC Rules. Capital requirement. According to the General Law of Banks, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit loss, as well as a paid-in capital and reserve requirement ('core capital') of at least 3% of total assets, also net of credit loss. Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC. As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk-weighted assets ratio of 10.63% is currently required.

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 218 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Regulatory capital is defined as the aggregate of: • a bank's paid-up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; • its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and • its voluntary provisions for credit loss of up to 1.25% of risk-weighted assets. On April 1, 2024, the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements. The statement informed that the Board approved resolution No 3,019 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1.5% for the bank. As of May 24, 2023, the FMC issued a press release informing about the activation of the Countercyclical Capital requirement. According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023, the board of the Central Bank of Chile agreed to activate the Countercyclical Capital Requirement at a level of 0.5% of risk-weighted assets, enforceable within one year as a precautionary measure in the face of higher external financial uncertainty. This report also considered the unanimous approval of the FMC. From December 1, 2021, the definition of regulatory capital changed and is defined as follows: • Paid-up capital of the bank in terms of subscribed and paid-up ordinary shares; • Surcharge paid for the instruments included in this capital component; • Reserves, both non-earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity; • Items of 'Accumulated other comprehensive income'; • Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments. • Non-controlling interest as indicated in the CASB.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory equity

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III	Comprehensive consolidated results As of June 30, 2024 Ch$mn	Comprehensive consolidated results As of December 31, 2023 Ch$mn
1	Total assets according to the statement of financial position	68,262,019	70,857,886
2	Investment in unconsolidated subsidiaries	-	-
3	Assets discounted from regulatory capital, other than item 2	12,135,700	10,823,906
4	Credit equivalents	4,446,457	3,446,909
5	Contingent loans	2,569,199	2,604,665
6	Assets arising from the intermediation of financial instruments	39,075	33,260
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**	**63,102,900**	**66,052,294**
8.a	Credit risk-weighted assets, estimated according to standardised methodology (CRWAs)	29,481,185	30,333,749
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
9	Market risk-weighted assets (MRWAs)	5,481,256	4,793,740
10	Operational risk-weighted assets (ORWAs)	4,793,838	4,424,739
11.a	**= (8.a/8.b+9+10) Risk Weighted Assets (RWAs)**	**39,756,279**	**39,552,228**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAs)**	**39,756,279**	**39,552,228**
12	Shareholders' equity	4,194,393	4,367,159
13	Non-controlling interest	102,098	124,735
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**	**4,296,491**	**4,491,894**
17	Additional deductions to Common Equity Tier 1, other than item 2	70,166	94,013
18	**= (16-17-2) Common Equity Tier 1 (CET1)**	**4,226,325**	**4,397,881**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)	656,696	608,721
23	Discounts applied to AT1	-	-
24	**= (19+20+21+22-23) Additional Tier 1 capital (AT1)**	**656,696**	**608,721**
25	**= (18+24) Tier 1 capital**	**4,883,021**	**5,006,602**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,724,378	1,679,130
28	**= (26+27) Equivalent Tier 2 capital (T2)**	**2,017,378**	**1,972,130**
29	Discounts applied to T2	-	-
30	**= (28-29) Tier 2 capital (T2)**	**2,017,378**	**1,972,130**
31	**= (25+30) Regulatory capital**	**6,900,399**	**6,978,732**
32	Additional core capital required to build up the conservation buffer	423,035	461,934
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	298,172	296,642
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	-	-

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 219

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024, and 2023 and December 31, 2023

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)	Consolidated results As of June 30, 2024 %	Consolidated results As of December 31, 2023 %
1	**Leverage indicator**	**6.70%**	**6.66%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	3.00%	3.00%
2	**Core capital indicator**	**10.63%**	**11.12%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	5.25%	5.25%
2.b	Capital buffers deficit	-	-
3	**Tier 1 capital indicator**	**12.28%**	**12.66%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	6.75%	6.75%
4	**Regulatory capital indicators**	**17.36%**	**17.64%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	8.75%	8.75%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	8.00%	8.00%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	10.63%	10.63%
5	**Solvency rating**	**A**	**A**
	Compliance indicators for solvency		
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	**0.99%**	**0.97%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	**40.80%**	**38.18%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	**15.54%**	**13.84%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	**-**	-

Interim Consolidated Financial Statements June 2024 / Banco Santander-Chile 220

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 221 NOTE 49 - SUBSEQUENT EVENTS Credit Facility Conditional to Incrementing Loans (FCIC) Program On July 1, 2024, Banco Santander Chile made the payment of the second and final maturity of the Credit Facility Conditional to Incrementing Loans (FCIC) Program that it had committed to the Central Bank of Chile for Ch$2,850,919 million, using in this payment investments in Liquidity Deposits (DL) in the aforementioned Central Bank of Chile. Bonds In the local market, the Bank has placed the following bonds: Series Currency Rate Issue date Amount AA-14 UF 3.30 07-08-2024 2,140,000 AA-16 UF 3.20 07-04-2024 3,000,000 AA-21 UF 2.75 07-08-2024 2,165,000 Issuance of Consolidated Interim Financial Statements On July 30, 2024, these Consolidated Interim Financial Statements were approved by the Board of Directors. There are no other subsequent events that occurred between July 1, 2024 and the date of issuance of these Consolidated Interim Financial Statements (July 30, 2024) to disclose. JONATHAN COVARRUBIAS H. Chief Accounting Officer ROMÁN BLANCO REINOSA CEO

Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2024, and 2023 and December 31, 2023 Interim Consolidated Financial Statements June 2024 / Banco Santander -Chile 222